Exhibit 2.1

EXECUTION VERSION
CONFIDENTIAL

TRANSACTION AGREEMENT

by and between

LUXFER HOLDINGS PLC

and

DOUBLE EAGLE ACQUISITION BUYER, INC.

July 26, 2026

ii

iii

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of July 26, 2026, is by and between Double Eagle Acquisition Buyer, Inc., a Delaware corporation (“Buyer”), and Luxfer Holdings PLC, a public limited company registered in England and Wales (the “Company” and, together with Buyer, the “Parties”).

WHEREAS, the Parties intend that the Company Ordinary Shares be acquired by Buyer on the terms and subject to the conditions set out in this Agreement with the effect that Buyer will acquire the entire issued share capital of the Company (the “Transaction”), pursuant to the Scheme of Arrangement;

WHEREAS, the Company Board has, by resolutions duly adopted unanimously by the directors in attendance at a meeting of the directors of the Company duly called and held, (i) determined that this Agreement, the Scheme of Arrangement and the transactions contemplated hereby and thereby, including the Transaction, are fair to and in the best interests of the Company and the Company Shareholders as a whole, and declared it advisable to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement on the terms and subject to the conditions set forth herein, (iii) determined that an application be made to the Court to seek directions relating to the Scheme of Arrangement and (iv) resolved to recommend the approval of the Scheme of Arrangement at the Scheme Meeting and the passing of the Company Shareholder Resolutions by the Company Shareholders;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to each Party’s willingness to enter into this Agreement, (i) Wynnchurch Capital Partners VI, L.P. (the “Equity Investor”) is entering into an equity financing commitment letter in favor of Buyer (the “Equity Commitment Letter”), pursuant to which the Equity Investor has committed, subject to the terms and conditions therein, to invest, directly or indirectly, in Buyer the amounts set forth therein, and (ii) Wynnchurch Capital Partners VI, L.P. (the “Guarantor”) is entering into a guarantee in favor of the Company (the “Guarantee”) with respect to certain obligations of Buyer under this Agreement in an aggregate amount up to the maximum amount of the Buyer Liability Limit, subject to the terms and conditions therein;

WHEREAS, the board of directors of Buyer has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to Buyer’s willingness to enter into this Agreement, certain of the Company Shareholders, solely in their capacity as Company Shareholders, have entered into a support agreement with Buyer (collectively, the “Voting Agreements”), pursuant to which, among other things, such Company Shareholders have agreed to vote their Company Ordinary Shares in favor of the Scheme of Arrangement at the Scheme Meeting and the Company Shareholder Resolutions at the Company GM, subject to the terms and conditions therein, and

WHEREAS, the Company and Buyer desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Company and Buyer agree as follows:

Article 1
THE TRANSACTION

Section 1.01 The Transaction. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Laws of England and Wales, the Companies Act, and the terms of the Scheme of Arrangement: (i) all of the Company Ordinary Shares then outstanding shall be transferred from the Company Shareholders to Buyer (or an Affiliate of Buyer designated by Buyer in accordance with the terms of the Scheme of Arrangement); and (ii) the Company Shareholders shall be entitled in accordance with the terms of the Scheme of Arrangement to receive an amount in cash, without interest, equal to $17.37 per Company Ordinary Share that is outstanding immediately prior to the Effective Time (the “Consideration”). No interest shall accumulate on any cash payable in connection with the Transaction except in accordance with the terms of the Scheme of Arrangement.

Section 1.02 Closing. The closing of the Transaction (the “Closing”) shall take place on a date to be agreed upon by Buyer and the Company that is no later than the third (3rd) Business Day or, if earlier, the End Date, following the date on which the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) occurs, or at such other place, date and time as the Company and Buyer may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.” The Closing shall be deemed to have occurred as of 12:01 a.m., Eastern Time on the Closing Date. To the extent that documents and signatures are required to be executed or provided at closing, such matters shall be dealt with by way of a virtual closing through electronic exchange of documents and signatures.

Section 1.03 Effective Time. On the Closing Date, the Scheme of Arrangement shall become effective at such time as an order of the High Court of Justice in England and Wales (the “Court”) sanctioning the Scheme of Arrangement (such order, the “Court Order”) has been delivered to the Registrar of Companies in England and Wales (such date and time is hereinafter referred to as the “Effective Time”).

Article 2
TRANSFER OF COMPANY ORDINARY SHARES; EXCHANGE PROCEDURES

Section 2.01 Transfer of Company Ordinary Shares. At the Effective Time, all Company Ordinary Shares then outstanding shall be transferred from the Company Shareholders in accordance with the provisions of the Scheme of Arrangement, Section 1.01, this Section 2.01 and Section 2.02, and the Company Shareholders shall cease to have any rights with respect to the Company Ordinary Shares, except their rights under the Scheme of Arrangement, including the right to receive the Consideration. As soon as practicable following the Effective Time (subject to any mandatory stamping of relevant instruments of transfer for the Company Ordinary Shares), the Company’s Register of Members will be updated in accordance with the provisions of the Scheme of Arrangement to reflect the transfer of the Company Ordinary Shares to Buyer (or an Affiliate of Buyer designated by Buyer prior to the filing of the Scheme of Arrangement with the Court), following which the Company shall be a wholly owned subsidiary of Buyer or such Affiliate of Buyer.

Section 2.02 Exchange Procedures.

(a)

(i) Prior to the Closing, Buyer shall (A) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as exchange agent for the payment of the Consideration (“Exchange Agent”) and (B) enter into an agreement with the Exchange Agent (the “Exchange Agent Agreement”), in form and substance reasonably acceptable to the Company, with such Exchange Agent. On the Closing Date, Buyer shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Shareholders, cash in an amount equal to the aggregate Consideration. All cash deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Exchange Fund”.

(ii) As promptly as reasonably practicable after the Effective Time, and in any event within three (3) Business Days after the Effective Time, Buyer shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Ordinary Shares (the “Certificates”) or non-certificated Company Ordinary Shares represented by book-entry (the “Book-Entry Shares”) that is entitled to receive the Consideration pursuant to Section 1.01 a letter of transmittal, which shall be in such form and have such other provisions as Buyer and the Exchange Agent may reasonably specify. The Exchange Agent Agreement shall require that each holder of Company Ordinary Shares that have been converted into the right to receive the Consideration shall be entitled to receive the Consideration in respect of the Company Ordinary Shares represented by a Certificate, within two (2) Business Days following delivery to the Exchange Agent of a duly completed and validly executed letter of transmittal, or receipt of an “agent’s message” by the Exchange Agent in the case of Book-Entry Shares, and, in each case, delivery to the Exchange Agent of such other documents as may be reasonably requested by the Exchange Agent. The Exchange Agent shall accept such letters of transmittal, “agent’s message” with respect to Book-Entry Shares or other documents upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect orderly payments of the Consideration in accordance with normal exchange practices. If payment of the Consideration is to be made to a person other than the person in whose name the Certificate is registered, it shall be a condition precedent to payment that the person requesting such payment shall have paid (and provided all requested documentation thereof) any transfer, stamp and other similar Taxes required by reason of the payment of the Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Buyer and the Exchange Agent that such Tax either has been paid or is not required to be paid. Payment of the Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. Each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Consideration as contemplated by this Article 2, without interest thereon. Any portion of the Exchange Fund which has not been transferred to the holders of Company Ordinary Shares within twelve (12) months of the Effective Time shall be delivered to Buyer or its designee(s) promptly upon request by Buyer, it being understood that no such delivery shall affect any legal right that a Company Shareholder may have to receive the Consideration. None of Buyer, the Company or the Exchange Agent or any of their respective Affiliates or Representatives or agents shall be liable to any Person in respect of any Consideration (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(b) At the Effective Time, the share transfer books of the Company shall be closed and thereafter (other than to record the transfer of Company Ordinary Shares to Buyer or its designate in accordance with this Agreement) there shall be no further registration of transfers of Company Ordinary Shares on the records of the Company until the Company Ordinary Shares have been transferred to Buyer on the terms of the Scheme of Arrangement. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Company Ordinary Shares formerly represented thereby except as otherwise provided for herein. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Buyer, the Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(c) In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof (such affidavit to be in a form reasonably satisfactory to Buyer and the Exchange Agent), the Consideration payable in respect thereof pursuant to Section 1.01; provided, however, that Buyer may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such reasonable and customary amount as Buyer may direct as indemnity against any claim that may be made against Buyer and its Subsidiaries or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.03 Company Equity Awards; Company ESPP; Company SIP.

(a) Company LTIP; Company EIP. No later than immediately prior to the Effective Time, the Company Board or the applicable committee thereof shall take all actions reasonable, necessary or advisable to cause the following to occur as of the Effective Time, contingent upon the occurrence of the Effective Time:

(i) Each option to acquire Company Ordinary Shares granted pursuant to the Company LTIP set forth in Section 3.05(b)(i) of the Company Disclosure Schedule that is outstanding and unexercised immediately prior to the Effective Time (each, a “Company Share Option”), whether vested or unvested, that is subject to only time-based vesting conditions shall (x) become fully vested (to the extent unvested) and (y) be cancelled and converted into the right to receive an amount in cash equal to the sum of (A) the product of (I) the excess, if any, of the Consideration, over the applicable exercise price per Company Ordinary Share of such Company Share Option, multiplied by (II) the total number of Company Ordinary Shares subject to such Company Share Option immediately prior to the Effective Time and (B) any accrued but unpaid dividend equivalent payments granted in tandem with such Company Share Option (without interest) (such amounts, collectively, the “Time-Based Option Cash Amounts”), subject to any applicable Tax withholding.

(ii) Each Company Share Option underlying a Company PSU Award, whether vested or unvested, that is subject to performance-based vesting conditions shall (x) to the extent then unvested, become vested to the extent the performance conditions applicable to such Company Share Option, as determined reasonably and in good faith by the Company Board or the applicable committee, are achieved based on actual performance results achieved as of the Closing Date, with the number of Company Ordinary Shares deemed vested in accordance with the foregoing then multiplied by a fraction, (I) the numerator of which is the number of days during the applicable performance period that have elapsed prior to and including the Closing Date and (II) the denominator of which is the total number of days in such performance period, rounded down to the nearest whole number of shares (such resulting number of shares, the “Earned Shares”), and (y) be cancelled and converted into the right to receive an amount in cash equal to the sum of (A) the product of (I) the excess, if any, of the Consideration, over the applicable exercise price per Company Ordinary Share of such Company Share Option, multiplied by (II) the total number of Earned Shares and (B) any accrued but unpaid dividend equivalent payments granted in tandem with such Company Share Option (without interest) (such amounts, collectively with the Time-Based Option Cash Amounts, the “Option Cash Amounts”), subject to any applicable Tax withholding. For the avoidance of doubt, each Company Share Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time and has a per-share exercise price that is greater than the Consideration shall be cancelled as of the Effective Time for no consideration.

(iii) Each award of restricted share units (“RSUs”) in respect of Company Ordinary Shares granted pursuant to the Company LTIP or the Company EIP set forth in Section 3.05(b)(ii) of the Company Disclosure Schedule that is outstanding immediately prior to the Effective Time that is subject to only time-based vesting conditions (each, a “Company RSU Award”) shall (x) become fully vested and (y) be cancelled and converted into the right to receive an amount in cash equal to the sum of (A) the product of (I) the Consideration multiplied by (II) the number of Company Ordinary Shares subject to such Company RSU Award immediately prior to the Effective Time and (B) any accrued but unpaid dividend equivalent payments granted in tandem with such Company RSU Award (without interest) (such payments, collectively, the “RSU Award Payments”), subject to any applicable Tax withholding.

(iv) Each award of RSUs granted pursuant to the Company LTIP set forth in Section 3.05(b)(iii) of the Company Disclosure Schedule that is outstanding immediately prior to the Effective Time and is subject to performance-based vesting conditions (each, a “Company PSU Award” and, together with the Company Share Options and Company RSU Awards, the “Company Equity Awards”) shall (x) become fully vested based on performance conditions applicable to such Company PSU Award measured based on actual performance results achieved as of the Closing Date, as determined reasonably and in good faith by the Company Board or the applicable committee, with the number of Company Ordinary Shares deemed earned in accordance with the foregoing then multiplied by a fraction, (I) the numerator of which is the number of days during the applicable performance period that have elapsed prior to and including the Closing Date and (II) the denominator of which is the total number of days in such performance period, rounded down to the nearest whole number of shares (such resulting number of shares, the “Earned RSUs”), and (y) be cancelled and converted into the right to receive an amount in cash equal to the sum of (A) the product of (I) the Consideration multiplied by (II) the number of Earned RSUs and (B) any accrued but unpaid dividend equivalent payments granted in tandem with such Company PSU Award (without interest) (such payments, collectively, the “PSU Award Payments”), subject to any applicable Tax withholding.

(b) Following the Effective Time, the Company shall pay the holders of Company Equity Awards, in each case with respect to holders who are current or former employees of the Company or any of its Subsidiaries through the Company’s payroll system in order to effectuate all applicable Tax withholding obligations on such payments, the cash payments described in Section 2.03(a), on or as soon as reasonably practicable after the Closing Date, but in any event within ten (10) Business Days thereafter; provided, however, that in the case of any such amounts that constitute non-qualified deferred compensation under Section 409A of the Code, the Company shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a Tax or penalty under Section 409A of the Code.

(c) As soon as practicable following the date hereof (but in any event no later than fifteen (15) calendar days following the date hereof), the Company shall take all actions with respect to the Company ESPP to provide that (i) with respect to any offering periods in effect as of the date hereof under the Company ESPP (the “Current ESPP Offering Period”), (A) no employee who is not a participant in the Company ESPP, as of the date hereof may become a participant in the Company ESPP, and (B) no participant in the Company ESPP as of the date hereof may increase his or her rate of payroll deductions or contributions under the Company ESPP from the rate in effect as of the date hereof or make separate nonpayroll contributions on or following the date hereof, (ii) subject to the consummation of the transactions contemplated by this Agreement, the Company ESPP shall terminate immediately prior to the Effective Time, (iii) if the Current ESPP Offering Period terminates prior to the Effective Time, then the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP prior to the termination of this Agreement, (iv) if the Current ESPP Offering Period is still in effect at the Effective Time, then the last day of such Current ESPP Offering Period shall be accelerated to a date before the Closing Date as specified by the Company Board or its designated committee in consultation with Buyer and in accordance with the terms of the Company ESPP, and (v) any Company Ordinary Shares purchased by or otherwise issued to participants in the Company ESPP pursuant to the accelerated offering period under this Section 2.03(c) shall be treated as Company Ordinary Shares issued and outstanding immediately prior to the Effective Time for purposes of Section 2.01.

(d) As soon as practicable following the date hereof, the Company shall take all actions with respect to the Company SIP to provide that (i) no employee who is not a participant in the Company SIP as of the date hereof may become a participant in the Company SIP, (ii) no participant in the Company SIP as of the date hereof may increase his or her rate of payroll deductions or contributions under the Company SIP from the rate in effect as of the date hereof, (iii) the Company shall seek the consent of the trustee of the Company SIP (the “SIP Trustee”) to terminate the Company SIP with effect immediately prior to the Effective Time without a clear 14 days’ notice of the actual date of the Effective Time (the “SIP Trustee Consent”), and (iv) (x) if the SIP Trustee Consent is received, then with respect to any accumulation periods in effect as of the date hereof as defined in the Company SIP (the “Current SIP Accumulation Period”), and subject to the consummation of the transactions contemplated by this Agreement, (A) if the Current SIP Accumulation Period terminates prior to the Effective Time, then the Company SIP shall be suspended and no new accumulation period shall be commenced under the Company SIP prior to the termination of this Agreement, and (B) if the Current SIP Accumulation Period is still in effect at the Effective Time, the Company SIP shall be terminated immediately prior to the Effective Time (thereby terminating the Current SIP Accumulation Period), and any payroll deductions or contributions under the Company SIP taken in during the Current SIP Accumulation Period shall be returned subject to any withholding as required to each participant in accordance with the Company SIP, or (y) if the SIP Trustee Consent is not received then, with respect to the Current SIP Accumulation Period, and subject to the consummation of the transactions contemplated by this Agreement, (I) if the Current SIP Accumulation Period terminates prior to the Effective Time, then the Company SIP shall be suspended and no new accumulation period shall be commenced under the Company SIP prior to the termination of this Agreement, (II) if the Current SIP Accumulation Period is still to be in effect at the Effective Time, then the Company SIP shall be suspended with effect from a date before the Closing Date as specified by the Company Board in consultation with Buyer in accordance with the terms of the Company SIP and participants shall be permitted to use any payroll deductions or contributions under the Company SIP taken in during the Current SIP Accumulation Period to acquire Company Ordinary Shares, and (III) the Company SIP shall be terminated as soon as practicable after the Effective Time.

(e) Prior to the Effective Time, the Company Board or any authorized committee thereof shall adopt such resolutions as may reasonably be appropriate or required in its discretion to effectuate the actions contemplated by this Section 2.03.

Section 2.04 Company and Buyer Actions Prior to and at Closing.

(a) On or prior to the Closing Date, the Company shall procure that a meeting of the Company Board (or a duly authorized committee thereof) is held at which resolutions are passed (conditional upon the delivery of the Court Order to the Registrar of Companies in England and Wales and effective as of the Effective Time) approving:

(i) the transfer to Buyer of the Company Ordinary Shares provided to be transferred on the terms of the Scheme of Arrangement and the registration as a member of such person(s) in accordance with the Scheme of Arrangement in respect of such Company Ordinary Shares;

(ii) the removal or resignation of such directors of the Company as Buyer shall determine from (A) the Company Board and (B) the boards of directors of any of the Company’s Subsidiaries on which any such director also sits;

(iii) the removal or resignation of the company secretary and/or corporate administrator to the Company (as Buyer shall determine); and

(iv) the appointment of such persons as Buyer shall determine as the directors of the Company (and, if required by Buyer, as company secretary),

in each case, provided that Buyer provides written notice to the Company identifying the persons who are to resign or be appointed not less than five (5) Business Days prior to Closing.

(b) On or prior to the Closing Date, Buyer shall procure that a meeting of the Board of Directors or equivalent governing body (or a duly authorized committee thereof) of Buyer is held at which resolutions are passed (conditional upon the delivery of the Court Order to the Registrar of Companies in England and Wales and effective as of the Effective Time) approving the payment of the Consideration to the Exchange Agent, for the benefit of the Company Shareholders.

(c) On the Closing Date, the Company shall:

(i) deliver the Court Order to the Registrar of Companies in England and Wales with a copy to Buyer;

(ii) deliver to Buyer a certified copy of the resolutions referred to in Section 2.04(a);

(iii) deliver to Buyer a letter of resignation (or evidence of removal) in form and substance reasonably satisfactory to Buyer from each director who resigns (or is removed) in accordance with Section 2.04(a)(ii);

(iv) deliver to Buyer a letter of resignation (or evidence of removal) from each relevant person who resigns (or is removed) in form and substance reasonably satisfactory to Buyer in accordance with Section 2.04(a)(iii); and

(v) deliver to Buyer all Certificates received by the Company in respect of the Company Ordinary Shares (if any) transferred to Buyer in accordance with the Scheme of Arrangement; provided that to the extent any such Certificates are received by the Company after the Closing Date, delivery to Buyer shall be made as promptly as reasonably practicable thereafter.

Section 2.05 Withholding Rights. Notwithstanding anything herein to the contrary, each of the Exchange Agent, Buyer, the Company and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any Applicable Law. The applicable withholding agent shall provide written notice to the applicable payee at least seven (7) Business Days prior to any such deduction or withholding, and provide such payee with a reasonable opportunity to provide any certificates, forms or other documentation to reduce or eliminate such deduction or withholding. To the extent that amounts are so deducted or withheld by an applicable withholding agent and timely remitted by such withholding agent to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by such withholding agent.

Section 2.06 Further Assurances. If at any time before or after the Effective Time, Buyer or the Company reasonably believes that any further instruments, deeds, documents, conveyances or assignments are reasonably necessary to consummate the Transaction, then Buyer and the Company and their respective officers and directors shall execute and deliver all such proper instruments, deeds or assignments reasonably necessary to consummate the Transaction and to carry out the intent and purposes of this Agreement.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) any form, document or report publicly filed with or publicly furnished to the SEC by the Company (including any documents incorporated by reference therein) since January 1, 2024 and at least one (1) Business Day prior to the date of this Agreement (excluding statements in any “Forward-Looking Statements” or “Risk Factors” sections or any other disclosures contained therein to the extent that such statements are cautionary, predictive or forward-looking in nature but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements), which are deemed to have been Made Available to Buyer (“Recent SEC Reports”); provided that nothing disclosed in the Recent SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 3.05, Section 3.09(a), and Section 3.25, or (b) as set forth in the Company Disclosure Schedule (it being acknowledged and agreed that (i) disclosure of any item in any section or subsection of the Company Disclosure Schedule, whether or not an explicit cross reference appears, shall be deemed disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure, and (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or constitutes a Company Material Adverse Effect or that the inclusion of such item in the Company Disclosure Schedule is required), the Company hereby represents and warrants to Buyer as follows:

Section 3.01 Corporate Existence and Power. The Company is a public limited company duly incorporated, validly existing and in good standing under the Laws of England and Wales and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has Made Available to Buyer complete and correct copies of the Company’s memorandum and articles of association, as amended (the “Company Articles of Association”). The Company Articles of Association are in full force and effect and the Company is not in violation of the Company Articles of Association in any material respect.

Section 3.02 Corporate Authorization.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and each other document to be entered into by the Company in connection with the transactions contemplated hereby (together with this Agreement, the “Company Transaction Documents”) and, subject to Section 3.03, upon receipt of the Company Shareholder Approval and the Court Order, will have the requisite corporate power and authority to consummate the transactions contemplated hereby and thereby, including the Transaction. The execution, delivery and performance of this Agreement and the other Company Transaction

Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company Board and, except for the Company Shareholder Approval and the filing of the required documents and other actions in connection with the Scheme of Arrangement with, and subject to receipt of the required sanctioning of the Scheme of Arrangement by, the Court, no other corporate action on the part of the Company or vote of the Company Shareholders is necessary to authorize the execution and delivery by the Company of this Agreement and the other Company Transaction Documents and the consummation of the Transaction. Each of the Company Transaction Documents has been duly and validly executed and delivered by the Company and, assuming each such Company Transaction Document has been duly authorized, executed and delivered by each other counterparty thereto, each of the Company Transaction Documents constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be subject to (A) the effect of bankruptcy, insolvency, reorganization, receivership, administration, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Enforceability Exceptions”).

(b) The Company Board has, by resolutions duly adopted unanimously by the directors in attendance at a meeting of the directors of the Company duly called and held, (i) approved and declared this Agreement, and the transactions contemplated hereby, including the Transaction, the Scheme of Arrangement and the other transactions contemplated hereby fair to and in the best interests of the Company and the Company Shareholders as a whole, (ii) declared that it is advisable and in the best interests of the Company Shareholders that the Company enter into this Agreement and consummate the Transaction, the Scheme of Arrangement and the other transactions contemplated hereby and thereby, on the terms and subject to the conditions set forth herein, and (iii) directed that an application be made to the Court to seek directions relating to the Scheme of Arrangement. The Company Board has further resolved that it will, subject to the terms and conditions of this Agreement, recommend that the Company Shareholders vote in favor of all of the resolutions comprising the Company Shareholder Approval at a duly held meeting of such shareholders for such purposes (such recommendation referred to herein as the “Company Recommendation”).

Section 3.03 Governmental Authorization. Other than in connection with or in compliance with (i) the Companies Act, (ii) the U.S. Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iii) the U.S. Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), (iv) the rules and regulations of The New York Stock Exchange (“NYSE”), (v) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and (vi) the Foreign Investment Laws, and, subject to the accuracy of the representations and warranties of Buyer in Section 4.03, no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, or notice to, any Governmental Authority is necessary, under Applicable Law, for the execution, delivery and performance of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for such authorizations, consents, Orders, licenses, permits, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.04 Non-contravention. The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, cancellation, material modification, or acceleration of any right or obligation, under any Material Contract or result in the creation of any liens, licenses, sublicenses, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) (other than Permitted Liens and any Liens created in connection with any action taken by Buyer or its Affiliates) upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Articles of Association or the organizational documents of the Company’s Subsidiaries or (iii) assuming compliance with the matters referred to in Section 3.03, conflict with or violate any Applicable Law, except in each case of clauses (i) through (iii) for such violations, defaults, terminations, cancellations, modifications, accelerations, conflicts, or Liens as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.05 Capitalization.

(a) At the close of business on July 22, 2026 (the “Capitalization Date”): (A) 28,944,000 ordinary shares with a par value of £0.50 per share, of the Company (the “Company Ordinary Shares”), were issued and outstanding; (B) Company Share Options to purchase an aggregate of 239,267 Company Ordinary Shares were issued and outstanding; (C) an aggregate of 270,659 Company Ordinary Shares were subject to outstanding Company RSU Awards; (D) an aggregate of 371,519 Company Ordinary Shares were subject to outstanding Company PSU Awards (of which 302,742 underlie RSUs and 68,777 underlie performance-based Company Share Options) (assuming any applicable performance goals were achieved at the maximum level of performance); and (E) an aggregate of 1,950,796 Company Ordinary Shares were held in the treasury of the Company. Since the Capitalization Date, the Company has not issued any securities (including derivative or convertible securities) except for (A) Company Ordinary Shares issued upon exercise or settlement of Company Share Options or Company RSU Awards or Company PSU Awards or (B) pursuant to the terms of any Company Employee Plan in accordance with Section 5.01(b).

(b) Section 3.05(b) of the Company Disclosure Schedule sets forth, as of the close of business on the Capitalization Date, a complete and correct list of (i) all outstanding Company Share Options, including the number of Company Ordinary Shares subject to such award, the name of the holder, the grant date, the vesting schedule, the exercise or purchase price per Company Ordinary Share of each such Company Share Option, and any dividends or dividend equivalent payments granted in tandem with such Company Share Option, (ii) all outstanding Company RSU Awards, including the name of the holder, the grant date, the vesting schedule, the number of Company Ordinary Shares subject to each Company RSU Award, and any dividends or dividend equivalent payments granted in tandem with such Company RSU Award, and (iii) all outstanding Company PSU Awards, including the name of the holder, the grant date, the vesting schedule, the number of Company Ordinary Shares subject to each Company PSU Award (assuming any applicable performance goals were achieved at the maximum level of performance).

(c) Except as set forth in this Section 3.05 and for changes since the Capitalization Date resulting from (x) the exercise or settlement of Company Equity Awards outstanding on such date or granted thereafter as permitted under Section 5.01(b)(iv), or (y) the purchase of Company Ordinary Shares under the Company ESPP and the Company SIP, as permitted hereunder, there are no outstanding (i) capital shares or voting securities (including voting debt) of the Company or any of its Subsidiaries (whether Company Ordinary Shares or otherwise), (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for capital shares or voting securities (including voting debt) of the Company or any of its Subsidiaries, (iii) options, warrants, other equity or equity-based rights or other rights or arrangements to acquire from the Company or any of its Subsidiaries, or other obligations or commitments of the Company or any of its Subsidiaries to issue, any share capital or other voting securities (including voting debt) or ownership interests in, or any securities convertible into or exchangeable for, share capital or other voting securities (including voting debt) or ownership interests in, the Company or any of its Subsidiaries, (iv) restricted shares, share appreciation rights, performance shares, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital of, or other voting securities (including voting debt) or ownership interests in, the Company or any of its Subsidiaries (the items in clauses (i)-(iv), whether in reference to the Company or any of its Subsidiaries, being referred to collectively as the “Company Securities”), (v) voting trusts, proxies or other similar agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any share capital of the Company or any of its Subsidiaries or (vi) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any share capital of the Company or any of its Subsidiaries. There are no outstanding obligations or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. All Company Share Options, Company RSU Awards, Company PSU Awards, and rights under the Company ESPP may, by their terms, be treated in accordance with Section 2.03. No Subsidiary of the Company owns any Company Securities (other than an ownership interest in any other Subsidiary of the Company). As of the date hereof, there are no accrued but unpaid dividends or dividend equivalent rights with respect to the Company Securities, other than the Company Equity Awards.

(d) All outstanding Company Ordinary Shares have been, and all shares that may be issued pursuant to any Company Share Plan or the Company ESPP or the Company SIP as permitted under Section 5.01(b)(iv) will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of Company Ordinary Shares that have not yet been issued, will be) fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, anti-dilutive right or any similar right pursuant to any provision of Applicable Law or any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound. None of the outstanding Company Ordinary Shares have been issued in violation of any foreign, federal or state securities laws.

Section 3.06 Subsidiaries.

(a) Section 3.06(a) of the Company Disclosure Schedule lists each of the Company’s Subsidiaries. Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any share capital or voting securities of, or other equity interests in, or has any direct or indirect equity participation or similar interest in, or any interest convertible into or exchangeable or exercisable for, any share capital or voting securities of, or other equity interest in, any other Person.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Subsidiary of the Company: (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the laws of its respective jurisdiction of organization and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(c) None of the Company’s Subsidiaries is in violation of any of its articles of association, certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents, in each case as amended to and in effect as of the date hereof, except for any such violation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.07 SEC Filings and the Sarbanes-Oxley Act.

(a) Since January 1, 2024 through the date hereof, the Company has filed with or furnished to the SEC each report, statement, schedule, form or other document or filing required by the Securities Act or the Exchange Act to be filed or furnished to the SEC by the Company at or prior to the time so required (the “Company SEC Documents”) and has Made Available the Company SEC Documents to Buyer. As of the date hereof, no Subsidiary of the Company is required to file any report, statement, schedule, form or other document with the SEC pursuant to the Exchange Act.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing or, as of the date each such filing became effective), and in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively, (i) each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act as the case may be, each as in effect on the date so filed (or amended), and (ii) no Company SEC Document at the time it was filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of the last such filing) contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC and there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents.

(c) Each applicable Company SEC Document containing financial statements that has been filed with the SEC by the Company since January 1, 2024 through the date hereof was accompanied by the certifications required to be filed by the Company’s principal executive officer and principal financial officer, as applicable, pursuant to the Sarbanes-Oxley Act and, at the time of filing of each such certification, such certification was true and accurate and complied with the

Sarbanes-Oxley Act. As of the date hereof, to the Knowledge of the Company, neither the Company, nor any current or former executive officer of the Company, has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Company SEC Documents filed prior to the date hereof.

(d) Since January 1, 2024, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

Section 3.08 Financial Statements; Internal Controls.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements (in each case, including the related notes and schedules thereto) of the Company included or incorporated by reference in the Company SEC Documents (i) have complied as to form, as of their respective filing dates with the SEC, in all material respects with the then-applicable accounting requirements and the published rules and regulations of the SEC with respect thereto except to the extent disclosed in any such Company SEC Document, (ii) have been prepared in accordance with GAAP (except, in the case of the unaudited statements or any foreign Subsidiaries, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) on that basis, fairly presented (except as may be indicated therein or in the notes thereto) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal recurring adjustments including the notes thereto, in the case of any unaudited interim financial statements).

(b) The Company’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) (“Internal Controls”) is reasonably sufficient to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (iii) any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be prevented or detected in a timely manner. There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of the Company’s assessment of internal controls as of and for the year ended December 31, 2025 (nor has any such material weakness been identified since such date through the date hereof).

(c) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed and established to ensure, that (i) material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

Section 3.09 Absence of Certain Changes.

(a) Since the Company Balance Sheet Date through the date hereof, none of the Company or any of its Subsidiaries has taken any action that would require the consent of Buyer pursuant to Section 5.01(b)(i), (ii), (iii), (v), (vii), (xi), (xii), (xiv), and (xix) if taken after the date of this Agreement.

(b) Since the Company Balance Sheet Date through the date hereof (except for actions taken in connection with the transactions contemplated by this Agreement), (i) the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and (ii) there has not been any event, change, occurrence, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities or obligations disclosed or reflected and adequately reserved against in the Company Balance Sheet, (b) liabilities or obligations incurred since the Company Balance Sheet Date and in the ordinary course of business (none of which relates to a material breach of Contract, tort, misappropriation, infringement, or violation of Applicable Laws), (c) liabilities or obligations arising under Contracts to which the Company or any of its Subsidiaries is a party (none of which relates to a material breach of Contract, tort, misappropriation, infringement, or violation of Applicable Laws) and which are Made Available to Buyer, (d) liabilities or obligations pursuant to the terms of this Agreement; and (e) liabilities or obligations that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.11 Litigation. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) there is, and since January 1, 2025 has been, no Proceeding pending against or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries is subject to any outstanding Order or settlement agreement. To the Knowledge of the Company, there is no pending or threatened in writing Proceeding or outstanding Order or settlement agreement that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.12 Compliance with Applicable Law.

(a) Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and, for the past two (2) years, has been, in compliance with all Applicable Laws. Neither the Company nor any of its Subsidiaries has received any written notice for the past two (2) years through the date hereof that remains unresolved (i) of any administrative, civil or criminal investigation or material audit by any Governmental Authority relating to the Company or any of its Subsidiaries or (ii) from any Governmental Authority alleging that the Company or any of its Subsidiaries is not in compliance with any Applicable Law, except for such notices described in clauses (i) and (ii) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has in effect all Governmental Authorizations necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted and (ii) there have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving rise to any right of termination, material amendment or cancellation of, any such Governmental Authorizations.

Section 3.13 Certain Business Practices.

(a) The Company and its Subsidiaries are, and for the past five (5) years have been, in compliance in all material respects with the provisions of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., and each other anti-corruption or anti-bribery law binding on any of them (collectively, “Anti-Corruption Laws”). The Company, its Subsidiaries, and their respective directors, officers, and employees, and to the Knowledge of the Company, or any agents thereof (in their capacity as such) have not paid, offered or promised to pay, or authorized payment of, any monies or any other thing of value to any government official or employee (including employees of government-owned or controlled entities) or any political party or candidate for political office (collectively, a “Proscribed Recipient”) for the purpose of, (i) influencing any act or decision of such Proscribed Recipient, (ii) inducing such Proscribed Recipient to do or omit to do any act in violation of the lawful duty of such Proscribed Recipient, or to use his, her, or its influence with a Governmental Authority to affect or influence any act or decision of such Governmental Authority, or (iii) assisting in obtaining or retaining business for or with, or directing business to, any Person, in each case, in violation of Anti-Corruption Laws.

(b) The Company and its Subsidiaries are in compliance with applicable Sanctions and Ex-Im Laws. None of the Company, any Subsidiaries thereof, nor any of their respective directors, officers, nor to the Knowledge of the Company, employees or agents (in their capacity as such) (i) is or has been a Sanctioned Person; (ii) since April 24, 2019, has violated applicable Sanctions; (iii) since April 24, 2019, has engaged in any dealings with a Sanctioned Person or in a Sanctioned Country in violation of Sanctions; or (iv) in the last five (5) years, committed a violation of any applicable Ex-Im Law.

(c) None of the Company, nor any of its Subsidiaries have been, in the last five (5) years (and, in the case of Sanctions, since April 24, 2019), the subject of any voluntary disclosure, investigation, prosecution or enforcement action related to compliance with any Anti-Corruption Laws, Sanctions or Ex-Im Laws.

Section 3.14 Material Contracts.

(a) Except (x) this Agreement and the other Transaction Documents, (y) the Company Employee Plans, and (z) as set forth in Section 3.14(a) of the Company Disclosure Schedule, as of

the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by any Contract:

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) that is with the ten (10) largest customers of the Company (as determined based on annual recurring revenue for the fiscal year ended December 31, 2025) (other than, solely for listing purposes in the case of this Section 3.14(a)(ii), (x) individual purchase orders with a value of $1,000,000 or less entered into in the ordinary course of business consistent with past practice and that contain terms primarily related to quantity, price or similar terms or (y) with respect to Government Contracts individual purchase orders with a value of $1,000,000 or less or (z) any task, purchase, or delivery order, in each case, issued under a Government Contract);

(iii) that is with the top ten (10) suppliers/vendors of the Company (as determined by total payments for the fiscal year ended December 31, 2025) (other than, solely for listing purposes in the case of this Section 3.14(a)(iii), individual purchase orders with a value of $1,000,000 or less entered into in the ordinary course of business consistent with past practice and that contain terms primarily related to quantity, price or similar terms);

(iv) evidencing a capital expenditure for which aggregate future payments are required in excess of $2,000,000 during any twelve (12) month period;

(v) (A) containing a covenant limiting in any material respect the ability of the Company or any of its Subsidiaries to compete or engage in any line of business or to compete with any Person in any geographic area or (B) containing any provision described in clause (A) that would bind Buyer or any of its Affiliates (without giving effect to the proviso in the definition of “Affiliate”) after the Closing, that in each case are material to the Company or any of its Subsidiaries taken as a whole;

(vi) (A) that is a derivative Contract of the Company or its Subsidiaries and (B) relating to or evidencing Indebtedness of the Company or any of its Subsidiaries (excluding, for the avoidance of doubt, intercompany loans between or among the Company and its Subsidiaries) or the mortgaging, pledging or otherwise granting of a Lien (other than Permitted Liens) on any material asset or group of assets of the Company or its Subsidiaries, in each case, in excess of $1,500,000;

(vii) that (A) contains “most favored nation” pricing provisions from the Company or any of its Subsidiaries in favor of, (B) grants exclusive rights, rights of first refusal, rights of first negotiation or offer or similar rights to, any customer or (C) contains any provision described in clause (A) or (B) that would bind Buyer or any of its Affiliates (without giving effect to the proviso in the definition of “Affiliate”) after the Closing;

(viii) that is material to the operation of the business of the Company or any of its Subsidiaries (including with respect to the Intellectual Property that is the subject thereof) and (A) pursuant to which the Company or any of its Subsidiaries licenses or sublicenses Intellectual Property to or from third parties other than Incidental Licenses, (B) relates to the acquisition, or development of Intellectual Property (excluding Contracts with employees and, to the extent entered into in the ordinary course of business, independent contractors of the Company or any of its Subsidiaries) or (C) arises out of any Intellectual Property-related dispute (including concurrent use agreements, settlement agreements, covenant not to sue agreements and consent to use agreements);

(ix) (A) under which the Company or any of its Subsidiaries has any indemnification obligations (excluding indemnification obligations in respect of representations and warranties and covenants that survive indefinitely or for periods equal to a statute of limitations and excluding obligations to indemnify directors and officers pursuant to acquisition agreements) which have not been satisfied or performed, (B) pursuant to which any earn-out, deferred or contingent payment remain outstanding or (C) under which any other obligation remains to be performed or liabilities continuing after the date of this Agreement of more than $1,000,000, in each case, relating to the acquisition or disposition of all or any portion of any business or the assets or properties of any business (whether by merger, sale of shares, sale of assets or otherwise) for consideration in excess of $1,500,000;

(x) relating to a partnership, joint venture or other similar arrangement;

(xi) between the Company or any of its Subsidiaries, on the one hand, and (A) any current director or officer of the Company, (B) any record or beneficial owner owning five (5) percent or more of the Company Ordinary Shares or (C) to the Knowledge of the Company, any affiliate of any such director, officer or owner (other than the Company or any of its Subsidiaries), on the other hand, except for any commercial Contracts entered into on arm’s length terms in the ordinary course of business and Company Employee Plans (each such transaction among such Persons, an “Interested Party Transaction”);

(xii) entered into for the settlement or other resolution of any litigation, suit, or Proceeding under which the Company or any of its Subsidiaries have any outstanding or unsatisfied obligations requiring the Company or any such Subsidiary to pay more than $1,500,000 (net of any amount covered by insurance or indemnification) or that imposes any material non-monetary obligations on the Company or any such Subsidiary;

(xiii) that is a Government Contract involving aggregate payments during calendar year 2025 or any subsequent 12-month period of at least $1,500,000;

(xiv) involving aggregate payments by the Company during calendar year 2025 or any subsequent 12-month period of at least $2,000,000 and which is not terminable by either party on less than 60 days’ written notice without penalty; and

(xv) committing the Company or any of its Subsidiaries to enter into any Contracts of the types described in the foregoing clauses (i) through (xiv).

(b) Each Contract of the type described above in Section 3.14(a), whether or not set forth in Section 3.14(a) of the Company Disclosure Schedule, is referred to herein as a “Material Contract.” Except for Material Contracts that have expired or terminated by their terms, as of the date hereof, all of the Material Contracts are (i) legal, valid and binding agreements of the Company or its applicable Subsidiary, as the case may be, and, to the Knowledge of the Company, each other party thereto, and (ii) in full force and effect, except for such failures as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, subject to the Enforceability Exceptions. Neither the Company nor any of its Subsidiaries has, and, to the Knowledge of the Company, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act under, and no event or condition exists, which (with or without notice, lapse of time or both) would constitute a default under, the provisions of any Material Contract, except in each case for those violations, acts (or failures to act) and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and, as of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any of the foregoing. As of the date hereof, except as has not been and would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has (x) received any notice in writing, or to the Knowledge of the Company, orally, from any Person that such Person intends to terminate, not renew, renegotiate, or claim a material breach under, any Material Contract or (y) waived, or failed to enforce, any of its material rights or benefits under any Material Contract.

Section 3.15 Taxes.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) all Tax Returns required to be filed by the Company or any of its Subsidiaries with any Taxing Authority have been filed when due (taking into account any extensions of time within which to file) in accordance with all Applicable Laws, and each such Tax Return is true, correct, and complete in all respects;

(b) the Company and each of its Subsidiaries have timely paid all Taxes that have become due and payable by them;

(c) the Company and each of its Subsidiaries have timely withheld and paid all Taxes required to have been withheld and paid by each of them in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party;

(d) no Tax liabilities of the Company or any of its Subsidiaries are the subject of any on-going Proceeding with a Taxing Authority and, to the Knowledge of the Company, there is no Proceeding pending or threatened against the Company or any of its Subsidiaries in respect of any Tax;

(e) since January 1, 2023, neither the Company nor any of its Subsidiaries has received any written notice from any Taxing Authority in a jurisdiction in which the Company or such Subsidiary does not file Tax Returns asserting that the Company or such Subsidiary is subject to Tax, or required to file a Tax Return, in such jurisdiction;

(f) neither the Company nor any of its Subsidiaries has waived any statute of limitations applicable to, or consented to extend, the time in which any Tax may be assessed or collected by any Governmental Authority which waiver or extension is still in effect (other than pursuant to automatic extensions of time to file Tax Returns);

(g) neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code (or any corresponding provision of Applicable Law) in the two (2) years prior to the date hereof;

(h) neither the Company nor any of its Subsidiaries (A) is or has been a member of an affiliated group of companies for any Tax purposes, that has filed a combined, consolidated or unitary Tax Return (other than in each case such a group containing only members of the group of which the Company or one of its Subsidiaries is or was the common parent) or (B) to the Knowledge of the Company, has any liability for Taxes that are directly or primarily chargeable against any Person (other than the Company, any of its Subsidiaries or any member of an affiliated group of which the Company or one of its Subsidiaries is or was the common parent) under Applicable Laws, including pursuant to Treasury Regulations Section 1.1502-6 (or any corresponding provision of Applicable Law), or as a transferee or successor, by Contract (other than any customary commercial Contract not primarily related to Taxes and entered into in the ordinary course of business), or otherwise by operation of Law;

(i) neither the Company nor any Subsidiary has participated in, or is currently participating in, any “listed transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b) (or any corresponding provision of Applicable Law);

(j) neither the Company nor any of its Subsidiaries is a party to or bound by any “closing agreement” described in Section 7121 of the Code (or any corresponding provision of Applicable Law) or other written agreement or ruling with a Taxing Authority regarding Taxes or Tax matters;

(k) neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, in each case, prior to the Closing Date, (ii) installment sale or other transaction on or prior to the Closing Date, (iii) prepaid amount received, or paid, on or prior to the Closing Date (other than prepaid amounts received or paid in the ordinary course of business), (iv) any material Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any customary commercial Contract not primarily related to Taxes among or between only the Company or any of its Subsidiaries) or (v) election pursuant to Section 965(h) of the Code made by any U.S. Subsidiary prior to the Closing Date;

(l) the Company and each of its Subsidiaries have complied with all Applicable Laws related to VAT and transfer pricing;

(m) there are no material Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Taxes, other than Permitted Liens;

(n) neither the Company nor any of its Subsidiaries is or has ever been resident, for all Tax purposes, in any jurisdiction other than its jurisdiction of incorporation;

(o) neither the Company nor any of its Subsidiaries has engaged in, or been a party to, any transaction, series of transactions, scheme or arrangement which (i) were abusive tax arrangements within the meaning of Part 5 of the Finance Act 2013 of the United Kingdom (General Anti-Abuse Rule), (ii) have been the subject of a notice of counteraction issued by a Taxing Authority under any targeted anti-avoidance provision of Applicable Law, (iii) were required to be disclosed as a notifiable arrangement within the meaning of Part 7 of the Finance Act 2004 (Disclosure of Tax Avoidance Schemes) of the United Kingdom, or (iv) the Company or any of its Subsidiaries was advised or knew had as its or their main purpose, or one of its or their main purposes, the avoidance of Tax or the improper obtaining of a Tax advantage; and

(p) all documents which establish or are necessary to establish the title of the Company or any of its Subsidiaries to any material asset have been duly stamped and any applicable stamp duties in respect of such documents have been duly paid.

Section 3.16 Employee Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material U.S. Employee Plan and each material Foreign Employee Plan.

(b) With respect to each Company Employee Plan, the Company has delivered or made available to Buyer true and complete copies, to the extent applicable, of (i) the current plan document (or, to the extent that the Company Employee Plan is not written, a written description), any related adoption agreement, the most recent summary annual report, annuity contracts, service provider contracts, insurance contracts, policies and certificates of coverage, and any trust agreements, in each case together with all amendments thereto; (ii) the most recent summary plan description and any summary of material modifications thereto; (iii) for the most recent plan year, (A) the Form 5500 and attached schedules, (B) the audited financial statements, (C) the most recent triennial actuarial valuation of the UK DB Plan; and (D) nondiscrimination testing results; (iv) in the case of any plan that is intended to be qualified under Code Section 401(a), the most recent determination, advisory or opinion letter from the Internal Revenue Service; and (v) any material and non-routine correspondence with, and all filings, records and notices concerning audits or investigations by, any Governmental Authority during the past three (3) years.

(c) None of the Company Employee Plans are, and neither the Company nor any of its Subsidiaries nor any ERISA Affiliate of the Company or any of its Subsidiaries has sponsored, maintained or contributed to, or has been obligated to contribute to, or has any liability or obligation (contingent or otherwise) with respect to, (i) an employee benefit plan that is or was subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413 of the Code, (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or (v) a plan providing for or promising retiree medical or life insurance or other welfare benefits to any current or former employee or other service provider of the Company, any of its Subsidiaries or any ERISA Affiliate, except to the extent required by Section 4980B of the Code or other similar U.S. state Applicable Law. Neither the Company nor any of its Subsidiaries has incurred (whether or not assessed) any material Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(d) Each U.S. Employee Plan that is intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable determination or an opinion letter to that effect, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and nothing has occurred that could reasonably be expected to cause the loss of or adversely affect such qualification.

(e) (i) Each U.S. Employee Plan has been established, funded, operated, administered, and maintained in all material respects in compliance with its terms and with the requirements prescribed by Applicable Laws, including ERISA and the Code, and (ii) all material contributions, premiums and other payments due or required to be paid to (or with respect to) any U.S. Employee Plan have been timely paid in accordance with the terms of such U.S. Employee Plan and Applicable Law or, if not yet due, have been properly accrued.

(f) (i) No material litigation, Proceeding or claim is pending with respect to any Company Employee Plan (other than routine claims for benefits) and, to the Knowledge of the Company, no such litigation, Proceeding or claim is threatened, and (ii) there have not previously been, and there are not currently, any governmental audits or investigations pending or conducted in connection with any Company Employee Plan, or, to the Knowledge of the Company, threatened in connection with any Company Employee Plan.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Foreign Employee Plan and related trust, if any, complies with and has been established, administered, and maintained in compliance in all material respects with (i) the requirements of all Applicable Laws, including but not limited to any applicable provisions of the United Kingdom Pensions Act 2008, and (ii) its terms (including the governing documentation relating to the UK DB Plan) and the terms of any industrial instruments, collective bargaining, collective labor or works council agreements. Each Foreign Employee Plan that, under the Applicable Laws of the subject foreign country, is required to be registered or approved by any Governmental Authority has been so registered or approved and maintained in good standing with applicable regulatory authorities, and all employer and employee contributions to each Foreign Employee Plan required to be made by Applicable Law or by the terms of such plan and any other plan or arrangement to which contributions are mandated by any Governmental Authority have been timely made. No Foreign Employee Plan (other than the UK DB Plan) is a defined benefit plan, and there are no unfunded or underfunded liabilities with respect to any Foreign Employee Plan.

(h) Except as provided in this Agreement or as required under Applicable Law, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event, other than actions taken by or at the direction of Buyer) (i) entitle any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries to additional payments or benefits, (ii) accelerate the time of payment or vesting of any compensation or equity-based award, or other benefit, (iii) trigger any payment, increase the amount payable or trigger any other obligation pursuant to any Company Employee Plan or Foreign Employee Plan, or (iv) result in the forgiveness of any employee or service provider loan.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement would reasonably be expected to (either alone or in conjunction with any other event) trigger any payment or entitlement (whether in cash, property or the vesting of property) that constitutes, or cause any payment or entitlement that was previously paid or provided to constitute, a “parachute payment” within the meaning of Section 280G of the Code.

(j) No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of the excise Taxes by Section 4999 of the Code or any Taxes imposed by Section 409A of the Code.

(k) No prohibited transaction within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code or breach of fiduciary duty under ERISA has occurred with respect to any U.S. Employee Plan or any other plan maintained by the Company or any of its Subsidiaries with respect to which there has been a liability de-risking transaction.

(l) Neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation on account of at any time being considered a single employer under Section 414 of the Code with any other Person.

(m) With respect to any U.S. Employee Plan that is or was subject to Section 412 of the Code or Section 302 or Title IV of ERISA: (i) the minimum funding standards under Section 430 of the Code have been satisfied and all contributions required under Section 302 of ERISA have been timely made, whether or not waived; (ii) no reportable event within the meaning of Section 4043 of ERISA for which the 30-day notice requirement has not been waived has occurred and no such reportable event is expected to occur in connection with the transactions contemplated by this Agreement; (iii) all premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full; (iv) the PBGC has not instituted or threatened to institute proceedings to terminate any such U.S. Employee Plan; and (v) all applicable requirements of Section 204(h) of ERISA have been complied with.

(n) Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is or would reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

(o) Save in respect of the UK DB Plan, neither the Company nor any of its Subsidiaries have ever been an “employer” nor are, nor have in the last six years been, an “associate” of or “connected” with an “employer” (within the meaning of the United Kingdom Pensions Act 2004) of an “occupational pension scheme” which is not a “money purchase scheme” (as such terms are defined in the United Kingdom Pension Schemes Act 1993).

(p) No United Kingdom-based employee or officer, and no former United Kingdom-based employee or officer, of the Company or any of its Subsidiaries has any entitlement (whether actual or contingent) to enhanced pension rights on early retirement and/or redundancy arising as a result of a transfer of their employment to the Company or any of its Subsidiaries under either the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended) or its predecessor legislation.

Section 3.17 Labor and Employment Matters.

(a) To the Company’s Knowledge, the Company and its Subsidiaries are, and for the past three years have been, in compliance in all material respects with all federal, state, and foreign Applicable Laws respecting labor, employment and employment practices and terms and conditions of employment, including but not limited to Applicable Laws related to wages and hours, workplace safety and health, workers’ compensation, and immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1963, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, and state and local anti-discrimination laws. Except as would not result in material liability for the Company and its Subsidiaries taken as a whole, (i) the Company has not received written notice of any audits or investigations pending or scheduled by any Governmental Authority pertaining to the labor or employment practices of the Company, and (ii) to the Knowledge of the Company, no written complaints relating to employment practices of the Company have been made to any Governmental Authority or submitted to the Company.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union, works council, employee representative, or labor organization (each, a “Labor Agreement”); there are no Labor Agreements that cover any of the employees of the Company or any of its Subsidiaries in respect of such employment, and except as set forth on Schedule 3.17(b), none are currently being negotiated; and no employees of the Company or any of its Subsidiaries in respect of such employment are represented by any labor union, labor organization, works council, or other employee representative or a group of employees with respect to their employment with the Company or any of its Subsidiaries. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to any charge, demand, petition or representation Proceeding seeking to compel, require or demand it to bargain with any labor union, works council or labor organization. To the Knowledge of the Company, in the past three years, there have been no labor organizing activities with respect to any employees of the Company or any of its Subsidiaries. In the past three years, there has been no actual, or, to the Knowledge of the Company, pending or threatened, unfair labor practice charges, material labor grievances, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing, or other material labor disputes against or involving the Company or any of its Subsidiaries.

(c) None of the Company or any of its Subsidiaries has any legal or contractual requirement to provide notice or information to, bargain with, enter into any consultation procedure with, or obtain consent from any labor union, works council, labor organization, or employee representative, or any applicable labor tribunal, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(d) To the Knowledge of the Company, the Company has reasonably investigated all sexual harassment or other harassment, discrimination, or retaliation allegations against officers or directors of the Company and its Subsidiaries that have been reported to the Company or any of its Subsidiaries in writing. With respect to each such allegation (that the Company or its applicable Subsidiary reasonably deemed to have merit), the Company and its Subsidiaries have taken prompt corrective action reasonably calculated to prevent further improper action. The Company and its Subsidiaries do not reasonably expect any material liability with respect to such allegations, and to the Knowledge of the Company, there are no such allegations of harassment or discrimination that, if known to the public, would bring the Company or any of its Subsidiaries into material disrepute.

Section 3.18 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and its Subsidiaries maintain insurance for which the Company or any of its Subsidiaries is a policyholder or which cover the business, operations, employees, officers, directors or assets of the Company or any of its Subsidiaries in such amounts and against such risks as are usually insured against by similarly situated companies in the same or similar businesses and trades, (b) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid; (c) neither the Company nor any of its Subsidiaries is in breach of or default under any of such insurance policies; and (d) since January 1, 2024, the Company has not received any written notice of termination or cancellation or denial of coverage with respect to any insurance policy.

Section 3.19 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are, and since January 1, 2023 have been, in compliance with all Environmental Laws applicable to the operation of the business of the Company and its Subsidiaries;

(b) the Company and its Subsidiaries hold, and since January 1, 2023 have held, all Environmental Permits required for the operation of the business of the Company and its Subsidiaries and are, and since January 1, 2023 have been, in compliance with the terms and conditions of such Environmental Permits;

(c) neither the Company nor any of its Subsidiaries is, or since January 1, 2023 has been, the subject of any outstanding Order arising under Environmental Law, and there is no Proceeding arising under or written notice alleging violation of or liability pursuant to Environmental Law that is, or since January 1, 2023 has been, pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries;

(d) there has been no release, disposal or arrangement for disposal of, or exposure of any person to, or, to the Knowledge of the Company, operation of any real property contaminated by, any Hazardous Substance by the Company or any of its Subsidiaries, including as a result of the operation of the business of the Company and its Subsidiaries, in each case, which release, disposal or arrangement for disposal, exposure or contamination is in a manner requiring remediation by the Company or any of its Subsidiaries pursuant to Environmental Law or otherwise is reasonably likely to give rise to liability of the Company or any of its Subsidiaries pursuant to Environmental Law; and

(e) The Company and its Subsidiaries have not entered into any written agreement with outstanding obligations to expressly assume and indemnify any known and currently existing material liabilities of any other Person arising under Environmental Laws, which, for the avoidance of doubt, shall not include ordinary course indemnification provisions in customer and vendor Contracts.

(f) To the Knowledge of the Company, neither this Agreement nor the consummation of the transactions that are the subject of this Agreement will result in any obligations for notification to, filings with, or consent of the New Jersey Department of Environmental Protection, pursuant to the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq., and the regulations promulgated pursuant thereto, N.J.A.C. 7:26B 1.1 et seq., as amended.

Section 3.20 Intellectual Property; Data Protection.

(a) Section 3.20(a) of the Company Disclosure Schedule contains a complete list as of the date hereof of all patents and patent applications, trademark registrations and applications, copyright registrations and applications, and domain names, in each case, that are owned by the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the items identified on Section 3.20(a) of the Company Disclosure Schedule are (i) subsisting and in good standing with the Governmental Authorities or the applicable internet domain name registrar with which such items are registered or pending, and (ii) as well as the other Company Intellectual Property, to the Knowledge of the Company, are valid and enforceable.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) exclusively own all Company Intellectual Property and (ii) have valid, enforceable, and sufficient rights to all Intellectual Property used in or necessary for the operation of the business of the Company and its Subsidiaries, in each case of (i) and (ii), free and clear of all Liens, other than (x) Permitted Liens and, (y) in the case of clause (ii), Liens granted by Third Parties.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, (i) neither the Company or any of its Subsidiaries nor the operation of the business of the Company and its Subsidiaries as currently conducted, or in the past three (3) years, is or has been infringing or misappropriating any Third Party right, and (ii) there is and has not been in the last three (3) years any infringement or misappropriation by any Person of any of the Company Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no (and have not in the last three (3) years been any) Proceedings or claims pending, or, to the Knowledge of the Company, threatened in writing, by or against the Company or any of its Subsidiaries, concerning the foregoing clauses (i) and (ii) or otherwise challenging the ownership, enforceability or validity of any Company Intellectual Property.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets included in the Company Intellectual Property and (ii) no such trade secrets or other confidential information of the Company or any of its Subsidiaries have been disclosed to any Person other than in the ordinary course of business pursuant to a reasonable, written confidentiality and non-disclosure agreement.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all current employees and consultants of the Company and its Subsidiaries and other Persons who have developed for the Company or any of its Subsidiaries any material Intellectual Property that would not otherwise be owned by the Company or a Subsidiary as a matter of law, have assigned to the Company or such Subsidiary ownership of such Intellectual Property to the extent that the Company or such Subsidiary intended such Intellectual Property be owned by the Company or such Subsidiary.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no funding, facilities or personnel of any Governmental Authority were used to develop, in whole or in part, any material Company Intellectual Property in a manner that grants to the applicable Governmental Authority any ownership interest in such Company Intellectual Property.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the software, computer systems, servers, network equipment and other computer hardware and IT assets owned, licensed, sublicensed, used or controlled by or for the Company or any of its Subsidiaries (“IT Systems”) are adequate and sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted, (ii) the Company and its Subsidiaries have implemented commercially reasonable technical and physical safeguards designed to protect the IT Systems against unauthorized use, access, modification, or corruption and (iii) to the Knowledge of the Company, during the past three (3) years (including January 1, 2024 through the date hereof), there has been no security breach of, unauthorized access to, or unauthorized use of, any of the IT Systems (or the Personal Information stored therein) or other confidential information or trade secret of the Company or any of its Subsidiaries, or any successful phishing incident or ransomware or malware attack, and (iv) to the Knowledge of the Company, no software included in the IT Systems contains any “virus”, “back door,” “time bomb”, “Trojan horse” or other malicious code.

(h) As of the date hereof, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries comply and during the past three (3) years (including since January 1, 2024) have complied with all applicable laws concerning the privacy and security and Processing of Personal Information and other Privacy Requirements. Neither the Company nor any of its Subsidiaries are, or during the past three (3) years have, to the Knowledge of the Company, (i) been subject to or received any notice of any investigation, complaint or other Proceeding by any Person, or (ii) sent or been required to send to any Person any notice, concerning, in the case of either clauses (i) or (ii), above or any actual or potential violation of any Privacy Requirements.

Section 3.21 Properties.

(a) Section 3.21(a) of the Company Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of the street address and fee owner of each real property owned by the Company or any of its Subsidiaries (collectively, the “Owned Real Property”).

(b) Section 3.21(b) of the Company Disclosure Schedule sets forth a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Company Leased Real Property”) and the address for each Company Leased Real Property. Each lease agreement pursuant to which such Company Leased Real Property is occupied by the Company or a Subsidiary is valid and in full force and effect and is enforceable in accordance with its terms and, to the Knowledge of the Company, no party thereto is in material violation thereof.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and valid title to the Owned Real Property or a valid leasehold interest in the Company Leased Real Property as necessary to permit the Company and its Subsidiaries to conduct their business in the ordinary course as currently conducted.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and valid title to, or a valid leasehold interest in or enforceable rights to use, all material tangible personal property as necessary to permit the Company and its Subsidiaries to conduct their business in the ordinary course as currently conducted.

Section 3.22 Takeover Statutes. There are no “moratorium,” “fair price,” “supermajority,” “affiliate transactions,” “control share acquisition” or “business combination statute or regulation” or other similar state or other anti-takeover Laws and regulations applicable to the Company, the Company Ordinary Shares, the Transaction or any other transactions contemplated by this Agreement.

Section 3.23 Brokers’ Fees. Except for Deutsche Bank pursuant to an engagement letter, there are no investment bankers, brokers, finders or agents that have been retained by or are authorized to act on behalf of the Company or any of its Subsidiaries who are entitled to any banking, broker’s, finder’s or similar fee or commission in connection with the Transaction. The Company has Made Available to Buyer a good faith estimate as of the date hereof of the aggregate fee due to Deutsche Bank at the Closing and a true and correct unredacted copy of the fee and provisions of the engagement letter with Deutsche Bank. Promptly following the execution of this Agreement, the Company will make available a true and correct copy of the engagement letter with Deutsche Bank and each other investment banker, broker, finder and agent that has been retained by the Company and its Subsidiaries and the Company Board in connection with the Transaction.

Section 3.24 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the Proxy Statement (including, for the avoidance of any doubt, the Scheme Document) will not, at the time the Proxy Statement is first mailed to the Company Shareholders and at the time of the Scheme Meeting and the Company GM to be held in connection with the Transaction, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Buyer in writing expressly for inclusion therein. The Company shall use its reasonable best efforts to cause the Proxy Statement (excluding any portion thereof based on information supplied by Buyer in writing expressly for inclusion therein, with respect to which no representation or warranty is made by the Company) to comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and any applicable provisions of the Companies Act, and the Scheme of Arrangement to comply in all material respects with the provisions of the Companies Act.

Section 3.25 Opinion of Financial Advisor. The Company Board has received an opinion from Deutsche Bank substantially to the effect that, as of the date thereof and based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Consideration was fair, from a financial point of view, to the holders of Company Ordinary Shares (other than Buyer and its Affiliates). It is agreed and understood that such opinion is for the benefit of the Company Board, in its capacity as such, and may not be relied on by Buyer or its Affiliates. A true, correct and complete copy of the signed written version of the opinion referenced in the first sentence of this Section 3.25 will be made available to Buyer for informational purposes only on a non-reliance basis promptly following receipt by the Company Board (and, in any event, within two (2) Business Days of the date of the Agreement).

Section 3.26 Interested Party Transactions. As of the date hereof, except as disclosed in the Company’s definitive proxy statements included in the Recent SEC Reports, there are no Interested Party Transactions and no event has occurred and no relationship exists that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 3.27 Government Contracts and Government Bids. Since January 1, 2024: (i) neither the Company nor any of its Subsidiaries nor any Principal (as defined in 48 C.F.R. § 52.209-5) of the Company or any of its Subsidiaries has been debarred or suspended from doing business with any Governmental Authority, and no suspension or debarment action has been commenced or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Principal of the Company or any of its Subsidiaries; (ii) no Governmental Authority or higher-tier contractor has notified the Company or any of its Subsidiaries in writing of any material breach or violation of any applicable Law or of any certification, representation, clause, provision, or requirement of any Government Contract that in each case remains unresolved; (iii) neither the Company nor any of its Subsidiaries has received any written notice of any termination for default, cure notice, or show cause notice pertaining to any Government Contract that in each case remains unresolved; (iv) neither the Company nor any of its Subsidiaries has received any written notice of any audit or investigation by any Governmental Authority or higher-tier contractor with respect to any Government Contract or Government Bid that in each case remains unresolved (other than in the ordinary course of business); and (v) neither the Company nor any of its Subsidiaries has made any voluntary or mandatory disclosure to any Governmental Authority or higher-tier contractor with respect to any material irregularity, misstatement, significant overpayment, or violation of applicable Law arising under or relating to any Government Contract or Government Bid.

Article 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Company that:

Section 4.01 Corporate Existence and Power. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all corporate or similar powers required to carry on its business as now conducted.

Section 4.02 Corporate Authorization. Buyer has the requisite corporate power and authority to execute and deliver this Agreement and each other document to be entered into by Buyer in connection with the transactions contemplated hereby (together with this Agreement, the “Buyer Transaction Documents” and, together with the Company Transaction Documents, the “Transaction Documents”) and, subject to Section 4.03, upon receipt of the Court Order, will have the requisite corporate power and authority to consummate the transactions contemplated hereby and thereby, including the Transaction. The execution, delivery and performance of this Agreement and the other Buyer Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Buyer and, except for the filing of the required documents and other actions in connection with the Scheme of Arrangement with, and subject to receipt of the required sanctioning of the Scheme of Arrangement by, the Court, no other corporate action on the part of Buyer is necessary to authorize the execution and delivery by Buyer of this Agreement and the other Buyer Transaction Documents and the consummation of the Transaction. This Agreement has been duly and validly executed and delivered by Buyer and, assuming each such Buyer Transaction Document has been duly authorized, executed and delivered by each other counterparty thereto, this Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

Section 4.03 Governmental Authorization. Other than in connection with or in compliance with (i) the Companies Act, (ii) the Exchange Act, (iii) the Securities Act, (iv) the HSR Act, and (v) the Foreign Investment Laws and, subject to the accuracy of the representations and warranties of the Company in Section 3.03, no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, or notice to, any Governmental Authority is necessary, under Applicable Law, for the execution, delivery and performance of this Agreement or the consummation by Buyer of the transactions contemplated hereby, except for such authorizations, consents, Orders, licenses, permits, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.04 Prior Acquisitions. Neither Buyer nor any of its Subsidiaries or Affiliates has, within six (6) months prior to the date of this Agreement, acquired, or agreed to acquire, any entity, business or assets or interests in any entity, business or assets (a) that is engaged in any line of business in which the Company or any of its Subsidiaries or Affiliates is engaged or (b) where such acquisition or contemplated acquisition would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents or approvals from any Governmental Authority necessary to consummate the Transaction or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the Transaction or (iii) otherwise materially delay the consummation of the Transaction.

Section 4.05 Non-contravention. The execution, delivery and performance by Buyer of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, cancellation, material modification, acceleration of any right or obligation, under any material Contract of Buyer or result in the creation of any Liens (other than Permitted Liens and any Liens created in connection with any action taken by the Company or its Affiliates) upon any of the properties or assets of Buyer or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the organizational documents of Buyer and its Subsidiaries or (iii) assuming compliance with the matters referred to in Section 4.03, conflict with or violate any Applicable Law, except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations or Liens as would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.06 No Vote of Buyer Shareholders; Required Approval. No vote or consent of the holders of any class or series of capital stock of Buyer or the holders of any other securities of Buyer (equity or otherwise) is necessary to adopt this Agreement or to approve the Transaction or the other transactions contemplated by this Agreement.

Section 4.07 Litigation. As of the date hereof, there is no Proceeding pending, or, to the Knowledge of Buyer, threatened, that would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. As of the date hereof, neither Buyer nor any of its Subsidiaries is subject to any Order that would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.08 Available Funds. Buyer has delivered to the Company true, correct and complete copies, as of the date hereof, of (i) the fully executed Equity Commitment Letter (the financing provided for therein being referred to as the “Equity Financing”) and (ii) a fully executed commitment letter (together with all exhibits, schedules, annexes, supplements, and term sheets thereto) and (subject to customary redactions of the fee information, market “flex” information and other economic or commercially sensitive information, which redacted terms do not adversely affect the conditionality or availability of the Debt Financing) fee letter(s) from the Debt Financing Sources identified therein (collectively, as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 5.15, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Commitment Letters”) to provide, on the terms and subject only to the conditions expressly stated therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, the “Financing”). As of the date hereof, none of the Financing Commitment Letters has been withdrawn, terminated, repudiated, rescinded, amended or modified, no terms thereunder have been waived, and, to Buyer’s knowledge, no such withdrawal, termination, repudiation, rescission, amendment, modification or waiver is contemplated. Buyer has fully paid, or caused to be paid, any and all commitment fees, other fees and other amounts earned and due on or prior to the date hereof in connection with the Financing Commitment Letters. Assuming the Financing is funded in accordance with the Equity Commitment Letter and the Debt Commitment Letter, as applicable, the net cash proceeds contemplated by the Equity Commitment Letter and the Debt Commitment Letter (both before and after giving effect to any “flex” provisions contained in the Debt Commitment Letter) will, in the aggregate, be sufficient for Buyer to pay the amounts required to be paid in connection with the Transaction and the other transactions contemplated hereby on the Closing Date, including payment of the Aggregate Transaction Consideration, to make any repayment, repurchase or refinancing of debt contemplated by this Agreement (including the Company Credit Facilities) or the Debt Commitment Letter, to pay any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and to pay all related fees and expenses, in each case, required to be paid at the Closing (such amounts, collectively, and after giving effect to all other available sources of cash, the “Financing Amounts”). As of the date hereof, the Financing Commitment Letters are, as to Buyer and, to Buyer’s knowledge, the other parties thereto, enforceable against such Persons in accordance with their terms, in each case, except as such enforcement may be subject to the Enforceability Exceptions. As of the date hereof, the Financing Commitment Letters are in full force and effect and no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Buyer or, to the Knowledge of Buyer, any other parties thereto, under any of the Financing Commitment Letters. As of the date hereof, assuming satisfaction of the conditions to Buyer’s obligations to consummate the transactions contemplated by this Agreement, Buyer does not have any reason to believe that any of the conditions to the funding of the Financing will not be satisfied on a timely basis or that the Financing will be available to Buyer on the date of the Closing in an amount less than the Financing Amounts (after giving effect to other sources of cash available). The Financing Commitment Letters contain all of the conditions precedent to the obligations of the Debt Financing Sources party thereto to make the Financing available to Buyer on the Closing Date in an amount not less than the Financing Amounts (after giving effect to other sources of cash available) on the terms therein. As of the date hereof, there are no side letters or other agreements or binding arrangements to which Buyer or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing. The Equity Commitment Letter provides, and will continue to provide, that the Company is a third-party beneficiary thereof as set forth therein. The obligations of Buyer under this Agreement are not subject to any conditions regarding Buyer’s, its Affiliates’ or any other Person’s (including, for the avoidance of doubt, the Company’s or any of its Subsidiaries’) ability to obtain the Financing or any other financing.

Section 4.09 Solvency. Assuming (x) the accuracy of the representations and warranties in Article 3, (y) compliance and performance by the Company with its covenants and agreements hereunder and (z) the satisfaction of the conditions set forth in Section 6.01 and Section 6.02, Buyer and its Subsidiaries (including, at the Effective Time, the Company and its Subsidiaries) will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated by this Agreement and any debt financing (including, without limitation, any Debt Financing) occurring in connection therewith. Buyer is not entering into the Transaction with the actual intent to hinder, delay or defraud either present or future creditors of the Company, Buyer or any of their respective Subsidiaries. For purposes of this Section 4.09, the term “Solvent”, or any derivation thereof, when used with respect to any Person, means that, as of any date of determination (x) the amount of the “fair saleable value” of the assets and property of such Person, in each case, will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (y) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed as of such date to be engaged following such date and (z) such Person will be able to pay its liabilities, including contingent (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability), subordinated and other liabilities, as they mature.

Section 4.10 Guarantee. Concurrently with the execution of this Agreement, Buyer has delivered to the Company a duly executed, true, complete and correct copy of the Guarantee. As of the date hereof, the Guarantee is in full force and effect. The Guarantee is (i) a legal, valid and binding obligation of the Guarantor and (ii) enforceable in accordance with its respective terms against such Guarantor, except as may be limited by the Enforceability Exceptions. As of the date hereof, there is no breach or default under the Guarantee by the Guarantor, and no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default) thereunder by the Guarantor.

Section 4.11 Absence of Certain Agreements. As of the date hereof, neither Buyer nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any Person known to Buyer or its Affiliates to be a beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of five percent (5%) or more of the outstanding share capital of the Company (other than any existing limited partner or equity financing source of the Equity Investor or any of its Affiliates) would be entitled to receive consideration of a different amount or nature than the Consideration or pursuant to which any Company Shareholder has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal other than the Voting Agreements or (ii) pursuant to which any such beneficial owner has agreed to make an investment in, or contribution to, Buyer in connection with the transactions contemplated by this Agreement. As of the date hereof, there are no agreements, arrangements or understandings (in each case, whether oral or written) between Buyer, the Equity Investor, the Guarantor or any of their respective Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the transactions contemplated by this Agreement or operation of the Company following the Closing other than this Agreement and the other Transaction Documents.

Section 4.12 Share Ownership. Buyer does not own any capital shares of the Company.

Section 4.13 Information Supplied. The information supplied or to be supplied by Buyer in writing for inclusion in the Proxy Statement (including, for the avoidance of any doubt, the Scheme Document) will not, at the time the Proxy Statement is first mailed to the Company Shareholders and at the time of the Scheme Meeting and the Company GM to be held in connection with the Transaction, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Buyer with respect to statements made or incorporated by reference therein based on information supplied by the Company or any of its Subsidiaries in writing expressly for inclusion therein.

Section 4.14 Takeover Statutes. There are no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state or other anti-takeover Laws and regulations applicable to Buyer, the Transaction or any other transactions contemplated by this Agreement.

Section 4.15 Compliance With Law. None of Buyer or any Subsidiaries thereof, is a Sanctioned Person. Buyer is not a “foreign person,” as that term is defined in 31 C.F.R. § 800.224, nor subject to “foreign ownership” or “foreign control,” as those terms are defined in 22 C.F.R. § 120.65.

Section 4.16 Brokers’ Fees. There is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Buyer or any of its Subsidiaries, Affiliates, or any of their respective officers or directors in their capacities as officers or directors, who is entitled to any advisory, banking, broker’s, finder’s or similar fee or commission payable by the Company or any of its Subsidiaries in connection with the Transaction and the other transactions contemplated by this Agreement.

Article 5
COVENANTS

Section 5.01 Conduct of the Company.

(a) Except for matters (i) required or expressly permitted by the terms of this Agreement, (ii) set forth in Section 5.01(a) of the Company Disclosure Schedule, (iii) required by Applicable Law or the rules or regulations of NYSE, or (iv) undertaken with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (A) maintain its existence in good standing pursuant to Applicable Law and (B) use its reasonable best efforts to (x) conduct its business in all material respects in the ordinary course, and (y) preserve substantially intact in all material respects its business organization, goodwill, assets and material business relationships; provided, that no inaction by the Company or any of its Subsidiaries with respect to matters prohibited by any provision of Section 5.01(b) may be taken into consideration in determining whether a breach of this Section 5.01(a) has occurred unless such inaction would constitute a breach of such other provision.

(b) Without limiting the generality of the foregoing, except for matters (i) required or expressly permitted by the terms of this Agreement, (ii) set forth in Section 5.01(b) of the Company Disclosure Schedule, (iii) required by Applicable Law or the rules or regulations of NYSE, or (iv) undertaken with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to Section 5.01(b)(ii), as to which no consent of Buyer shall be required and which shall be exercised at the Company’s sole discretion), from the date hereof until the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) amend the Company Articles of Association, or amend in any material respect any organizational documents of the Company’s Subsidiaries or adopt, amend, extend or waive a shareholder rights plan or enter into any agreement with respect to the voting of its equity interests;

(ii) establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, share capital, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any Company Securities, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent;

(iii) (A) split, combine, subdivide or reclassify any Company Securities, (B) except as otherwise provided in Section 5.01(b)(iv), issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any Company Securities, or (C) purchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire any Company Securities, except for acquisitions of Company Ordinary Shares by the Company in satisfaction by holders of Company Equity Awards as in effect as of the date hereof of the applicable exercise price and/or withholding taxes or in accordance with the terms of the Company ESPP;

(iv) issue, deliver, sell or grant any Company Securities or any equity or equity-based awards, options, warrants or rights of any kind to acquire any shares of, or securities convertible into, or exchangeable for any shares of, Company Ordinary Shares, or other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding as of the Capitalization Date, other than the issuance of Company Ordinary Shares upon the exercise of Company Share Options or the delivery of Company Ordinary Shares pursuant to the terms of Company RSU Awards or Company PSU Awards that are outstanding on the date hereof and set forth on Section 3.05(b) of the Company Disclosure Schedule, in each case in accordance with the applicable terms of such Company Equity Award and the terms of this Agreement;

(v) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring or recapitalization or other reorganization, each with respect to the Company or any of its Subsidiaries;

(vi) (A) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to the Company’s directors, officers, employees or other individual service providers, except (i) as required under any Company Employee Plan as in effect on the date hereof, (ii) increases in salaries, wages, or short-term incentive opportunities in the ordinary course of business that do not exceed ten percent (10%) individually or three percent (3%) in the aggregate relative to the prior fiscal year of the Company, or (iii) pursuant to any actions taken with the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed) to mitigate any issues resulting from applications of Sections 280G and 4999 of the Code; or (B) terminate, adopt, amend or modify any benefit or compensation plan, program, contract, agreement, policy or arrangement, other than in the ordinary course of business and with a cost to the Company and its Subsidiaries of less than $750,000 in the aggregate;

(vii) (i) adopt, enter into, engage in negotiations for, terminate or amend any Labor Agreement, except as required by Applicable Law or the terms thereof, or (ii) recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative of any employees of the Company or any of its Subsidiaries, except as required by Applicable Law;

(viii) acquire, directly or indirectly, any business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, amalgamation, plan of arrangement, consolidation, or otherwise), other than one or more acquisitions in the ordinary course of business that, individually or in the aggregate, involve a purchase price of not more than $1,000,000;

(ix) sell, lease, license, sublicense, assign, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any material Company Intellectual Property, material assets or material properties except (i) pursuant to contracts or commitments existing as of the date hereof that have been disclosed in Section 5.01(b)(ix) of the Company Disclosure Schedule, (ii) for Permitted Liens, (iii) sales of inventory or used equipment in the ordinary course of business consistent with past practice or (iv) the lapse or expiration of any registration of Company Intellectual Property at the end of its maximum statutory term;

(x) agree to any covenant limiting, in any material respect, the ability of the Company or any of its Subsidiaries to compete or engage in any line of business or to compete with any Person in any geographic area, or pursuant to which any material benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect on Buyer or any of its Affiliates after the Effective Time;

(xi) change any of the accounting principles, methods or practices used by the Company materially affecting its assets, liabilities or business, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act or as otherwise specifically disclosed in the Company’s reports filed with the SEC;

(xii) except for borrowings under the Company Credit Facilities, and except for intercompany loans between the Company and any of its wholly-owned Subsidiaries or between any wholly-owned Subsidiaries of the Company, in each case in the ordinary course of business, (i) incur, issue, or otherwise become liable for additional Indebtedness, provided that the Company and its Subsidiaries may incur any such additional Indebtedness pursuant to this Section 5.01(b)(xii) so long as such additional Indebtedness is less than $2,000,000 in the aggregate and shall reasonably be expected to be fully refinanced at the Closing and would not reasonably be expected to prevent or materially delay the availability of the Debt Financing, (ii) modify in a manner adverse, in any material respect, to the Company or its Subsidiaries the terms of any material Indebtedness existing as of the date hereof, or (iii) assume, guarantee or endorse the obligations of any Person (other than a wholly-owned Subsidiary of the Company);

(xiii) make, change or revoke any material Tax election, amend any material Tax Return, change any Tax accounting period, adopt or change any method of Tax accounting, settle or compromise any Proceeding relating to Taxes for an amount materially in excess of the amount accrued or reserved therefor in the Company’s, or the applicable Subsidiary’s, financial statements, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes (other than automatically granted extensions and extensions granted in the normal course of Tax audit management), enter into any “closing agreement” described in Section 7121 of the Code (or any corresponding provision of Applicable Law) or other ruling or written agreement with a Tax authority, surrender any right to claim a refund of material Taxes, or take any action (or fail to take any action) that could reasonably be expected to result in the Company or any of its Subsidiaries ceasing to be resident for Tax purposes in its jurisdiction of incorporation;

(xiv) incur any capital expenditures on an annualized basis in excess of the amounts budgeted for such expenditures in the Company’s annual budget adopted by the Company Board prior to the date of this Agreement and Made Available to Buyer;

(xv) enter into any Contract between the Company or any of its Subsidiaries, on the one hand, and any current director or officer of the Company or any Person (or any of their Affiliates) beneficially owning five (5) percent or more of the Company Securities, on the other hand, except for any commercial Contracts entered into on arm’s length terms in the ordinary course of business;

(xvi) (A) enter into any Contract or propose to enter into any Contract that would have been a Material Contract if it had been entered into prior to the date of this Agreement, or (B) amend or modify in any material respect, waive any material rights under, terminate (other than any termination in accordance with the terms of an existing Material Contract (or any Contract described in the foregoing clause (A)) and any termination as a result of a counterparty’s material breach), replace or release any Material Contract (or any Contract described in the foregoing clause (A)) in a manner materially adverse to the Company, except for any such actions taken in the ordinary course of business with respect to any such Contracts with customers or suppliers that require by their terms the payment or delivery of cash or other consideration by or to the Company or any of its Subsidiaries in an amount having an expected value less than $1,500,000 in the aggregate over the life of such Contracts;

(xvii) (A) except in connection with Transaction Litigation settled in accordance with the terms of this Agreement, enter into any settlement or other resolution of any pending or threatened Proceeding, other than any settlement or resolution that would solely involve payment (or an obligation to make a payment) by the Company or any of its Subsidiaries of less than $2,000,000 individually or $5,000,000 in the aggregate (net of insurance coverage) and that do not impose any material restrictions on the business or operations of the Company and its Subsidiaries taken as a whole, following the Closing or (B) enter into any settlement or other resolution of any pending or threatened Proceeding related to the matters set forth on Section 5.01(a)(xvii) of the Company Disclosure Schedule;

(xviii) cancel, materially reduce or terminate or fail to use commercially reasonable efforts to (A) keep in force material insurance policies and (B) in the event of a termination, cancellation or lapse of any material insurance policies, obtain replacement policies (which may be via self-insurance) providing insurance coverage with respect to the material assets, operations and activities of the Company and the Company Subsidiaries that is not materially less advantageous than the insurance coverage currently in effect;

(xix) implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that trigger notice obligations under the WARN Act;

(xx) waive or release any non-competition, non-solicitation, non-disclosure or other restrictive covenant obligations of any current or former employee or independent contractor of the Company or any of its Subsidiaries;

(xxi) disclose to any Person any trade secrets of the Company or any of its Subsidiaries (other than in the ordinary course of business pursuant to a reasonable, written confidentiality and non-disclosure agreement); or

(xxii) authorize, commit or agree to take any of the foregoing actions.

Notwithstanding the foregoing, nothing contained in this Agreement shall give to Buyer, directly or indirectly, rights to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time.

Section 5.02 No Solicitation; Unsolicited Proposals.

(a) Subject to Section 5.03(b) and Section 5.03(c) and except as permitted by this Section 5.02, until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 7.01:

(i) the Company shall not, nor shall the Company permit any of its Subsidiaries to, and nor shall the Company authorize or permit any of its Representatives or any of its Subsidiaries’ Representatives to, and shall use reasonable efforts to cause its Representatives or any of its Subsidiaries’ Representatives not to, directly or indirectly (other than with respect to Buyer), (A) solicit, initiate, knowingly induce, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, relate to or that could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations with any Third Party regarding or relating to an Acquisition Proposal, or furnish to any Third Party information or provide to any Third Party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case for the purpose of encouraging or facilitating or in circumstances which could reasonably be expected to lead to an Acquisition Proposal or (C) enter into any letter of intent, merger agreement, acquisition agreement, or other agreement (other than an Acceptable Confidentiality Agreement) with respect to or relating to an Acquisition Proposal or enter into any agreement requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement; and

(ii) the Company shall, and shall cause its Subsidiaries to, and shall direct the Company’s and its Subsidiaries’ Representatives to, (A) immediately cease and terminate any existing solicitation, encouragement, facilitation, discussions or negotiations with any Third Party, theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal, (B) immediately (but no later than twenty-four (24) hours after the date of this Agreement) cease providing any such Third Party access to nonpublic information of the Company and its Subsidiaries with respect to or relating to an Acquisition Proposal, and promptly (but no later than forty-eight (48) hours after the date of this Agreement) request that all non-public information with respect to or relating to an Acquisition Proposal previously provided by or on behalf of the Company or any of its Subsidiaries to any such Third Party be returned or destroyed in accordance with the applicable Acceptable Confidentiality Agreement and (C) immediately (but no later than twenty-four (24) hours after the date of this Agreement) terminate all access granted to any such Third Party to any physical or electronic data room or information (including access to the business, properties, assets, books, records or other non-public information or to personnel of the Company or any of its Subsidiaries).

(b) Notwithstanding anything to the contrary in this Section 5.02 or in Section 5.03, if, prior to obtaining the Company Shareholder Approval, (i) the Company receives a bona fide written Acquisition Proposal from a Third Party, (ii) such Acquisition Proposal did not result from a material breach of this Section 5.02 or Section 5.03 and (iii) the Company Board or any duly authorized committee thereof determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and, after consultation with the Company’s outside legal counsel, that the failure to take the following actions would be inconsistent with its fiduciary duties pursuant to Applicable Law, then the Company may (A) furnish information and data with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal (and its representatives, prospective debt and equity financing sources and/or their respective representatives) and afford such Third Party (and its representatives, prospective debt and equity financing sources and/or their respective representatives) access to the businesses, properties, assets and personnel of the Company and its Subsidiaries and (B) enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations (including by entering into an Acceptable Confidentiality Agreement with such Third Party for the purpose of receiving nonpublic information relating to such Third Party); provided, however, that the Company (1) will not, and will not permit its Subsidiaries to, and direct its or their Representatives not to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement and (2) will promptly (and in any event within twenty-four (24) hours) provide to Buyer any non-public information concerning the Company or its Subsidiaries provided to such Third Party that was not previously provided to Buyer. Subject to the requirements of clauses (i) through (iii) of this Section 5.02(b), the Company and its Representatives may direct any Persons to this Agreement, including the specific provisions of this Section 5.02.

(c) From and after the date hereof, the Company shall as promptly as practicable (and in any event within twenty-four (24) hours) notify Buyer of the Company’s receipt of any Acquisition Proposal, which notification shall include a copy of the applicable written Acquisition Proposal (or, if oral, the material terms and conditions of such Acquisition Proposal) and the identity of the Third Party making such Acquisition Proposal. The Company shall thereafter keep Buyer reasonably informed on a reasonably current basis of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of all material documentation relating thereto that is exchanged between the Third Party (or its Representatives) making such Acquisition Proposal and the Company (or its Representatives) within twenty-four (24) hours after receipt thereof.

(d) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver or termination of any provision of, any standstill or similar agreement to which any of the Company or any of its Subsidiaries is a party, other than to the extent that the Company Board or any duly authorized committee thereof determines in good faith, after consultation with the Company’s outside legal counsel, that failure to provide such waiver, release or termination would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law.

(e) The Company agrees that any action taken by (i) a director or officer of the Company or any of its Subsidiaries or (ii) any other Representative of the Company or any of its Subsidiaries, to the extent such Representative was acting at the direction of, in concert with, or with the prior Knowledge of the Company, that, if taken by the Company, would constitute a material breach of this Section 5.02 will be deemed to constitute a material breach by the Company of this Section 5.02. The Company will not authorize, direct or knowingly permit any Representative of the Company to breach this Section 5.02, and upon becoming aware of any breach or threatened breach of this Section 5.02 by a Representative of the Company, shall use its commercially reasonable efforts to stop such breach or threatened breach.

Section 5.03 Company Recommendation.

(a) Subject to Section 5.03(b) and Section 5.03(c), neither the Company Board nor any committee thereof shall (i) fail to make, withdraw, qualify, amend or modify, or publicly propose to withhold, withdraw, qualify, amend or modify, in any manner adverse to Buyer, the Company Recommendation or take any action, or make any public statement, filing or release inconsistent with the Company Recommendation, (ii) adopt, approve, endorse, authorize or recommend, or publicly propose to adopt, approve, endorse, authorize or recommend, an Acquisition Proposal, (iii) fail to recommend against acceptance of any Third Party tender offer or exchange offer for Company Ordinary Shares within ten (10) Business Days after commencement of such offer or submit any Acquisition Proposal to a vote of the Company Shareholders, (iv) submit to a vote of the Company Shareholders, approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any of its Subsidiaries to execute or enter into, any letter of intent, merger agreement, acquisition agreement, or other agreement with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (v) fail to issue a press release publicly reaffirming the Company Recommendation within ten (10) Business Days after the Company’s receipt of Buyer’s written request to do so; provided that the press release may state, if accurate, that the Company is in negotiations at the time of such press release (and such statement shall not be deemed an Adverse Recommendation Change), (vi) fail to include the Company Recommendation in the Proxy Statement or any shareholder circulars in relation to the Transaction, or (vii) resolve or publicly propose to take any action described in the foregoing clauses (i) through (vi) (each of the foregoing actions described in clauses (i) through (vii) being referred to as an “Adverse Recommendation Change”).

(b)

(i) Notwithstanding anything in this Agreement to the contrary, including Section 5.03(a), at any time prior to obtaining the Company Shareholder Approval, the Company Board or any duly authorized committee thereof may, if it determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law, (A) make an Adverse Recommendation Change (x) in response to either (1) a bona fide Superior Proposal that the Company has received that did not result from a material breach of this Section 5.03 (after taking into account the terms of any proposals, amendments or modifications made or agreed to by Buyer pursuant to this Section 5.03(b)) or (2) any fact, event, material change, development or circumstance with respect to the Company (other than any fact, event, material change, development or circumstance resulting from a material breach of this Agreement by the Company) that (a) was not known or reasonably foreseeable by the Company Board as of the date hereof (or, if known, the consequences of which were not known nor reasonably foreseeable) and becomes known by the Company Board after the date hereof and (b) does not relate to (I) an Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating directly thereto; (II) the mere fact, in and of itself, that the Company meets or exceeds any internal or published or third-party projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement, or changes after the date of this Agreement in the market price or trading volume of the Company Ordinary Shares or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (II) may be considered and taken into account); (III) the public announcement, pendency and consummation of this Agreement or the Transaction or any actions required to be taken or to be refrained from being taken pursuant to this Agreement or (IV) the internal affairs of Buyer or any of its Affiliates; (such fact, event, change, development, circumstance or consequences thereof, an “Intervening Event”) and/or (B) if the Company has received a bona fide Superior Proposal that did not result from a material breach of this Section 5.03 (after taking into account the terms of any proposals, amendments or modifications made or agreed to by Buyer pursuant to this Section 5.03(b)), cause the Company to terminate this Agreement pursuant to Section 7.01(i) and authorize the Company to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal (which agreement shall be entered into concurrently with such termination), subject in each case to compliance with the terms of paragraph (ii) or (iii) below, as applicable.

(ii) In the case of a Superior Proposal, (x) no Adverse Recommendation Change pursuant to this Section 5.03(b) may be made and (y) no termination of this Agreement pursuant to Section 7.01(i) may be made:

(A) until after the fourth (4th) Business Day following written notice from the Company (x) advising Buyer that the Company Board or any duly authorized committee thereof (I) has received a Superior Proposal that did not result from a material breach of this Section 5.03 (after taking into account the terms of any proposals, amendments or modifications made or agreed to by Buyer pursuant to this Section 5.03(b)) and (II) intends to make an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 7.01(i) (a “Notice of Superior Proposal”) and (y) specifying the reasons therefor, including, if applicable, the material terms and conditions of, and the identity of the Third Party making such Superior Proposal, and a copy of any relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of three (3) Business Days, and compliance with this Section 5.03(b) with respect to such new notice);

(B) unless during such four (4) Business Day period (or three (3) Business Day period following an amended proposal), the Company shall, and shall direct its Representatives to, to the extent requested by Buyer, make itself available to engage in good faith negotiations with Buyer to make such adjustments to the terms and conditions of this Agreement, the Guarantee and the Financing Commitment Letters as would enable the Company Board or a duly authorized committee thereof to maintain the Company Recommendation and not make an Adverse Recommendation Change or terminate this Agreement;

(C) unless, prior to the expiration of such four (4) Business Day period (or three (3) Business Day period following an amended proposal), the Company Board or a duly authorized committee thereof determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel and giving effect to any proposals, amendments or modifications made or agreed to by Buyer, if any) that the failure to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.01(i), as applicable, would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law and the Superior Proposal remains a Superior Proposal; and

(D) solely in the event of a termination of this Agreement pursuant to Section 7.01(i), the Company pays the Company Termination Payment to Buyer concurrently with the termination of this Agreement.

(iii) In the case of an Intervening Event, no Adverse Recommendation Change pursuant to this Section 5.03(b) may be made:

(A) until after the fourth (4th) Business Day following written notice from the Company advising Buyer that the Company Board or any duly authorized committee thereof intends to make an Adverse Recommendation Change, the material facts underlying the determination by the Company Board or a duly authorized committee thereof that an Intervening Event has occurred, including the material facts of the Intervening Event, and the reason for the Adverse Recommendation Change, in reasonable detail (a “Notice of Intervening Event”);

(B) unless during such four (4) Business Day period, the Company shall, and shall direct its Representatives to, to the extent requested by Buyer, make itself available to engage in good faith negotiations with Buyer to make such adjustments to the terms and conditions of this Agreement, the Guarantee and the Financing Commitment Letters as would enable the Company Board or a duly authorized committee thereof to maintain the Company Recommendation and not make an Adverse Recommendation Change or terminate this Agreement; and

(C) unless, prior to the expiration of such four (4) Business Day period, the Company Board or a duly authorized committee thereof determines in good faith, taking into consideration any amendments to this Agreement, the Guarantee and the Financing Commitment Letters proposed in writing by Buyer (after consultation with the Company’s financial advisor and outside legal counsel) that the failure to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law.

(c) Nothing contained in Section 5.02 or this Section 5.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position required by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board or any duly authorized committee thereof, after consultation with the Company’s outside legal counsel, the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law or any disclosure requirements under Applicable Law, (iii) making any disclosure that constitutes a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) promulgated under the Exchange Act or (iv) making honest and complete disclosure to the Court at the hearing to sanction the Scheme of Arrangement as required by Applicable Law; provided that, in all cases, including in the cases of the preceding clauses (i)-(iv), the Company shall not effect an Adverse Recommendation Change other than in accordance with Section 5.03(b).

Section 5.04 Responsibilities of the Parties in Respect of the Scheme of Arrangement.

(a) Company shall:

(i) prepare as promptly as reasonably practicable following the date hereof and prior to the Court hearing at which an order will be sought in relation to the convening of the Scheme Meeting, the shareholder document incorporating the Scheme of Arrangement (the “Scheme Document”), which may be included in the Proxy Statement, in accordance with Applicable Law, and all other documentation reasonably necessary to effect the Scheme of Arrangement and to convene the Scheme Meeting and the Company GM, and publish and post such Scheme Document to the Company Shareholders in accordance with the directions given at the Court meeting;

(ii) consult with Buyer as to the form and content of the Scheme Document and solely to the extent the Scheme Document reflects (A) terms that are inconsistent with the terms of this Agreement (including any obligations of Buyer) or (B) disclosures about Buyer (including communications or other actions by Buyer) leading to execution of this Agreement, seek and obtain the approval of Buyer (provided that the terms of the Scheme of Arrangement shall be in all material respects in the form set out in Exhibit A, subject to any amendment that the Parties agree to in accordance with Section 5.04(d)); provided further, that in no event shall the Company’s obligations pursuant to this Section 5.04(a)(ii) prevent the Company from complying with Applicable Law;

(iii) afford Buyer (or its nominated advisers) a period of not less than five (5) Business Days to review the Scheme Document in order to provide comments and take into consideration in good faith all comments reasonably proposed by Buyer;

(iv) not finalize or post the Scheme Document to the Company Shareholders on not less than five (5) Business Days’ advance written notice to Buyer;

(v) provide Buyer with drafts of the forms of proxy for use by the Company Shareholders at the Company GM and the Scheme Meeting (the “Forms of Proxy”), all the necessary evidence and pleadings in relation to the Scheme of Arrangement (the “Court Documentation”) and any supplemental circular or document required to be published or submitted to the Court in connection with the Scheme of Arrangement or any variation or amendment to the Scheme of Arrangement (a “Scheme Supplemental Document”), in each case prepared in accordance with Applicable Laws and customary practice;

(vi) afford Buyer (or its nominated advisers) a period of not less than five (5) Business Days to review each draft of all such documents detailed in clause (v) above and take into consideration in good faith all comments reasonably proposed by Buyer;

(vii) as promptly as reasonably practicable, notify Buyer of any matter of which it becomes aware that would reasonably be expected to materially delay or prevent filing of the Scheme Document or the Court Documentation; provided that any failure to comply with this Section 5.04(a)(vii) shall not constitute a breach or failure to perform by the Company with respect to the conditions set forth in Article 6, or give rise to any right of termination under Article 7;

(viii) as promptly as reasonably practicable, in each case after prior consultation with, and having taken into account the reasonable comments of the Buyer, make all necessary applications to the Court in connection with the implementation of the Scheme of Arrangement (including applying to the Court for leave to convene the Scheme Meeting and settling with the Court the Scheme Document, the Forms of Proxy and any Scheme Supplemental Document and taking such other steps as may be required or desirable in connection with such applications, in each case as promptly as reasonably practicable), and use its reasonable best efforts so as to ensure that the hearing of such proceedings occurs as promptly as practicable in order to facilitate the dispatch of the Scheme Document and any Scheme Supplemental Document and seek such directions of the Court as it considers necessary or desirable in connection with the Scheme Meeting;

(ix) if deemed reasonably necessary by the Company Board in consultation with its outside legal counsel in order to assist with the satisfaction of the “head-count test” described in section 899 of the Companies Act, procure that certain beneficial holders of Company Ordinary Shares transfer some or all of their beneficially held Company Ordinary Shares from Cede & Co. to themselves and cause each such beneficial holders of Company Ordinary Shares to enter into an irrevocable undertaking;

(x) for the purpose of implementing the Scheme of Arrangement, instruct a King’s Counsel from Erskine Chambers;

(xi) procure the publication of any advertisements required by Applicable Law and dispatch of the Scheme Document, the Forms of Proxy and any Scheme Supplemental Document to Company Shareholders on the Register of Members of the Company on the record date as agreed with the Court (in accordance with Applicable Law and, in respect of the Scheme Meeting, with the consent of the Court), as promptly as reasonably practicable after the approval of the Court to dispatch the documents being obtained, and thereafter publish and/or post such other documents and information (the form of which shall be agreed between the Parties) as the Court may approve or direct from time to time in connection with the implementation of the Scheme of Arrangement in accordance with Applicable Law;

(xii) unless the Company Board has effected an Adverse Recommendation Change pursuant to and in accordance with Section 5.03, procure that the Scheme Document includes the Company Recommendation;

(xiii) include in the Scheme Document a notice convening the Company GM to be held immediately following the Scheme Meeting to consider and, if thought fit, approve the Company Shareholder Resolutions and convene the Scheme Meeting and the Company GM, subject to the approval of the Court, for the date that is at least twenty-one (21) and no more than forty-five (45) calendar days after the dispatch of the Scheme Document (not counting the day notice of the Scheme Meeting is deemed received and the day of the Scheme Meeting itself);

(xiv) call, convene, hold and conduct the Scheme Meeting and the Company GM in compliance with this Agreement, the Company Articles of Association and Applicable Law and permit a reasonable number of representatives of Buyer and/or its financial and legal advisers to attend and observe the Scheme Meeting and the Company GM;

(xv) prior to the Scheme Meeting, keep Buyer informed on a regular basis prior to the Scheme Meeting of the number of valid proxy votes received in respect of resolutions to be proposed at the Scheme Meeting and/or the Company GM (with the number of valid proxy votes for and against being separately identified in respect of each resolution), and in any event provide such number as promptly as reasonably practicable following a request by Buyer or its Representatives, but not more than one time per Business Day;

(xvi) except as required by Applicable Law or the Court, not postpone or adjourn the Scheme Meeting and/or the Company GM; provided, however, that the Company may, without the consent of Buyer and only in accordance with the Company Articles of Association and Applicable Law, adjourn or postpone the Scheme Meeting and/or the Company GM (A) in the case of adjournment, if requested by the Company Shareholders (on a poll) to do so, provided that the adjournment resolution was not proposed or instigated by or on behalf of the Company, (B) in the case of adjournment by the chairman of the Scheme Meeting or Company GM where the chairman considers, acting reasonably, that to do so is necessary to ensure the orderly conduct of the meeting, (C) to the extent reasonably necessary to ensure that any required supplement or amendment to the Scheme Document is provided to the Company Shareholders, (D) if, as of the time for which the Scheme Meeting or the Company GM is scheduled (as set forth in the Scheme Document), there are insufficient Company Ordinary Shares or Company Shareholders represented (either in person or by proxy) (x) to constitute a quorum necessary to conduct the business of the Scheme Meeting or the Company GM, but only until a meeting can be held at which there is a sufficient number of Company Ordinary Shares or Company Shareholders represented to constitute a quorum or (y) to obtain the Company Shareholder Approval, but only until a meeting can be held at which there is a sufficient number of votes of the Company Shareholders to obtain the Company Shareholder Approval, or (E) in the event the Company Board has effected an Adverse Recommendation Change;

(xvii) following the Scheme Meeting and Company GM, assuming the Scheme of Arrangement and Company Shareholder Resolutions are duly passed (including by the requisite majorities required under section 899(1) of the Companies Act in the case of the Scheme Meeting) and all other conditions are satisfied or waived where applicable (with the exception of the condition set out in Section 6.01(b)), take all necessary steps on the part of the Company to prepare and issue, serve and lodge all such court documents as are required to seek the sanction of the Court to the Scheme of Arrangement as promptly as reasonably practicable thereafter;

(xviii) give such undertakings as are required by the Court in connection with the Scheme of Arrangement as are reasonably and commercially necessary or desirable to implement the Scheme of Arrangement;

(xix) on the Closing Date, deliver the Court Order, together with any confirmation received by the Company pursuant to Section 5.04(b)(vi), to the Registrar of Companies in England and Wales;

(xx) promptly provide Buyer with a copy of the resolutions passed at the Scheme Meeting, the Company Shareholder Resolutions and of each order of the Court (including the Court Order) once obtained, in each case no later than two (2) Business Days following the passing of such resolutions or the making of such order; and

(xxi) subject to the foregoing, take any other action reasonably necessary to make the Scheme of Arrangement effective as provided for or contemplated by this Agreement, provided that the Company shall, at all times, keep Buyer reasonably informed of the progress of the Scheme of Arrangement process and the expected timetable for the implementation thereof.

(b) Buyer shall:

(i) either (A) instruct counsel to appear on its behalf at the Court hearing to sanction the Scheme of Arrangement and undertake to the Court to be bound by the terms of the Scheme of Arrangement insofar as it relates to Buyer; or (B) notify the Company that it agrees to be represented by the Company’s counsel and undertake to the Court to be bound by the Scheme of Arrangement and provide such documentation or information as may reasonably be required by the Company’s counsel or the Court in relation to such undertaking, provided that neither clause (A) nor (B) shall oblige Buyer to waive any of the Conditions or treat them as satisfied;

(ii) subject to the terms of this Agreement, afford all such reasonable cooperation and assistance as may reasonably be requested of it by the Company in respect of the preparation and verification of any document required for the implementation of the Scheme of Arrangement or any other matter set forth in Section 5.04(a), including the provision to the Company of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as Company may reasonably request (including for the purposes of preparing the Scheme Document or any Scheme Supplemental Document) and to do so in a timely manner; provided that this Section 5.04(b)(ii) shall not require Buyer to provide any information that is commercially or competitively sensitive or that would result in the loss of any legal privilege, and in such circumstances Buyer shall, to the extent permitted by Applicable Law, provide such information on an outside counsel only basis;

(iii) review and provide comments (if any) in a reasonably timely manner on all such documentation submitted to it;

(iv) as promptly as reasonably practicable, notify the Company of any matter of which it becomes actually aware that would reasonably be expected to materially delay, materially impair or prevent filing of the Scheme Document or the Court Documentation; provided that any failure to comply with this Section 5.04(b)(iv) shall not constitute a breach or failure to perform by Buyer with respect to the conditions set forth in Article 6, or give rise to any right of termination under Article 7;

(v) as soon as reasonably practicable after the date thereof, apply to His Majesty’s Revenue & Customs for confirmation that the Court Order is not subject to United Kingdom stamp duty or stamp duty reserve tax and include in such application an undertaking to present the relevant instrument(s) of transfer to His Majesty’s Revenue & Customs, together with payment of any applicable stamp duty, for stamping; and

(vi) as soon as reasonably practicable following receipt of confirmation from His Majesty’s Revenue & Customs referred to in Section 5.04(b)(v), deliver a copy of such confirmation to the Company.

(c) Notwithstanding anything to the contrary in this Agreement, Buyer and the Company shall cooperate to schedule and convene the Scheme Meeting and Company GM for the same date.

(d) If either Buyer or the Company (each acting reasonably) considers that an amendment should be made to the provisions of the Scheme of Arrangement or the Scheme Document in order to implement the Transaction in as efficient a manner as practicable either prior to or after consideration by the Court (including in respect of any amendment imposed by the Court), it may notify the other Party and the Parties shall be obliged to consider and negotiate, acting reasonably and in good faith, such amendment; provided that (i) no Party shall be required to consider and negotiate in good faith any amendment that would materially and adversely affect it, its shareholders or the likelihood of consummation of the Transaction and (ii) each Party recognizes that any amendments may require the recommencement of the Court approval process and/or a new notice of the Scheme Meeting or other shareholder circular to be sent.

(e) As promptly as reasonably practicable following the date of this Agreement (and in any event within thirty (30) days following the date hereof), the Company shall (with the participation, assistance and cooperation of Buyer as reasonably requested by the Company) take all action reasonably necessary to prepare and file with the SEC, in accordance with Applicable Law and the organizational documents of the Company and its Subsidiaries, as applicable, proxy materials which shall constitute the Scheme Document and the preliminary proxy statement relating to the Scheme Meeting and the Company GM for the purpose of passing the Company Shareholder Resolutions (such proxy materials and proxy statement, as amended or supplemented from time to time, the “Proxy Statement”). The Company shall use reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after filing. Buyer shall, upon the Company’s request, promptly furnish to the Company all information concerning itself, its Subsidiaries, directors and officers and (to the extent reasonably available to Buyer or its Subsidiaries) such other information concerning Buyer as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made to the SEC or NYSE in connection with the Proxy Statement. Other than in the case of an Adverse Recommendation Change pursuant to Section 5.03, no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Buyer and its counsel a reasonable opportunity to review and comment thereon (which comments shall be considered by the Company in good faith). The Company will advise Buyer promptly after it receives any oral or written request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide Buyer with copies of any written communication from the SEC or any state securities commission with respect thereto. Each of the Company and Buyer shall ensure that the information provided by it for inclusion in the Proxy Statement (and any supplement required thereto) at the time of mailing thereof and at the time of the Scheme Meeting and the Company GM will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company will ensure that the Proxy Statement (and any supplement required thereto) at the time of mailing thereof and at the time of the Scheme Meeting and the Company GM will (with the assistance and cooperation of Buyer as reasonably requested by Company) comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and any applicable provisions of the Companies Act. If at any time prior to the receipt of the Company Shareholder Approval, any information relating to the Company, Buyer, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Buyer that should be set forth in an amendment or supplement to the Proxy Statement, so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under Applicable Law, disseminated to the Company Shareholders.

(f) For the avoidance of doubt, Buyer may not elect to implement the acquisition of the entire issued share capital of the Company as contemplated by this Agreement by means of a takeover offer within the meaning of section 974 of the Companies Act, or otherwise announce any such takeover offer in respect of the Company, at any time without the Company’s prior written consent (to be granted in the Company’s sole discretion).

Section 5.05 Access to Information. Subject to Applicable Law, Section 5.11 and Section 5.16, upon reasonable notice, throughout the period starting on the date hereof and ending on the earlier to occur of (x) the Effective Time or (y) the date this Agreement is terminated in accordance with its terms, the Company shall (and shall cause its Subsidiaries to) afford Buyer and its Representatives reasonable access during normal business hours to its books, officers, properties,

Contracts and records, in each case solely for purposes of effectuating or consummating the transactions contemplated hereby or integration and transition planning relating thereto. The foregoing shall not require the Company or its Subsidiaries to (a) provide access to any inspection or information that would violate any of its obligations with respect to confidentiality in effect as of the date hereof (provided that the Company shall use its commercially reasonable efforts to obtain the required consent of any such counterparty to such access or disclosure, but in no event shall the Company be obligated to pay any amount of money to any Person to obtain the required consent of such counterparty to such access or disclosure or otherwise provide), (b) provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information in the good faith judgment of the Company based on advice of counsel would reasonably be expected to give rise to the waiver of any attorney-client, work product or other legal privilege or trade secret protection (it being agreed that the Company shall give notice to Buyer of the fact that it is withholding such information or documents and thereafter the Company and Buyer shall use their respective commercially reasonable efforts to cause such information (or as much of it as possible) to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or trade secret protection), (c) provide access to or otherwise make available or furnish any information relating to the process conducted by the Company, including negotiations, that led to the execution of this Agreement and the transactions contemplated hereby (other than as required by this Agreement), (d) provide access to such documents or information that are reasonably pertinent to any adverse Proceeding between the Company and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, (e) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information could in the judgment of the Company, based on advice of counsel, violate any Applicable Law or would result in a breach of a Contract to which the Company or any of its Subsidiaries are bound as of the date hereof, or (f) without limiting the obligations of the Company pursuant to Section 5.02, Section 5.03 and Section 5.04(e), any information related to the negotiation and transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other third parties relating to any competing or alternative transactions (including Acquisition Proposals) and the actions of the Company Board (or any committee thereof) with respect to any of the foregoing (including an Adverse Recommendation Change), whether prior to or after execution of this Agreement (it being agreed that, in the case of clauses (a), (b), (d) and (e), the Company shall give notice to Buyer of the fact that it is withholding such information or documents and thereafter the Company and Buyer shall use their respective commercially reasonable efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction, policy or Applicable Law or waive the applicable privilege or protection). Notwithstanding anything herein to the contrary, (i) Buyer shall not, and shall cause its Representatives not to, contact any employee of the Company not involved in the negotiation of the transactions contemplated by this Agreement or any customer, technology or other partner, vendor or supplier of the Company in connection with the Transaction or any of the other transactions contemplated by this Agreement, in each case without the Company’s prior written consent, and Buyer acknowledges and agrees that any such contact shall be arranged and supervised by Representatives of the Company, (ii) any such access shall be conducted in such a manner as not to interfere with the normal business or operations of the Company or its Subsidiaries and (iii) in no event shall Buyer or any of its representatives be permitted to conduct any sampling of soil, sediment, ground water, surface water or building material in connection with any access pursuant to this Section 5.05 and (iv) no inspection or investigation pursuant to this Section 5.05 shall affect or be deemed to modify any representation or warranty made by the Company herein. Each of Buyer and the Company, as it deems advisable and necessary, may reasonably designate commercially sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions, and such materials and the information contained therein shall be given only to the outside counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. Nothing in this Section 5.05 will be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures, policies and insurance requirements. All requests for information made pursuant to this Section 5.05 shall be directed to the General Counsel or other Person designated by the Company. All such information shall be deemed Confidential Information (as defined in the Confidentiality Agreement) under and be governed by the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary in the Confidentiality Agreement, from and after the date hereof, no consent of the Company or any of its Affiliates shall be required for any Person who is a potential source of, or may provide equity, debt or any other type of financing, in each case, to become a Representative (as defined in the Confidentiality Agreement) of Wynnchurch thereunder; provided that Wynnchurch shall provide reasonable prior written notice to the Company identifying such Person and such Person shall be subject to the terms as a Representative (as defined in the Confidentiality Agreement) thereunder.

Section 5.06 Notice of Certain Events. Each of the Company and Buyer will give prompt notice to the other (and will subsequently keep the other informed on a reasonably current basis of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (a) with respect to the Company, has had or would reasonably be expected to have a Company Material Adverse Effect, (b) with respect to Buyer, has had or would reasonably be expected to have a Buyer Material Adverse Effect and/or (c) is reasonably likely to result in any of the conditions set forth in Article 6 not being able to be satisfied prior to the End Date. No notification given by any party pursuant to this Section 5.06 shall limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement.

Section 5.07 Employee Matters.

(a) For a period of not less than twelve (12) months after the Closing Date (or until the termination of employment of the relevant Continuing Employee, if sooner), Buyer shall, or shall cause one of its Subsidiaries (including the Company following the Closing Date) to, provide each employee of the Company or its Subsidiaries immediately before the Effective Time who continues employment with Buyer or any Subsidiary of Buyer following the Closing Date (each a “Continuing Employee”) with (i) at least the same base salary or base hourly rate as was provided to each such Continuing Employee immediately prior to the Closing Date, (ii) short-term incentive compensation opportunities (including, annual target cash bonus and commission opportunities, but excluding long-term compensation opportunities and equity or equity-based compensation) that are at least as favorable, in the aggregate, as the short-term incentive compensation opportunities that were provided to each such Continuing Employee immediately prior to the Closing Date, (iii) severance entitlements that are no less favorable to each such Continuing

Employee’s entitlements as in effect as of immediately prior to the Closing Date, and (iv) other employee benefits, (excluding, for this clause (iv), long-term incentive compensation opportunities (including equity and equity-based compensation), severance, nonqualified deferred compensation, defined benefit pension, and post-termination or retiree welfare benefits (together, the “Excluded Benefits”)) that are substantially comparable in the aggregate to those provided under a Company Employee Plan to each such Continuing Employee immediately prior to the Closing Date (subject to the same exclusions).

(b) From and after the Closing Date, Buyer shall, or shall cause one of its Subsidiaries (including the Company following the Closing Date) to, cause the service of each Continuing Employee to be recognized for purposes of eligibility to participate and vesting, levels of paid time off benefits (but not for benefit accruals under any defined benefit pension plan or for any purpose under any Excluded Benefit) and vesting under each compensation, severance, retirement, vacation, paid time off, fringe or other welfare benefit plan, program or arrangement of Buyer, the Company or any of their Subsidiaries (collectively, the “Buyer Benefit Plans”), but not including any equity compensation plans, programs, agreements or arrangements or any nonqualified deferred compensation, defined benefit pension, and post-termination or retiree welfare benefits or other Excluded Benefit, in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such employee for such purposes under a comparable Company Employee Plan immediately prior to the Closing Date and only to the extent such credit would not result in a duplication of benefits or compensation.

(c) From and after the Closing Date, with respect to each Buyer Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA that is a group health plan in which any Continuing Employee is or becomes eligible to participate in the plan year in which the Closing occurs, Buyer shall, or shall cause one of its Subsidiaries (including the Company following the Closing Date) to, use commercially reasonable efforts to cause each such Buyer Benefit Plan that is a group health plan to, for the plan year in which the Closing occurs, (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Buyer Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company Employee Plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Buyer Benefit Plan; provided, however, that for purposes of clarity, to the extent such benefit coverage includes eligibility conditions based on periods of employment, Section 5.07(a) shall control; and (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such Continuing Employee commences participation in such Buyer Benefit Plan in satisfying any applicable co-payment, deductible or out-of-pocket maximum requirements under such Buyer Benefit Plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company Employee Plan.

(d) Nothing in this Section 5.07 or this Agreement shall be deemed to: (i) guarantee employment for any period of time or preclude the ability of Buyer, the Company or their respective Subsidiaries to terminate the employment of any Continuing Employee; (ii) establish, terminate or amend any Buyer Benefit Plan or Company Employee Plan, or limit the ability of

Buyer or any of its Affiliates (including following the Closing the Company or any of its Subsidiaries) to modify, amend or terminate any benefit or compensation plan, program, contract, policy, agreement or arrangement; or (iii) require Buyer, the Company or any of their Affiliates to continue or amend any particular benefit plan before or after the consummation of the transactions contemplated in this Agreement, and any such plan may be amended or terminated in accordance with its terms and Applicable Law. Nothing in this Section 5.07 shall create any rights or remedies (including any third-party beneficiary rights) in any Person not a Party. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Continuing Employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or applicable Law.

Section 5.08 Takeover Laws. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Applicable Law becomes or is deemed to be applicable to the Company, Buyer or the Transaction or any other transaction contemplated by this Agreement, then each of the Company, Buyer and their respective Boards of Directors shall grant such approvals and take such actions within their respective authority as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to render such anti-takeover Applicable Law inapplicable to the foregoing.

Section 5.09 Voting of Shares. Buyer shall vote, or cause to be voted, any Company Ordinary Shares beneficially owned by it or any of its Affiliates in favor of approving the Scheme of Arrangement and passing the Company Shareholder Resolutions.

Section 5.10 Director and Officer Liability.

(a) For six (6) years after the Effective Time, Buyer shall cause to be maintained officers’ and directors’ liability insurance in respect of acts, errors or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of this Agreement; provided, however, that in satisfying its obligation under this Section 5.10(a), Buyer shall not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage in its last full fiscal year for such insurance (the “Current Premium”) and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then Buyer shall cause to be maintained policies of insurance that, in Buyer’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to or after the Effective Time, which policies provide such persons currently covered by such policies with coverage for an aggregate period of up to six (6) years with respect to claims arising from acts, errors or omissions that occurred on or before the Effective Time, including in respect of the transactions contemplated by this Agreement; provided that such premiums for such insurance do not exceed 300% of the Current Premium with respect to each such coverage. The Company may also purchase prepaid “tail” or “runoff” policies for any other “claims-made” liability insurance coverage, including employment practices liability, professional liability and cyber and data security liability coverages; provided that such premiums for such insurance do not exceed 300% of the amount paid by the Company for coverage in its last full fiscal year for such insurance (“Other Tail Premium”), and if such premiums for such insurance exceed 300% of the Other Tail Premium with respect to each such coverage, then the Company may procure prepaid “tail” or “runoff” policies that, in the Company’s good faith judgment (following consultation with and the prior written approval of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed)), provide the maximum coverage available with such limit. If any such prepaid policies described in this Section 5.10(a) have been obtained by the Company prior to the Effective Time, then Buyer shall make reasonable best efforts to cause to be maintained any and all such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b) From and after the Effective Time, each of Buyer and the Company shall cause the Company to: (i) indemnify (including advancement of expenses) and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or any of its Subsidiaries or otherwise (each an “Indemnified Party”) for any and all costs and expenses (including reasonable and documented out-of-pocket fees and expenses of legal counsel, which shall be advanced as they are incurred; provided that the Indemnified Party shall have made a sufficient undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or incurred by such Indemnified Party in connection with or arising out of any action, suit or other Proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director, officer or employee of the Company or any of its Subsidiaries or otherwise in connection with any action taken or not taken at the request of the Company or any of its Subsidiaries or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under Applicable Law; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification provision set forth in any Contract in effect as of the date hereof between the Company or any of its Subsidiaries and any Indemnified Party; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the articles of association, certificate of incorporation, bylaws or similar organizational documents of the Company or any of its Subsidiaries as in effect on the date hereof. Buyer’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. From and after the Effective Time, Buyer shall guarantee the prompt payment of its obligations under this Section 5.10.

(c) During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Buyer shall cause the organizational documents of the Company and any of its successors or assigns to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable to those subject to those provisions as the indemnification, exculpation and advancement of expenses provisions set forth in the organizational documents of the Company as of the date hereof.

(d) If Buyer, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall assume the obligations set forth in this Section 5.10.

(e) The provisions of this Section 5.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. The obligations of Buyer under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by Applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 5.10).

Section 5.11 Best Efforts.

(a) The Company and Buyer shall use, and shall cause their Subsidiaries to use, their best efforts to consummate and make effective the Transaction and the other transactions contemplated by this Agreement as promptly as possible after the date hereof, including the obtaining of all necessary actions or non-actions, waivers, consents approvals, and confirmations of non-jurisdiction from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all steps as may be necessary or advisable to obtain such approval or waiver from, or to avoid a Proceeding by, any Governmental Authority.

(b) In furtherance and not in limitation of the foregoing, each of the Company and Buyer (and their respective Subsidiaries, if applicable) shall: (i) promptly, but in no event later than ten (10) Business Days after the date hereof, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Transaction and the other transactions contemplated by this Agreement and shall use best efforts to promptly secure the expiration or termination of any applicable waiting periods under the HSR Act, and the Parties agree the filings shall not include a request for early termination of the waiting period; (ii) as promptly as reasonably practical make all filings, and use best efforts to timely obtain all consents, permits, authorizations, waivers, clearances, approvals and confirmations of non-jurisdiction, as applicable, and use best efforts to cause the expiration or termination of any applicable waiting periods, as may be required under any Foreign Investment Laws as set forth in Section 3.03 of the Company Disclosure Schedule; (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by the U.S. Department of Justice (the “DOJ”) or the Federal Trade Commission (the “FTC”) under the HSR Act or by any other Governmental Authority, including under any Antitrust Laws or Foreign Investment Laws in connection with the Transaction and the other transactions contemplated by this Agreement, as well as any information required to be submitted to comply with a request for additional information in order to commence or end a statutory waiting period; and (iv) promptly take any and all actions and steps requested or required by any Governmental Authority as a condition to granting any consent, permit, authorization, waiver, clearance, approvals, and confirmations of non-jurisdiction and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other Governmental Authorities of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are required with respect to the Transaction and the other transactions contemplated by this Agreement; provided that the Company and its Subsidiaries will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company or its Subsidiaries only in the event the Closing occurs. Buyer shall pay all filing fees under the HSR Act and the Foreign Investment Laws, and the Company shall not be required to pay any fees or other payments to any Governmental Authority in connection with any filings under the HSR Act and the Foreign Investment Laws, in connection with the Transaction or the other transactions contemplated by this Agreement.

(c) Without limiting the generality of anything contained in this Section 5.11, each Party shall: (i) give the other Party prompt notice of the making or commencement of any request, inquiry or Proceeding by any Governmental Authority with respect to the Transaction and the other transactions contemplated by this Agreement; (ii) keep the other Party reasonably informed as to the status of any such request, inquiry or Proceeding; (iii) promptly inform the other Party of any communication to or from the FTC, DOJ or any other Governmental Authority to the extent regarding the Transaction and the other transactions contemplated by this Agreement, or regarding any such request, inquiry or Proceeding, and provide a copy of all written communications; and (iv) pull and re-file any notice under the HSR Act, extend any waiting period, or enter into an agreement not to consummate the Transaction for a period of time only with the prior written consent of the other Party. Subject to Applicable Law, in advance and to the extent practicable, each of Buyer or the Company, as the case may be, will consult the other on all the information relating to Buyer or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Transaction and the other transactions contemplated by this Agreement and shall incorporate all comments reasonably proposed by the other Party, as the case may be. In addition, except as may be prohibited by any Governmental Authority or by any Applicable Law, in connection with any such request, inquiry or Proceeding in respect of the Transaction and the other transactions contemplated by this Agreement, each Party will permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, inquiry or Proceeding. The Parties shall jointly develop, consult and cooperate with one another regarding the strategy for obtaining any necessary approval of, or responding to any request from, inquiry by, or investigation by (including directing the timing, nature and substance of all such responses) any third party and/or Governmental Authority in connection with this Agreement and the other transactions contemplated by this Agreement, including determining the timing and content of any registrations, filings, agreements, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in accordance with, or subject to this Section 5.11, provided that Buyer shall have final decision making authority with respect to all such strategy. Notwithstanding anything to the contrary in this Section 5.11, each Party may redact materials provided to the other party: (i) to remove competitively sensitive information or information concerning valuation, (ii) as necessary to comply with legal or contractual arrangements and (iii) as necessary to address reasonable attorney-client privilege or other privilege or confidentiality concerns (provided that, subject to applicable legal requirements, such material shall be provided to the other party’s counsel on an “external counsel” basis); provided further that the Parties shall not be required to share filings made under the HSR Act.

(d) In furtherance and not in limitation of the foregoing, Buyer agrees to promptly take, and to cause its Subsidiaries to take, any and all steps necessary or advisable to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals, confirmations of non-jurisdiction and waivers under Antitrust Laws and Foreign Investment Laws, so as to enable the Parties to consummate the Transaction and the other transactions contemplated by this Agreement as soon as practicable (and in any event no later than the End Date), including committing to or effecting, by consent decree, hold separate order, trust, or otherwise, the sale, divestiture, license, transfer, assignment or other disposition of, and agreeing to any behavioral undertaking, conditions, obligations, commitments, mitigations or restrictions with respect to, assets or businesses of the Company or its Subsidiaries, and stipulate to the entry of an Order or file appropriate applications with any Governmental Authority in connection with any of the foregoing (each action contemplated, a “Divestiture Action”), in each case, as may be necessary or required, to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order or Proceeding that would otherwise have the effect of preventing consummation of the Transaction and the other transactions contemplated by this Agreement, and to ensure that no Governmental Authority with the authority to clear, authorize or otherwise approve consummation of the Transaction or the other transactions contemplated by this Agreement, fails to do so as promptly as practicable and in any event no later than the End Date, provided that nothing in this Agreement shall require Buyer to take any action pursuant to this Section 5.11(d) that would, individually or in the aggregate, materially impair Buyer’s expected financial benefits of the Transaction or result in a Company Material Adverse Effect. Buyer and the Company shall cooperate in any proposal, negotiation, or offer to commit and to effect, by consent decree, hold separate order or otherwise, any and all Divestiture Actions or otherwise to offer to take or offer to commit (and if such offer is accepted, commit to and effect) to take any Divestiture Action as may be required to resolve any Governmental Authority’s objections to the Transaction and the other transactions contemplated by this Agreement; provided, however, that the Company shall not be required to take any Divestiture Action that is not conditioned upon consummation of the Transaction.

(e) Buyer shall not, nor shall it permit its Subsidiaries to, acquire, whether by merging with or into, consolidating with, purchasing all or a portion of the assets of or all or a portion of the equity in, or otherwise, any business or corporation, partnership, or other business organization or division thereof or other Person (i) that owns, controls, or operates a business engaged in any line of business in which the Company or any of its Subsidiaries is engaged, or (ii) if such acquisition would reasonably be expected to, (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, the expiration, termination or waiver of any applicable waiting period or any consent, approval, permit, ruling, authorization, clearance or other approval pursuant to the Antitrust Laws and Foreign Investment Laws necessary to consummate the transactions contemplated hereby by the End Date, (B) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated hereby, including the Transaction by the End Date, (C) materially increase the risk of not being able to remove any such Order on appeal or otherwise by the End Date, (D) delay, impair, impede, hinder, adversely affect or prevent the consummation of the transactions contemplated hereby, including the Transaction, by the End Date, or (E) cause any of the conditions set forth in Article 6 to fail to be satisfied or delay, impair, impede, hinder, adversely affect or prevent the ability of Buyer to consummate the transactions contemplated by this Agreement by the End Date.

Section 5.12 Transaction Litigation. The Company shall as promptly as reasonably practicable (and in any event within forty-eight (48) hours of learning of any Transaction Litigation) notify Buyer in writing of (including by providing copies of all pleadings with respect thereto), and shall give Buyer a reasonable opportunity to participate in the defense and settlement of, any Transaction Litigation. For purposes of this Section 5.12, “participate” means that the Company shall keep Buyer reasonably apprised of any material development and the proposed strategy and other significant decisions with respect to any Transaction Litigation and provide Buyer with copies of any proposed litigation papers at least forty-eight (48) hours prior to the Company filing any such papers (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), promptly provide Buyer with copies of all litigation papers filed in any Transaction Litigation, provide the opportunity for Buyer to offer advice, comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith, provide Buyer and its counsel the opportunity to participate with the Company in the defense, release, compromise, waiver or settlement of any Transaction Litigation, and jointly cooperate with Buyer in the proposed strategy and any other significant decisions with respect to the Transaction Litigation by the Company, with no such significant decisions being made without the prior written consent of the other. The Company shall not settle or agree to settle any such Transaction Litigation without Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Without otherwise limiting the Indemnified Parties’ indemnification rights, following the Effective Time, any Indemnified Party that is made party to any Transaction Litigation shall be entitled to participate in, but not control, the defense of such Transaction Litigation with counsel selected by such Indemnified Party that is acceptable to Buyer in its reasonable discretion.

Section 5.13 Public Announcements. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Buyer, and thereafter, except with respect to any Adverse Recommendation Change or announcement made with respect to any Acquisition Proposal, Superior Proposal or related matters in accordance with the terms of this Agreement (in the case of the Company, in each case that complies with Section 5.02 and Section 5.03), the Company and Buyer shall consult with each other before issuing any press release or making any other public announcements, or scheduling a press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated by this Agreement and shall not issue any such press release or make any such other public announcement without the prior consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed, except as such release or announcement may be required by Applicable Law or any listing agreement under which or rule of any national securities exchange or association upon which the securities of the Company are listed, in which case the Party required to make the release or announcement shall consult with the other Party about, and allow the other Party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance; provided, however, that notwithstanding the foregoing and for the avoidance of doubt, the Company shall not be required to consult with Buyer before issuing any press release or making any other public statement (x) solely to the extent expressly permitted under Section 5.03, with respect to its receipt and consideration of any Acquisition Proposal, Superior Proposal or “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, or (y) disseminating any communications principally directed to employees, customers, partners or vendors so long as such communications are in compliance with this Agreement (including Section 5.05) or substantively consistent with (and do not add additional material information to) previous releases, public disclosures, public statements or other communications made by the Parties not in violation of this Agreement. Notwithstanding anything to the contrary contained herein, nothing in this Section 5.13 shall limit the ability of Buyer or the Equity Investor to make customary communications that are principally directed to any existing or prospective general or limited partners, equity financing sources, equity holders, members and investors of Buyer, the Equity Investor or any of their respective Affiliates with respect to fundraising, marketing, informational or reporting activities, in each case, who are subject to confidentiality obligations to Buyer, the Equity Investor or their respective Affiliates.

Section 5.14 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably required to cause any dispositions of Company Ordinary Shares (including the disposition, cancellation or deemed disposition of the Company Equity Awards) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by Applicable Law.

Section 5.15 Financing.

(a) From the date of this Agreement until the earlier of the date of the termination of this Agreement and the Closing Date, Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing (after giving effect to all other available sources of cash) in an amount sufficient to fund the Financing Amounts on the date on which the Closing is required to occur pursuant to the terms hereof, including using its reasonable best efforts to (i) maintain in full force and effect the Financing Commitment Letters in accordance with the terms thereof, (ii) negotiate and enter into the definitive documentation related to the Debt Financing (the “Debt Financing Documents”), in each case, on terms and conditions not materially less favorable, in the aggregate, than those contained in the Debt Commitment Letter (including any “market flex” provisions contained in any related fee letter), (iii) satisfy on a timely basis or obtain a waiver of all conditions required to be satisfied by it in the Financing Commitment Letters and the Debt Financing Documents that are within its control and comply with its obligations thereunder; and (iv) enforce its rights under the Financing Commitment Letters.

(b) Buyer shall keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing. Buyer shall reasonably promptly notify the Company of any actual or threatened (in writing) material violation, material breach, material default, termination, withdrawal or repudiation by any party to the Financing Commitment Letters of which Buyer becomes aware. In the event that any portion of the Debt Financing required to pay the Financing Amounts becomes unavailable (or Buyer determines in good faith that it will not be available) after taking into account the available portion of the Financing in an amount less than the Financing Amounts (after giving effect to all other available sources of cash), Buyer shall promptly notify the Company and shall (i) use its reasonable best efforts to arrange for alternative financing from the same or alternative sources (the “Alternative Financing”) (x) on terms and conditions not materially less favorable, in the aggregate, to Buyer than those contained in the Debt Commitment Letter (including any “market flex” provisions contained in any related fee letter) and (y) in an amount sufficient, when taken together with the available portion of the Financing, to pay the Financing Amounts (after giving effect to all other available sources of cash) and (ii) provide the Company with a true and complete copy of any new debt commitment letter that provides for such Alternative Financing (it being understood that any fee letter in connection therewith may be redacted in a manner consistent with Section 4.08). Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.15 shall require, and in no event shall the reasonable best efforts of Buyer be deemed or construed to require, Buyer to (i) seek the Equity Financing from any source other than a counterparty (or an affiliate of a counterparty) to, or in any amount in excess of that contemplated by, the Equity Commitment Letter, (ii) pay any fees or other amounts applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letter (after giving effect to the “market flex” provisions in any related fee letter) or (iii) agree to any terms less favorable to Buyer than as set forth in the Debt Commitment Letter as of the date of this Agreement.

(c) Without prior written consent of the Company, Buyer shall not amend, modify, or waive any provision under, the Financing Commitment Letters if such amendment, modification or waiver would (i) reduce the aggregate principal amount of the Financing below the amount necessary to satisfy the Financing Amounts (after taking into consideration the amount of the remaining Financing and available cash of the Company and its Subsidiaries), (ii) add new conditions precedent or otherwise adversely modify any of the conditions precedent to the funding or investing of the Financing on the Closing Date as set forth in the Financing Commitment Letters on the date hereof, (iii) reasonably be expected to materially delay, impede or prevent the availability of all or a portion of the Financing on the Closing Date in an amount necessary to satisfy the Financing Amounts (after taking into consideration the amount of the remaining Financing and available cash of the Company and its Subsidiaries) or the consummation of the Closing and the transactions contemplated hereby, or (iv) adversely affect the ability of Buyer to enforce its rights against the other parties to the Financing Commitment Letters or the Debt Financing Documents; provided, that Buyer may amend or otherwise modify the Debt Commitment Letter without the consent from the Company to (A) add (or assign or reassign commitments and roles to) lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof or (B) correct typographical errors. Buyer shall reasonably promptly provide the Company with a true and complete copy of any such amendment, modification or waiver (which may be redacted in a manner consistent with Section 4.08).

(d) To the extent Buyer obtains Alternative Financing or amends, modifies or waives any of the Financing Commitment Letters, in each case pursuant to this Section 5.15, references to the “Financing,” “Debt Financing,” “Equity Financing,” “Debt Financing Sources,” “Debt Financing Sources Related Parties,” “Debt Commitment Letter,” “Equity Commitment Letter,” and “Financing Commitment Letters” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the financing sources and/or their related parties in respect thereof, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, modified or waived.

(e) Prior to the Closing, the Company shall use its reasonable best efforts to, and cause its Subsidiaries and each of its and its Subsidiaries’ respective Representatives to use their respective reasonable best efforts to, provide at Buyer’s sole cost and expense customary cooperation reasonably requested by Buyer in connection with arranging, obtaining and syndicating the Debt Financing, including using reasonable best efforts to: (i) as promptly as practicable furnish Buyer with the Required Financial Information and other information regarding the Company and its Subsidiaries and their respective businesses, (ii) assist Buyer and the Debt Financing Sources in their preparation of customary syndication and marketing materials, bank information memoranda, rating agency presentations, lender presentations and similar documents and any supplements thereto in connection with the Debt Financing, (iii) (A) cooperate with the marketing efforts for the Debt Financing and (B) assist Buyer in obtaining ratings in connection with the Debt Financing, (iv) cause members of senior management of the Company to participate in a reasonable number of meetings, conference calls, presentations, road shows, drafting sessions, due diligence sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, (v) facilitate the pledging of collateral and granting of guarantees for the Debt Financing, including using reasonable best efforts to deliver any original stock certificates and appropriate instruments of transfer and any original promissory notes and appropriate instruments of transfer that are intended to constitute collateral for the Debt Financing and to obtain releases of existing Liens; it being understood, in each case, that the effectiveness of such pledges and guarantees shall be conditioned upon the occurrence of, and are only effective as of or after, the Closing, (vi) furnish Buyer and the Debt Financing Sources at least five (5) Business Days prior to the Closing Date (solely to the extent requested by Buyer in writing at least eight (8) Business Days prior to the Closing Date) with all documentation and other information related to the Company and its Subsidiaries required by applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA Patriot Act and a beneficial ownership certificate for any entity that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), (vii) facilitate the taking of customary corporate approvals reasonably requested by Buyer to permit the consummation of the Debt Financing on the Closing Date (it being understood that no such corporate or other action will take effect prior to the occurrence of, and are only effective as of or after, the Closing), (viii) assist Buyer in its preparation of, and facilitate execution and delivery as of but not prior to the Closing of, definitive financing documents (including any guarantee, pledge and security documents, currency or interest rate hedging arrangement, other definitive financing documents or other certificates or documents as may be reasonably requested by Buyer or the Debt Financing Sources, including insurance deliverables) and the schedules and exhibits thereto, it being understood that the effectiveness of such documents shall be conditioned upon the occurrence of, and are only effective as of or after, the Closing, (ix) execute customary authorization letters authorizing the distribution of information regarding the Company and its Subsidiaries to prospective lenders in connection with the Debt

Financing and containing a customary representation that the public side versions of such documents do not include material non-public information about the Company or its Subsidiaries or their securities, and a customary representation as to the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing, subject to customary confidentiality provisions (which may include customary “click through” confidentiality arrangements or other confidentiality arrangements customary for syndication and arrangement procedures), and (x) otherwise reasonably cooperate with Buyer in its efforts to obtain the Debt Financing; provided, however, that (A) nothing herein shall require such cooperation to the extent it would (x) materially and unreasonably disrupt or interfere with the business or operations of the Company and/or its Subsidiaries or (y) reasonably be expected to (I) cause any condition to the Closing set forth in Article 6 to not be satisfied or otherwise cause any breach of this Agreement, (II) conflict with, violate, breach or otherwise contravene any Applicable Law, and (III) subject any of the Company’s or its Subsidiaries’ respective directors, managers, officers or employees to any actual or potential personal liability with respect to matters related to the Debt Financing, (B) unless the Buyer and such directors, officers and managers have agreed that such directors, officers and managers are to remain as directors, officers and managers of the Company or such Subsidiary, as applicable, on and after the Closing Date, none of the pre-Closing directors, officers or managers of the Company, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, document or instrument, including any Debt Financing Document, with respect to the Debt Financing or adopt any resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, (C) none of the Company, the Company’s Subsidiaries or their respective Representatives shall be required to execute, deliver or enter into, or perform any agreement, document or instrument, including any Debt Financing Document, with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing Date (in each case, other than any authorization letter referred to in clause (ix) above), (D) the Company shall not be required to deliver or obtain opinions of internal or external counsel, (E) nothing herein shall obligate the Company to provide or prepare any projections, pro forma financial statements or other forward-looking financial information, or to provide any financial information that is not readily available to the Company (other than the Required Financial Information) and (F) nothing herein shall obligate the Company to provide any information that would violate any binding third party obligation of confidentiality or result in a loss of attorney-client privilege or other similar privilege of the Company.

(f) Neither the Company nor any of its Subsidiaries nor any of their respective equityholders or Representatives shall be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur or assume any other liability or provide or agree to provide any indemnity, in each case, prior to the Closing in connection with the Debt Financing or their performance of their respective obligations under this Section 5.15 (except to the extent the effectiveness of any such cost, expense, fee, payment, liability or indemnity is subject to and conditioned upon the occurrence of the Closing or otherwise promptly reimbursed by Buyer or with respect to the preparation of audited and other historical financial statements). Buyer shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with their cooperation or efforts pursuant to this Section 5.15, the arrangement of the Debt Financing, the performance of their obligations under this Section 5.15 and any information utilized in connection therewith (other than (x) to the extent any of the foregoing was suffered or incurred as a result of the fraud, bad faith, gross negligence or willful misconduct of the Company, its Subsidiaries or any of its or their respective Representatives, in each case, as determined by a court of competent jurisdiction in a final and non-appealable decision or (y) with respect to the preparation of audited and other historical financial statements). Buyer shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company in connection with the cooperation contemplated by this Section 5.15. Notwithstanding anything to the contrary contained herein, Buyer’s obligation to reimburse any such out-of-pocket costs contemplated by this Section 5.15 shall not exceed $1,000,000 in the aggregate.

(g) The Company hereby consents to the reasonable use of the logos and trademarks of the Company and its Subsidiaries in connection with the Debt Financing prior to the Closing; provided, that such logos and trademarks are used solely in a manner that is not intended to nor reasonably likely to (i) harm or disparage the Company or the reputation or goodwill of the Company or (ii) otherwise materially adversely affect the Company or any of its Subsidiaries.

(h) The parties hereto acknowledge and agree that the provisions contained in this Section 5.15 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Buyer with respect to the transactions contemplated by this Agreement (including the Debt Commitment Letter), and no other provision of this Agreement (including any Exhibits hereto) or the Debt Commitment Letter shall be deemed to expand or modify such obligations.

(i) For the avoidance of doubt, without modifying any of the limitations set forth herein, Buyer may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under this Section 5.15 at any time, and from time to time and on multiple occasions, between the date of this Agreement and the Closing.

Section 5.16 Confidentiality. Buyer and the Company hereby agree to continue to be bound by the non-disclosure agreement by and between Wynnchurch Capital, LP (“Wynnchurch”) and the Company set forth on Section 5.16 of the Company Disclosure Schedule (the “Confidentiality Agreement”). All information provided by or on behalf of the Company or its Subsidiaries pursuant to this Agreement (including in connection with the Debt Financing) will be kept confidential in accordance with the Confidentiality Agreement; provided, however, that Buyer will be permitted to disclose such information on a need-to-know basis to any Debt Financing Sources that may become parties to the documents evidencing the Debt Financing (and, in each case, to their respective counsel and auditors) so long as each such Person (a) agrees for the benefit of the Company to be bound by the Confidentiality Agreement as if a party thereto or (b) is subject to other confidentiality undertakings of which the Company is a third party beneficiary that are no less restrictive than the undertakings set forth in the Confidentiality Agreement.

Section 5.17 Director Resignations. Prior to the Closing, the Company shall use its reasonable best efforts to deliver to Buyer resignations executed by each director of the Company in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 5.18 Listing Matters. Each of the Company and Buyer agrees to cooperate with the other Party in taking, or causing to be taken, all action necessary to delist the Company Ordinary Shares from NYSE and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until the Effective Time.

Section 5.19 Treatment of Company Debt. If requested by Buyer in writing no later than thirty (30) days prior to the Closing Date, the Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions that are required to facilitate in accordance with the terms thereof the termination of all commitments outstanding under the Company Credit Facilities, the repayment in full of all obligations, if any, outstanding thereunder, the release of all Liens, if any, securing such obligations, and the release of any guarantees provided in connection therewith as of the Effective Time (collectively, the “Credit Facilities Termination”). No less than (a) five (5) Business Days prior to the Closing Date, the Company shall obtain draft payoff letters and (b) one (1) Business Day prior to the Closing Date, the Company shall obtain fully executed payoff letters, for the Company Credit Facilities in form and substance reasonably satisfactory to the Buyer, which payoff letters shall acknowledge the aggregate principal amount and all accrued but unpaid interest constituting such Indebtedness (the “Payoff Letters”). Notwithstanding anything herein to the contrary, in no event shall this Section 5.19 require the Company or any of its Subsidiaries to cause the Credit Facilities Termination to be effective unless and until the Effective Time has occurred.

Section 5.20 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give the Company or Buyer, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Buyer shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.21 Tax Cooperation and Assistance. The Company shall (and shall procure that its Subsidiaries and its and their Representatives shall) provide such assistance and information as Buyer may reasonably request in order for Buyer to (a) discharge its obligations under this Agreement, including pursuant to Section 5.04(b)(v) (relating to UK stamp duty and stamp duty reserve tax) or (b) obtain any Tax clearance or consent which Buyer reasonably determines is required to be obtained by Buyer in order to give effect to the transactions contemplated by this Agreement.

Article 6
CONDITIONS TO THE TRANSACTION

Section 6.01 Conditions to the Obligations of Each Party. The obligation of each Party to consummate the Transaction and the other transactions contemplated by this Agreement is subject to the satisfaction or, to the extent permitted by Applicable Law, waiver in writing by each Party, at or prior to Closing, of the following conditions:

(a) the Company Shareholder Approval shall have been obtained at the Scheme Meeting and the Company GM;

(b) the Scheme of Arrangement shall have been sanctioned by the Court with or without modification (but subject to any non-de minimis modification being acceptable to both Parties acting reasonably and in good faith) and a copy of the Court Order shall have been delivered to Registrar of Companies in England and Wales;

(c) no Governmental Authority having jurisdiction over any Party shall have issued any Order that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Transaction and no Applicable Law shall have been adopted that makes consummation of the Transaction illegal or otherwise prohibited; and

(d) (i) the applicable waiting period applicable to the Transaction under the HSR Act shall have expired or been terminated, (ii) the conditions set forth in Section 3.03 of the Company Disclosure Schedule, and (iii) all agreements between a Party and a Governmental Authority to delay or not consummate the transactions contemplated hereby shall have been rescinded, expired, terminated or otherwise closed.

Section 6.02 Conditions to the Obligations of Buyer. The obligation of Buyer to consummate the Transaction is subject to the satisfaction, or waiver in writing by Buyer, at or prior to Closing, of the following conditions:

(a) (i) the representations and warranties of the Company set forth in Section 3.01, Section 3.02, Section 3.22, Section 3.23, Section 3.24 and Section 3.25 shall be true and correct in all material respects on the date of this Agreement and the Closing Date as if made on each such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects only as of such earlier date), (ii) the representations and warranties of the Company set forth in Section 3.05(a) and the first sentence of Section 3.05(c) shall be true and correct in all respects (other than de minimis inaccuracies) on the date of this Agreement and the Closing Date as if made on each such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects only as of such earlier date), (iii) the representations and warranties of the Company set forth in Section 3.09(b)(ii) shall be true and correct in all respects on the date of this Agreement and the Closing Date as if made on each such date, and (iv) the other representations and warranties of the Company set forth in Article 3 shall be true and correct on the date of this Agreement and the Closing Date as if made on each such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) would not, individually or in the aggregate, have a Company Material Adverse Effect;

(b) the Company shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing;

(c) Buyer shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the conditions set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(d) have been satisfied; and

(d) since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

Section 6.03 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Transaction is subject to the satisfaction, or waiver in writing by the Company, at or prior to Closing, of the following conditions:

(a) (i) The representations and warranties of Buyer set forth in the first sentence in Section 4.01, Section 4.02 and Section 4.16 shall be true and correct in all material respects on the date of this Agreement and the Closing Date as if made on each such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects only as of such earlier date), and (ii) the other representations and warranties contained in Article 4 shall be true and correct on the date of this Agreement and the Closing Date as if made on each such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality,” “Buyer Material Adverse Effect” or words of similar import) would not, individually or in the aggregate, have a Buyer Material Adverse Effect;

(b) Buyer shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing; and

(c) the Company shall have received at the Closing a certificate signed on behalf of Buyer by an authorized officer of Buyer certifying that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

Article 7
TERMINATION

Section 7.01 Termination. This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing only as follows:

(a) by mutual written agreement of the Company and Buyer (notwithstanding any approval of this Agreement by the Company Shareholders);

(b) by either Buyer or the Company, upon written notice to the other party, if the Closing Date has not occurred on or before February 26, 2027 (the “End Date”) (notwithstanding any approval of this Agreement by the Company Shareholders); provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any Party whose material breach of any provision of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Transaction to be consummated by the End Date;

(c) by either Buyer or the Company, upon written notice to the other party, if at any time prior to the Effective Time, any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Transaction (notwithstanding any approval of this Agreement by the Company Shareholders); provided, however, the right to terminate this Agreement under this Section 7.01(c) shall not be available to any Party whose material breach of any provision of this Agreement has been the primary cause of, or primarily resulted in, such final and non-appealable Order or action enjoining, restraining or otherwise prohibiting the consummation of the Transaction;

(d) by either Buyer or the Company, upon written notice to the other Party, if the Court affirmatively declines or refuses to sanction the Scheme of Arrangement, unless the Company or Buyer appeals the decision of the Court within any applicable time limits, in which case such termination right pursuant to this Section 7.01(d) shall not be available until a final, non-appealable Order is given declining the Scheme of Arrangement;

(e) by either Buyer or the Company, upon written notice to the other Party, if the Scheme Meeting and the Company GM (including, in each case, any postponements or adjournments thereof) shall have been completed and the Company Shareholder Approval shall not have been obtained;

(f) by Buyer, upon written notice to the Company, in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 6.02 not being satisfied and (ii) (x) such breach is incapable of being cured or (y) if capable of being cured, has not been cured prior to the earlier of the End Date or the thirtieth (30th) day following Buyer’s delivery of written notice describing such breach to the Company; provided, however, that Buyer shall not be entitled to terminate this Agreement pursuant to this Section 7.01(f) if Buyer’s material breach of its obligations under this Agreement, directly or indirectly, is the primary cause of, or primarily resulted in, the failure of the conditions set forth in Section 6.03(a) or Section 6.03(b) to be satisfied.

(g) by the Company, upon written notice to Buyer, in the event of a breach by Buyer of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 6.03 not being satisfied and (ii) (x) such breach is incapable of being cured or (y) if capable of being cured, has not been cured prior to the earlier of the End Date or the thirtieth (30th) day following the Company’s delivery of written notice describing such breach to Buyer; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.01(g) if the Company’s material breach of its obligations under this Agreement, directly or indirectly, is the primary cause of, or primarily resulted in, the failure of the conditions set forth in Section 6.02(a) or Section 6.02(b) to be satisfied.

(h) by Buyer, upon written notice to the Company, at any time prior to receipt of the Company Shareholder Approval, if (i) the Company Board shall have effected an Adverse

Recommendation Change or (ii) the Company has materially or intentionally breached its obligations under Section 5.02.

(i) by the Company, upon written notice to Buyer, at any time prior to receipt of the Company Shareholder Approval, if the Company Board shall have effected an Adverse Recommendation Change in respect of a Superior Proposal that did not result from a material breach of Section 5.02 and in accordance with Section 5.03(b), and promptly following such termination, the Company enters into a definitive agreement with respect to such Superior Proposal; provided that concurrently with such termination, the Company pays the Company Termination Payment payable pursuant to Section 8.04(b); or

(j) by the Company, upon written notice to Buyer, if (A) the conditions set forth in Section 6.01 and Section 6.02 (other than those conditions that by their nature are to be satisfied at the Closing; provided that each such condition is then capable of being satisfied at the Closing on such date or the failure of which to be satisfied is attributable primarily to a breach by Buyer of its representations, warranties, covenants or agreements contained herein have been satisfied or waived, (B) Buyer is required to consummate the Transaction pursuant to Section 1.02, (C) Buyer fails to consummate the Transaction within three (3) Business Days after the date the Closing was required to occur pursuant to Section 1.02, and (D) the Company stood ready, willing and able to consummate the transactions contemplated by this Agreement on that date and the Company has irrevocably notified Buyer in writing at or prior to such date that (x) the Company stood ready, willing and able to consummate the Transaction on that date, and (y) all of the conditions set forth in Section 6.01 and Section 6.02 (other than those conditions that by their nature are to be satisfied at the Closing); provided that each such condition would have then been capable of being satisfied).

The Party desiring to terminate this Agreement pursuant to this Section 7.01 (other than pursuant to Section 7.01(a)) shall give written notice of such termination to the other Party setting forth in reasonable detail the provision of this Section 7.01 pursuant to which this Agreement is being terminated.

Section 7.02 Effect of Termination. If this Agreement is terminated pursuant to Section 7.01, this Agreement shall become void and of no effect without liability of any Party (or any Representative of such Party) to the other Party; provided, however, that the provisions of (a) this Section 7.02, (b) the last sentence of Section 5.05, (c) the last sentence of Section 5.11(b), (d) Section 5.13, (e) Section 5.15(f), (f) Section 5.16, and (g) Article 8 (other than Section 8.10(a), Section 8.10(b) and Section 8.10(c) except with respect to specific enforcement of the provisions which expressly survive termination of this Agreement in accordance with Section 8.10(a)) shall survive any termination hereof pursuant to Section 7.01. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Company shall not be relieved or released from any liabilities or damages arising out of its Willful and Material Breach of any provision of this Agreement or any other agreement delivered in connection herewith. Notwithstanding anything in this Agreement to the contrary, under no circumstances will the amount payable by Buyer, Equity Investor, the Guarantor or any of their respective Affiliates, whether pursuant to this Agreement or the Guarantee, in connection with or following any termination of this Agreement exceed an amount equal to the sum of (x) the Buyer Termination Payment, plus (y) the Company Recovery Costs, plus (z) the Buyer Expenses (such sum, the “Buyer Liability Limit”). For the avoidance of doubt, (A) the Confidentiality Agreement shall survive the termination of this

Agreement and shall remain in full force and effect in accordance with its terms and (B) the Guarantee (solely to the extent provided for therein) shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms. Notwithstanding anything to the contrary provided in this Agreement, including the foregoing provision of this Section 7.02, nothing shall relieve the Company from liability for Fraud.

Article 8
MISCELLANEOUS

Section 8.01 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person, (ii) on the fifth (5th) Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date sent if sent by e-mail (provided that no transmission failure message is generated), in each case as follows:

if to Buyer, to:

Double Eagle Acquisition Buyer, Inc.
c/o Wynnchurch Capital, L.P.
6250 N. River Road, Suite 10-100
Rosemont, Illinois
Attention:	Greg Gleason, Brian Riordan and Dave Venker
Email:	ggleason@wynnchurch.com; briordan@wynnchurch.com;
dvenker@wynnchurch.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Joshua Kogan, P.C. and Marshall Shaffer, P.C.
Email:	joshua.kogan@kirkland.com; marshall.shaffer@kirkland.com
and to:

Kirkland & Ellis LLP
333 W Wolf Point Plaza
Chicago, IL 60654
Attention:	Katherine B. Kennedy
Email:	kate.kennedy@kirkland.com

if to the Company, to:

Luxfer Holdings PLC
3016 Kansas Avenue
Riverside, CA 92507

Attention:	Janelle Ramos
Email:	janelle.ramos@luxfer.com

with a copy to (which shall not constitute notice):

Fried, Frank, Harris, Shriver and Jacobson LLP
One New York Plaza
New York, NY 10004
Attention:	Christopher Ewan
David McDonald
Email:	christopher.ewan@friedfrank.com;
david.mcdonald@friedfrank.com

Section 8.02 Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except that this Section 8.02 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

Section 8.03 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided, however, that after receipt of the Company Shareholder Approval, if any such amendment or waiver shall by Applicable Law or in accordance with the rules and regulations of NYSE require further approval of the Company Shareholders, the effectiveness of such amendment or waiver shall be subject to the approval of the Company Shareholders.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise expressly provided in this Agreement, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 8.04 Fees and Expenses.

(a) Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

(b) In the event that:

(i) this Agreement is terminated pursuant to Section 7.01(h) (or pursuant to Section 7.01(b) and at the time of such termination, Buyer could have terminated this Agreement pursuant to Section 7.01(h));

(ii) this Agreement is terminated pursuant to Section 7.01(i); or

(iii) this Agreement is terminated by either Buyer or the Company pursuant to Section 7.01(b) or Section 7.01(e), or by Buyer pursuant to Section 7.01(f) and (A) after the date hereof an Acquisition Proposal is made directly to the Company Shareholders or is otherwise publicly disclosed and, in each case of Section 7.01(e) or Section 7.01(f), not withdrawn within five (5) Business Days prior to any other termination pursuant to Section 7.01, and (B) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement in respect of such Acquisition Proposal (whether or not such Acquisition Proposal is subsequently consummated) or an Acquisition Proposal is consummated (in each case, whether or not the Acquisition Proposal referenced in clause (A)); provided, that for purposes of this clause (iii), each reference to “20% or more” or “80% or less” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%” or “50% or less”, respectively; then the Company shall pay to Buyer the Company Termination Payment by wire transfer of same-day funds (x) in the case of Section 8.04(b)(i), within two (2) Business Days after such termination, (y) in the case of Section 8.04(b)(ii), concurrently with the termination of this Agreement pursuant to Section 7.01(i) (or no later than the next Business Day if such termination occurs on a day that is not a Business Day) and (z) in the case of Section 8.04(b)(iii), on the earlier of the date of such definitive Contract or such consummation of such Acquisition Proposal referenced in Section 8.04(b)(iii)(B). For the avoidance of doubt, any payment made by the Company under this Section 8.04(b) shall be payable only once with respect to Section 8.04(b) and not in duplication, even though such payment may be payable under one or more provisions hereof. In the event that Buyer shall receive full payment of the Company Termination Payment pursuant to this Section 8.04(b), the receipt of the Company Termination Payment and the Buyer Recovery Costs shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Buyer or any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and except for the obligations of the Company pursuant to this Section 8.04(b) and Buyer’s right set forth in Section 8.10, the Company shall have no further liability, whether pursuant to a claim at law or in equity, to Buyer or any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination (including for any Willful and Material Breach), and none of Buyer or any of its Affiliates or any other Person shall be entitled to bring or maintain any Proceeding against the Company or any of its Subsidiaries or Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Company Termination Payment and any expenses pursuant to this Section 8.04(b)), any of the transactions contemplated by this Agreement or any matters forming the basis for such termination; provided that if the Company fails to pay the Company Termination Payment when due and Buyer commences a suit which results in a final, non-appealable judgment against the Company for the Company Termination Payment or any portion thereof, then the Company shall pay Buyer its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Company Termination Payment at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding) (the “Buyer Recovery Costs”); provided that in no event shall such cost, expenses and interest exceed $1,000,000 in the aggregate.

(c) In the event that this Agreement is terminated (i) by the Company pursuant to Section 7.01(g) or Section 7.01(j) or (ii) by Buyer pursuant to Section 7.01(b) and at the time of such termination the Company could have terminated this Agreement pursuant to Section 7.01(g) or Section 7.01(j), then, in any such case, Buyer shall pay to the Company the Buyer Termination Payment by wire transfer of same-day funds within three (3) Business Days after such termination. For the avoidance of doubt, any payment made by Buyer under this Section 8.04(c) shall be payable only once with respect to Section 8.04(c) and not in duplication, even though such payment may be payable under one or more provisions hereof. In the event that the Company shall receive full payment of the Buyer Termination Payment pursuant to this Section 8.04(c), the receipt of the Buyer Termination Payment shall be deemed to be liquidated damages and, other than with respect to Buyer’s reimbursement obligations with respect to Buyer Expenses, the sole and exclusive remedy for any and all losses or damages suffered or incurred by the Company or any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination (including for any Willful and Material Breach), and except for the obligations of Buyer pursuant to Section 5.15 and this Section 8.04(c) (collectively, the “Buyer Expenses”), neither Buyer nor any of its Affiliates, financing sources, or any of their respective former, current or future directors, officers, employees, partners, managers, members, equityholders, Affiliates or Representatives (collectively, “Buyer Related Parties”) shall have any further liability, whether pursuant to a claim at law or in equity, to the Company and each of its former, current or future Affiliates, controlling persons, directors, officers, employees, equityholders, managers, agents, Representatives, successors and assigns (collectively, “Company Related Parties”) or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company or any of the Company Related Parties or any other Person shall be entitled to bring or maintain any Proceeding against any Buyer Related Party for damages or any equitable relief arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination (other than equitable relief to require payment of the Buyer Termination Payment and/or any Buyer Expenses); provided that if Buyer fails to pay the Buyer Termination Payment and/or any Buyer Expenses and the Company commences a suit which results in a final, non-appealable judgment against Buyer for the Buyer Termination Payment and/or any Buyer Expenses, or any portions thereof, then Buyer shall pay the Company its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Buyer Termination Payment and/or Buyer Expenses at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding) (the “Company Recovery Costs”); provided that in no event shall such Company Recovery Costs exceed $1,000,000 in the aggregate. Buyer acknowledges and agrees that the Company’s right to receive the Buyer Termination Payment pursuant to this Agreement shall not limit or otherwise affect the Company’s right to seek specific performance solely to the extent provided in Section 8.10 prior to a termination of this Agreement. For the avoidance of doubt, while the Company may pursue both a grant of specific performance prior to the termination of this Agreement, and the payment of the Buyer Termination Payment, if applicable, following a termination of this Agreement, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance to cause the Closing to occur and all or any portion of the Buyer Termination Payment.

(d) If Buyer fails to effect the Closing or otherwise breaches this Agreement or fails to perform hereunder, and in each case the Closing has not occurred, in no event shall the Company or any Company Related Party seek, or permit to be sought, any monetary remedies from any Buyer Related Party in connection with this Agreement or any of the transactions contemplated hereby (including the Financing), other than (without duplication) (x) the obligation of Buyer to pay the Buyer Termination Payment (plus any Company Recovery Costs payable) to the extent provided in Section 8.04(c), (y) to the extent that the Buyer Termination Payment (plus any Company Recovery Costs payable) has not been paid in full by Buyer in accordance with Section 8.04(c), from the Guarantor in accordance with the Guarantee (provided, that in such case, the aggregate amount payable under this Agreement or in connection with the transactions contemplated hereby shall not exceed an amount equal to the portion of the Buyer Termination Payment (plus any Company Recovery Costs payable) that has not already been paid, if any) and (z) any Buyer Expenses to the extent payable pursuant to Section 5.15(f). Nothing in this Section 8.04 shall in any way expand or be deemed to expand the circumstances in which Buyer or any Buyer Related Party may be liable under this Agreement or any of the transactions contemplated hereby (including the Financing).

Section 8.05 VAT and Transfer Taxes.

(a) Where under the terms of this Agreement one party is liable to indemnify or reimburse another party in respect of costs, charges or expenses, the payment shall include an amount equal to any VAT thereon not otherwise recoverable by the other party or the representative member of any VAT group of which it forms part.

(b) The parties anticipate and shall use reasonable commercial endeavours to secure that any Company Termination Payment or any Buyer Termination Payment (each a “Termination Payment”) is not and will not be treated as consideration for a taxable supply for VAT purposes. However, if a Taxing Authority successfully asserts that a Termination Payment is consideration in whole or in part for a taxable supply for VAT purposes then:

(i) if a relevant Taxing Authority successfully asserts that the Termination Payment is consideration for a taxable supply in respect of which the payee is liable to account for VAT then (A) if such VAT is not (or would not be) recoverable by the payer (if paid by the payer) by deduction or refund of input VAT, no additional amount shall be paid by such payee in respect of VAT and the Termination Payment shall be VAT inclusive; or (B) if and to the extent that such VAT is (or is reasonably expected to be) wholly or partly recoverable by the payer by deduction or refund of input VAT, the amount of the Termination Payment shall be increased to take account of such recoverable VAT (but not any irrecoverable VAT, with respect to which (A) shall apply); and

(ii) if under a reverse charge mechanism the Termination Payment is determined by a relevant Taxing Authority to be consideration for a taxable supply in respect of which the payer is liable to account for VAT then, to the extent that any VAT chargeable on the supply is not recoverable by the payer by deduction or refund of input VAT, the amount of the

Termination Payment shall be reduced to take account of such irrecoverable VAT, such that in either case after making any such adjustments the aggregate of (x) the total amount of the Termination Payment paid to the payee, plus (y) any irrecoverable VAT incurred under a reverse charge mechanism by the payer shall be equal to the amount that the Termination Payment would have been in the absence of any VAT.

(c) Such adjusting payment or payments as may be required to give effect to Section 8.05(b) shall be made ten (10) Business Days after the date on which the assertion by the relevant Taxing Authority which results in such payment being required has been communicated to the party required to make the payment (together with such evidence of it as is reasonable in the circumstances to provide and, where Section 8.05(b)(i) applies, together with the provision of a valid VAT invoice) or, if later, (in the case of Section 8.05(b)(i)) ten (10) Business Days after the VAT is recovered or (in the case of Section 8.05(b)(ii)), ten (10) Business Days before VAT is required to be accounted for. References in this Section to the payer and the payee include, where applicable, references to a member of any group of which such entity is a member for VAT purposes.

(d) All transfer, documentary, sales, use, stamp, stamp duty reserve, registration, value-added and other similar Taxes, duties and fees (the “Transfer Taxes”) arising as a result of the entry into or implementation of this Agreement or Scheme Document or incurred in connection with the transactions contemplated by this Agreement (including the transfer of the Company Ordinary Shares, or with respect to any instrument effecting such transfer) shall be timely paid by Buyer. Buyer shall timely prepare and file, at Buyer’s expense (i) all Tax Returns and other documentation with respect to such Transfer Taxes, and (ii) any Tax clearances or consents to mitigate any United Kingdom stamp duty or stamp duty reserve tax in connection with the transactions contemplated by this Agreement (including confirmation from His Majesty’s Revenue & Customs that the Court Order is not subject to United Kingdom stamp duty or stamp duty reserve tax).

Section 8.06 Assignment; Benefit. This Agreement shall not be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party; provided that the rights, interests and obligations of Buyer may be assigned as collateral to any Persons providing the Debt Financing or any agent or collateral trustee for such Persons for the purpose of securing the Debt Financing (or any subsequent financing sources). Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except following the Closing for the provisions of Article 2 concerning payment of the Aggregate Transaction Consideration, Section 5.10, Section 5.15, and Section 8.10(c) which provisions shall inure to the benefit of the Persons or entities benefiting therefrom who shall be third party beneficiaries thereof and who may enforce the covenants contained therein.

Section 8.07 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby (whether based in contract, tort, or otherwise), including the applicable statute of limitations, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of the State of Delaware; provided that, notwithstanding the foregoing, any provisions in this Agreement (w) respecting the implementation, effect and consequence of the Scheme of Arrangement, (x) which expressly reference the Laws of England and Wales or the Companies Act, or (y) which relate to the fiduciary or other duties of any officer or director of the Company, in each case shall be interpreted, construed and governed by and in accordance with the Laws of England and Wales without regard to the conflicts of law rules of England and Wales.

Section 8.08 Jurisdiction. The Parties agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought in the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction or declines to exercise jurisdiction, a federal court sitting in the State of Delaware, or if that court does not have jurisdiction or declines to exercise jurisdiction, the Delaware Superior Court, New Castle County, and any applicable appellate courts relating to any of the foregoing (the “Delaware Courts”). Each Party hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by such courts. Each Party agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 8.01 or in any other manner permitted by law. Notwithstanding the foregoing provisions of this Section 8.08, nothing herein shall prevent the implementation and enforcement of the Scheme of Arrangement before the Court and, to the extent required by Applicable Law, the Court shall have exclusive jurisdiction with respect of such matters.

Section 8.09 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT (INCLUDING ANY EXHIBITS) BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.09.

Section 8.10 Specific Performance.

(a) The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages or other legal remedies would not be an adequate remedy for any such harm. Subject to the terms of this Section 8.10(a), the Parties agree that unless and until this Agreement is terminated in accordance with Section 7.01, (i) the Parties shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 8.08 to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions of this Agreement (other than Buyer’s obligation to effect the Transaction or the Closing, which shall be governed by the next sentence), without bond or other security being required, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement, and without that right, neither the Company nor Buyer would have entered into this Agreement. Notwithstanding anything to the contrary in this Agreement, the Parties further agree that unless and until this Agreement is terminated in accordance with Section 7.01, the Company shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce Buyer’s obligations to effect the Closing on the terms and conditions set forth herein in the event that (A) the conditions set forth in Section 6.01 and Section 6.02 (other than those conditions that by their nature are to be satisfied at the Closing; provided that each such condition is then capable of being satisfied at a Closing on such date) have been satisfied or waived, (B) the Debt Financing is available to be funded at the Closing and has been funded or will be funded if the Equity Financing is funded at the Closing, (C) Buyer is required to consummate the Closing pursuant to Section 1.02, (D) the Company stands ready, willing and able to consummate the transactions contemplated by this Agreement on that date and the Company has irrevocably notified Buyer in writing at or prior to such date that (x) the Company stands ready, willing and able to consummate the Transaction on that date, and if specific performance is granted and the Financing is funded, the Closing will so occur on the terms and conditions set forth in this Agreement and (y) all of the conditions set forth in Section 6.01 and Section 6.02 (other than those conditions that by their nature are to be satisfied at the Closing; provided that each such condition would have then been capable of being satisfied as of such date), and (E) Buyer fails to consummate the Closing within three (3) Business Days (or, if earlier, the Business Day immediately preceding the End Date) of the date of delivery of the written notification by the Company contemplated in clause (D) (such clauses (A), (B), (C), (D) and (E), together, the “Specific Performance Conditions”). Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other Party has an adequate remedy at law or that any such injunction or award of specific performance or other equitable relief is not an appropriate remedy for any reason; provided that solely with respect to the equitable remedy to specifically enforce Buyer’s obligation to effect the Closing, Buyer may oppose the granting of specific performance only on the basis that one of the Specific Performance Conditions has not been satisfied. The Parties further agree that (x) following the Company’s termination of this Agreement in accordance with Section 7.01, the Company shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 8.08 to enforce specifically Buyer’s surviving obligations herein, including with respect to the payment of monetary damages under Section 7.02 or the payments to which the Company is entitled under Section 8.04(c), and (y) following Buyer’s termination of this Agreement in accordance with Section 7.01, Buyer shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 8.08 to enforce specifically the Company’s surviving obligations herein, including with respect to the payment of monetary damages under Section 7.02 or the payments to which Buyer is entitled under Section 8.04(b); provided that the Parties acknowledge and agree that, while the Company may pursue a grant of specific performance prior to the termination of this Agreement, following a termination of this Agreement and the Buyer Termination Payment has been paid or is payable pursuant to Section 8.04(c), under no circumstances shall the Company be permitted or entitled to seek a grant of specific performance to cause the Closing to occur.

(b) The Parties further agree that subject to the terms, limitations and conditions set forth in this Agreement (including Section 8.04(c)), (i) by seeking the remedies provided for in this Section 8.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including for breach of any of the provisions of this Agreement or in connection with a termination of this Agreement or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 8.10 shall require any Party to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 8.10 prior or as a condition to exercising any termination right under Article 7 (and pursuing damages after such termination), nor shall the commencement of any Proceeding pursuant to this Section 8.10 or anything set forth in this Section 8.10 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement that may be available at any time.

(c) In no event shall the Company seek or permit to be sought on behalf of the Company any monetary damages of any kind, including consequential, indirect, or punitive damages, from any officer, director, agent or employee of Buyer, any direct or indirect holder of any equity interests or securities of Buyer or any direct or indirect director, officer, employee, partner, Affiliate, member, controlling Person or Representative of any of the foregoing, in connection with this Agreement or the transactions contemplated by this Agreement (other than as expressly provided by and subject to the terms of the Equity Commitment Letter and the Guarantee, which the Company may enforce directly in accordance with their respective terms). Except for the liabilities and obligations of the parties to the Equity Commitment Letter, the Debt Commitment Letter, the Guarantee, the Company Transaction Documents and the other Buyer Transaction Documents under any of the foregoing Contracts to which they are parties and except for claims for fraud, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the transactions contemplated by this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as the parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative or assignee of any of the foregoing and the Equity Investor and Debt Financing Sources (collectively, the “Non-Recourse Party”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the transactions contemplated by this Agreement or based on, in respect of, or by reason of this Agreement or the transactions contemplated by this Agreement or the negotiation, execution, performance, or breach of this Agreement (other than, in each case, the liabilities and obligations of the parties to the Equity Commitment Letter, the Debt Commitment Letter, the Guarantee, the Company Transaction Documents and the other Buyer Transaction Documents under any of the foregoing Contracts to which they are expressly identified as parties), and, to the maximum extent permitted by Applicable Law, each Contracting Party, on behalf of itself and its Affiliates, hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Non-Recourse Party. Without limiting the foregoing, to the maximum extent permitted by Applicable Law, except as provided in the Equity Commitment Letter, the Debt Commitment Letter, the Guarantee, the Company Transaction Documents and the other Buyer Transaction Documents, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impute or extend the liability of a Contracting Party to any Non-Recourse Party, whether based on statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Non-Recourse Party with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Subject to the terms of the Equity Commitment Letter, in connection with a valid Order requiring Buyer to specifically perform the Closing of the Transaction under this Agreement, only the Company may enforce the terms of the Equity Commitment Letter in accordance with their terms. Notwithstanding the foregoing provisions of this Section 8.10(c) and any other provision of this Agreement to the contrary, only the Company may enforce the terms and conditions of the Guarantee directly against the applicable Guarantor (without being required to cause or direct Buyer to do so).

(d) Notwithstanding anything herein to the contrary and for the avoidance of doubt, nothing in this Section 8.10 nor Section 8.04 shall limit in any way any fraud remedies or the remedies of the parties under the Confidentiality Agreement.

Section 8.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such a determination, the Parties agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner, in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 8.12 Entire Agreement; No Reliance; Access to Information.

(a) This Agreement, the Confidentiality Agreement, the exhibits and schedules to this Agreement, the Company Disclosure Schedule, the Voting Agreements, the Financing Commitment Letters and the Guarantee constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the Parties with respect thereto. In the event of any inconsistency or conflict between the provisions of this Agreement and the Scheme of Arrangement, the provisions of this Agreement shall prevail and govern.

(b) Buyer agrees that, except for the representations and warranties contained in Article 3 of this Agreement and the representations and warranties of the Company contained in any Company Transaction Document, including the certificate contemplated by Section 6.02(c), the Company makes no other representations or warranties and hereby disclaims any other representations or warranties made by itself or any of its Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated by this Agreement, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the parties in this Agreement and the Company Transaction Documents, Buyer agrees that none of the Company or any of its Subsidiaries makes or has made any representation or warranty with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to it, or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to it, including the information in the electronic data room of the Company, with respect to the Company or any of its Subsidiaries or the business, operations or affairs of the Company or any of its Subsidiaries, except to the extent and as expressly covered by a representation and warranty made in Article 3 of this Agreement.

(c) Buyer acknowledges and agrees that it (i) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (ii) has had reasonable access to (A) the books and records of the Company and its Subsidiaries and (B) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (iii) has been afforded the opportunity to ask questions of and received answers from officers of the Company and (iv) has conducted its own investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company contained in Article 3 of this Agreement and the representations and warranties contained in any Company Transaction Document, including the certificate contemplated by Section 6.02(c). Buyer hereby acknowledges that there are uncertainties inherent in attempting to develop estimates, projections, forecasts, business plans and other forward-looking information with which Buyer is familiar, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information) and, for the avoidance of doubt, that Buyer will have no claim against the Company or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

(d) The Company agrees that, except for the representations and warranties contained in Article 4 of this Agreement and the representations and warranties of Buyer contained in any Buyer Transaction Document, including the certificate contemplated by Section 6.03(c), Buyer makes no other representations or warranties and hereby disclaims any other representations or warranties made by itself or any of its Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated by this Agreement, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing.

Section 8.13 Rules of Construction. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

Section 8.14 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Party. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by electronic mail in PDF form, or by any other electronic means (including DocuSign) designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 8.15 Certain Definitions.

(a) As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement to which the Company or any of its Subsidiaries is a party containing terms not less restrictive in any material respect in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement (it being agreed that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of any Acquisition Proposal) and that was entered into in compliance with this Agreement and does not contain terms that prohibit compliance in any respect with this Agreement; provided, however, that such confidentiality agreement must contain provisions that permit the Company to comply with the provisions of Article 5.

“Acquisition Proposal” means any bona fide offer or proposal from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party, directly or indirectly, of 20% or more of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning 20% or more of any class of outstanding voting or equity securities of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iv) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company, pursuant to which the shareholders of the Company immediately preceding such transaction hold 80% or less of the equity interests or voting power in the surviving or resulting entity of such transaction, (v) any acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) which constitutes 20% or more of the consolidated assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole or (vi) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided, that in no event shall the Buyer or any of its Subsidiaries be considered an Affiliate of any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Wynnchurch, nor shall any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Wynnchurch be considered to be an Affiliate of the Buyer or any of its Subsidiaries. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Transaction Consideration” means the sum of the aggregate per share Consideration, plus the aggregate Option Cash Amounts, plus the aggregate RSU Award Payments, plus the aggregate PSU Award Payments.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act of 1914 and all other applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

“Applicable Law” means, with respect to any Person, any Law that is binding upon and applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or London, England are authorized or required by Applicable Law to close or, in the case of London, England, are customarily closed for normal banking business.

“Buyer Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that, individually or in the aggregate, materially impairs, materially delays or prevents, or would reasonably be expected to materially impair, materially delay or prevent, Buyer’s ability to timely consummate the transactions contemplated hereby, including the Transaction, in each case, by the End Date.

“Buyer Termination Payment” means an amount equal to $32,250,000.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies Act” means the United Kingdom Companies Act 2006, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of March 29, 2026 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the quarterly period ended March 29, 2026.

“Company Balance Sheet Date” means March 30, 2026.

“Company Board” means the Board of Directors of the Company.

“Company Credit Facilities” means (a) the Multicurrency Revolving Facility Agreement, dated as of July 15, 2025 by and among the Company and the parties named therein, and (b) that certain Amended and Restated Note Purchase Agreement and Private Shelf Agreement dated as of October 26, 2021 by and among the Company and the parties named therein.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company and delivered to Buyer prior to or simultaneously with the execution of this Agreement.

“Company EIP” means the Company’s Amended and Restated Non-Executive Directors Equity Incentive Plan (as amended and restated as of June 8, 2022).

“Company Employee Plan” means (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) each employment, individual consulting, severance, change in control, retention, termination, or similar contract, plan, program, arrangement, agreement or policy and (iii) each other plan, arrangement, contract, program, agreement or policy providing for compensation (including variable cash compensation and sales commissions), bonuses, profit-sharing, share option or other share-related rights (including restricted share units, restricted shares, and share purchase rights) or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, supplemental unemployment benefits, severance benefits and post-employment or retirement or other benefits (including compensation, pension, health, medical or life insurance benefits), other than any such contract, plan, arrangement or policy that is terminable “at will” (or following a notice period imposed by Applicable Law) without any contractual obligation on the part of the Company to make any severance, termination, change in control, or similar payment, and other than any such contract, plan, arrangement or policy that is statutorily mandated and maintained by a Governmental Authority, which, in each case of clauses (i) through (iii), is maintained, sponsored, administered or contributed to by the Company or any of its Subsidiaries, including for the benefit of any current or former employees, directors or consultants of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability (contingent or otherwise). For the avoidance of doubt, “Company Employee Plan” includes the UK DB Plan.

“Company ESPP” means the Company’s Employee Stock Purchase Plan (as adopted as on March 27, 2014).

“Company GM” means the general meeting of the Company Shareholders (and any adjournment or postponement thereof) to be convened in connection with the Scheme of Arrangement, expected to be convened as promptly as reasonably practicable after the Scheme Meeting shall have been concluded or adjourned or postponed (it being understood that if the Scheme Meeting is adjourned or postponed, the Company GM shall be correspondingly adjourned or postponed).

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries (whether or not it is used by the Company and its Subsidiaries in the business of the Company and its Subsidiaries as of the date hereof).

“Company LTIP” means the Company’s Long-Term Umbrella Incentive Plan (as amended and restated as of June 8, 2022).

“Company Material Adverse Effect” means any event, change, fact, condition, circumstance or occurrence that, when considered either individually or in the aggregate together with all other events, changes, facts, conditions, circumstances or occurrences, has had, or would reasonably be expected to have, a material adverse effect (i) on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) individually or in the aggregate, materially impairs, materially delays or prevents, or would reasonably be expected to materially impair, materially delay or prevent, the Company from consummating the Transaction by the End Date (as the same may be extended hereunder); provided, however, that with respect to clause (i) none of the following (alone or in combination) shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(A) the negotiation, execution, announcement or performance of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the impact on the relationship of the Company and its Subsidiaries with their respective investors, contractors, employees, lenders, customers, partners, suppliers, vendors, Governmental Authorities or other Third Parties resulting therefrom) (provided that this clause (A) shall not apply to any representations and warranties set forth in Section 3.03 or Section 3.04 or the conditions set forth in Section 6.02(a) to the extent related thereto);

(B) the identity of, or any facts or circumstances related to, Buyer or any of its Affiliates as the acquiror of the Company;

(C) changes in general economic, regulatory or political conditions, or the capital, credit, banking, debt, financial or currency markets, in the United States or elsewhere in the world,

or changes therein, including changes in interest or exchange rates or any suspension of trading in securities on any securities exchange or other market;

(D) changes in general conditions in any industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world in which the Company and its Subsidiaries operate;

(E) any changes in GAAP or other accounting standards (or any authoritative interpretation or enforcement thereof) after the date hereof;

(F) any changes in Applicable Law (or any authoritative interpretation or enforcement thereof) after the date hereof, including the adoption, implementation, repeal, modification, or authoritative reinterpretation of any Applicable Law (or any authoritative interpretation thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby;

(G) any outbreak, continuation or escalation of acts of terrorism (including international trade related matters and matters related to tariffs), hostilities, sabotage or war (whether or not declared and whether or not political in nature), hurricanes, volcanoes, tornados, floods, earthquakes, tsunamis, mudslides, weather-related events, epidemics, pandemics, plagues, other outbreaks of illness or public health events, fires or natural or man-made disaster or act of God, including any worsening of such conditions existing as of the date hereof;

(H) the taking of any actions specifically required to be taken (other than the requirement that the Company and its Subsidiaries use reasonable best efforts to operate in the ordinary course), or the failure to take any action, specifically restricted or prohibited by this Agreement, or the taking of any action, or failure to take any action, by Buyer or any of its Affiliates, or as specifically directed by Buyer or with its prior written consent;

(I) any Transaction Litigation; or

(J) any failure by the Company to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow, cash position or any other financial or performance measures (whether made by the Company or any Third Parties), any change in the Company’s credit ratings, or any change in the price or trading volume of Company Ordinary Shares (it being understood that the underlying causes of such failures or changes in this clause (J) may be taken into account in determining whether a Company Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition).

provided that in the case of clauses (C), (D), (E), (F) and (G), such effect may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

“Company Share Plan” means the Company LTIP and the Company EIP.

“Company Shareholder” means a holder of Company Ordinary Shares from time to time.

“Company Shareholder Approval” means (i) the approval of the Scheme of Arrangement by a resolution of a majority in number of the Company Shareholders representing three-quarters (75%) or more of the votes cast by those Company Shareholders who (being entitled to do so) vote in person or by proxy at the Scheme Meeting (or at any adjournment or postponement of such meeting) and (ii) the approval of the Company Shareholder Resolutions by the requisite majority of the Company Shareholders at the Company GM (or at any adjournment or postponement of such meeting).

“Company Shareholder Resolutions” means the resolutions to alter the Company Articles of Association and such other matters as may be necessary to facilitate the implementation of the Transaction and/or the Scheme of Arrangement.

“Company SIP” means the Company’s Share Incentive Plan, as amended.

“Company Termination Payment” means an amount equal to $18,000,000.

“Contract” means any legally binding contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, offer or other instrument, obligation, arrangement or understanding of any kind.

“Debt Financing Sources Related Parties” means the Debt Financing Sources, together with their Affiliates and such lenders’ or Affiliates’ former, current and future equityholders, officers, directors, employees, attorneys, partners (general or limited), trustees, controlling parties, advisors, members, managers, accountants, consultants, investment bankers, agents, representatives and funding sources, in each case, directly involved in the Debt Financing, and their respective successors and assigns.

“Debt Financing Sources” shall mean each Person (including, without limitation, each agent and arranger, but excluding Buyer and its Affiliates) that has committed to provide the Debt Financing in connection with the transactions contemplated hereby.

“Deutsche Bank” means Deutsche Bank Securities Inc.

“Environmental Law” means any Applicable Law concerning pollution, protection of the environment, or public or worker health or safety (to the extent relating to exposure to any Hazardous Substance), including any such Applicable Law relating to the manufacture, handling, transport, use, treatment, storage, disposal or release of, or exposure to, any Hazardous Substance.

“Environmental Permits” means any Governmental Authorizations issued under any Environmental Law.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“Ex-Im Laws” means applicable Laws, rules and regulations relating to export, re-export, transfer or import controls (including the Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import Laws administered by U.S. Customs and Border Protection).

“Foreign Employee Plan” means any Company Employee Plan that is maintained pursuant to or is subject to the laws of a country other than the United States, excluding any benefit plan maintained by a Governmental Authority that is mandated or pursuant to which the Company or its Subsidiaries is required to contribute, in either case, under Applicable Law. For the avoidance of doubt, “Foreign Employee Plan” includes the UK DB Plan.

“Foreign Investment Laws” means any Applicable Law intended to screen, prohibit or regulate foreign investments on public interest or national security grounds.

“Fraud” means with respect to any party, the making of a statement of fact in the express representations and warranties set forth in Articles 3 and 4 of this Agreement with the specific intent to deceive another party and requires (a) a false representation of material fact, (b) actual knowledge that such representation is false, (c) the specific intention to induce the party to whom such representation is made to act or refrain from acting in reliance upon it, (d) causing that party, in justifiable reliance upon such false representation and without any knowledge of its falsity, to take or refrain from taking action and (e) causing such party to suffer damage by reason of such reliance. For the avoidance of doubt, Fraud shall not include equitable fraud, promissory fraud, constructive fraud, or any other tort (including fraud) based on negligence or recklessness.

“GAAP” means generally accepted accounting principles in the United States.

“Government Bid” means any quotation, offer, bid, or proposal made by the Company or any of its Subsidiaries that, if accepted or awarded, would result in or lead to a Government Contract.

“Government Contract” means any Contract between the Company or any of its Subsidiaries, on the one hand, and (a) any Governmental Authority, (b) any Person acting in the capacity of a prime contractor to a Governmental Authority, or (c) any higher-tier contractor with respect to any contract described in clause (a) or (b), on the other hand, in effect as of the Closing Date. Unless otherwise indicated, a task, purchase, or delivery order, in each case, issued under a Government Contract shall not constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract under which it was issued.

“Governmental Authority” means (i) any government or any state, department, local authority or other political subdivision thereof, or (ii) any governmental or quasi-governmental body, agency, authority (including any central bank, Taxing Authority or trans-governmental or supranational entity or authority), minister or instrumentality (including any court or tribunal or public or private arbitrator or arbitral body) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits, certificates, registrations, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.

“Hazardous Substance” means any substance, material or waste that is listed, classified, characterized, defined or otherwise regulated under or pursuant to any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive,” or words of similar meaning, for which liability or standards of conduct are imposed under Environmental Law, or the exposure to which is prohibited, limited or otherwise regulated under Environmental Law, including petroleum and its by-products, petroleum-derived products, asbestos or asbestos-containing materials, lead or lead-containing paint, toxic mold, radiation, per- or polyfluoroalkyl substances and polychlorinated biphenyls.

“Incidental License” means, to the extent entered into in the ordinary course of business, a (i) Contract with a current or former employee or independent contractor entered into in connection with the engagement of that Person, which Contract includes a license from that Person to use Intellectual Property owned or sublicensable by that Person, (ii) Contract to the extent to which any Intellectual Property is non-exclusively licensed to a contractor or vendor solely for the benefit of the licensor and its Affiliates, (iii) non-exclusive license granted in the ordinary course of business in connection with the sale or provision of goods or services in connection with the use thereof, (iv) license of, or subscription to, generally commercially available third party software (whether in object code, source code, or as software-as-a-service) for an annual license fee of no more than $500,000, (v) Contract to the extent containing a non-exclusive license that is merely incidental to the transaction contemplated in such Contract, the commercial purpose of which is primarily for something other than such license, such as: (A) a sales or marketing Contract to the extent including such an incidental license to use the trademarks of either party thereto for the purposes of advertising or marketing; (B) a Contract to purchase or lease equipment, such as a photocopier, computer, or mobile phone, to the extent also containing such an Intellectual Property license; or (C) a nondisclosure Contract entered into in the ordinary course of business to the extent containing such a license.

“Indebtedness” means, as to the Company and its Subsidiaries, without duplication, all (i) indebtedness of the Company or any of its Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (ii) obligations of the Company or any of its Subsidiaries evidenced by bonds, notes or debentures, (iii) indebtedness of the Company and its Subsidiaries evidenced by letters of credit to the extent drawn and not cash collateralized, (iv) obligations of the Company or any of its Subsidiaries under leases required to be capitalized under GAAP (but excluding the effects of Financial Accounting Standards Board Accounting Standard Codification 842), (v) obligations of the Company or any of its Subsidiaries in respect of interest rate, currency obligation or commodity swaps and hedging arrangements, in each case, calculated as if the applicable swap or hedging arrangement was terminated at the Effective Time, and (vi) obligations of the Company or any of its Subsidiaries to guarantee the types of payment obligations set forth in clauses (i) through (v) above on behalf of any Person other than the Company or its Subsidiaries; provided that, notwithstanding the foregoing or anything else to the contrary in this Agreement and for clarification, Indebtedness shall not include (A) any letters of credit to the extent not drawn (or otherwise cash collateralized), (B) surety bonds, performance bonds or other bonds to the extent not drawn (or otherwise cash collateralized), (C) any intercompany indebtedness among the Company and its Subsidiaries (including between Subsidiaries), (D) any prepaid amounts, customer deposits or deferred revenue, (E) trade payables or other current liabilities in the ordinary course of business, (F) obligations under operating leases, (G) any fees, costs and expenses to the extent incurred by or at the written direction of Buyer relating to Buyer’s or any of its Affiliates’ financing (including, without limitation, any Financing) for the transactions contemplated by this Agreement or any other liabilities or obligations incurred by Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement or otherwise, (H) short-term deferred revenues, (I) deferred rent arising in the ordinary course or (J) any fees, costs and expenses incurred pursuant to Section 5.19.

“Intellectual Property” means all of the following and all rights therein and thereto: (a) patents and patent applications, and similar or equivalent rights in inventions; (b) trademarks, trade names, service marks, trade dress and other designations of origin, together with the goodwill associated therewith; (c) trade secrets, know-how, methods, processes, and techniques, and other confidential or proprietary business information, in each case, including any that derive independent economic value, whether actual or potential, from not being known to other persons; (d) copyrights and any other rights in works of authorship (including software) and any related rights of authors; (e) internet domain names and social media accounts and handles; (f) computer programs, operating systems, applications, firmware and other code and software, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof; and (g) applications for, registrations of, and divisionals, continuations, continuations-in-part, reissuances, renewals, extensions, restorations and reversions of any of the foregoing (as applicable); and (h) all other intellectual property rights in any jurisdiction worldwide, in each case of clauses (a)-(h), including as protectable by Applicable Law.

“Knowledge of Buyer” means the actual knowledge after reasonable inquiry of direct reports of the individuals identified in Section 8.15(a) of the Company Disclosure Schedule.

“Knowledge of the Company” means the actual knowledge after reasonable inquiry of direct reports of each of the individuals identified in Section 8.15(b) of the Company Disclosure Schedule.

“Law” means any international, federal, state, local or foreign law (including common law), act, code, statute, ordinance, rule, regulation, convention, treaty, judgment, Order, directive, adjudication or agency requirement of any Governmental Authority.

“Made Available” means that such information, document or material was: (i) publicly available on the SEC EDGAR database prior to the execution of this Agreement or (ii) made available at least twenty-four (24) hours prior to the execution of this Agreement for review by Buyer or Buyer’s Representatives in the virtual data room maintained by or on behalf of the Company via Datasite in connection with the transactions contemplated by this Agreement.

“Order” means, with respect to any Person, any award, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator of competent jurisdiction or settlement or similar agreement with a Governmental Authority that is binding upon or applicable to such Person or its property.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes, assessments, utilities or other governmental charges or levies that are (A) not yet due and payable (or are due and payable without penalty) or (B) being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been provided in accordance with GAAP, (iii) the interests of lessors and sublessors of any leased properties and other statutory Liens in favor of lessors and sublessors, (iv) easements, rights of way and other imperfections of title or encumbrances with respect to real property that do not materially interfere with the present use of, or materially detract from the value of, the real property related thereto, (v) requirements and restrictions of zoning, building and other laws which are not violated by the current use or occupancy of such property, (vi) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, pension programs and similar obligations, (vii) mechanics’, carriers’, workmen’s, repairmen’s or other like liens or other similar encumbrances arising or incurred in the ordinary course of business that do not materially interfere with the present use of, or materially detract from the value of, the property related thereto and do not reflect payments that are past due, (viii) nonexclusive licenses and sublicenses of Intellectual Property granted in the ordinary course of business by the Company or any of its Subsidiaries, (ix) except with respect to Intellectual Property, Liens that do not materially adversely affect the use of or impair the value of the asset or property subject to such Liens, (x) except with respect to Intellectual Property, any Liens incurred in the ordinary course of business since the date of the Company Balance Sheet, (xi) Liens that would be discharged or released at or prior to the Closing, (xii) any Lien securing capital lease obligations or purchase money debt, and (xiii) Liens provided by operation of law for amounts not yet delinquent.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization or Governmental Authority, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Information” means any information that identifies a natural Person or that is considered “personally identifiable information,” “nonpublic personal information,” “personal information,” or “personal data” under applicable privacy or data protection Laws.

“Privacy Requirement” means collectively, all of the following to the extent relating to Processing of Personal Information or otherwise relating to data privacy, data security, or security breach notification requirements: (i) the Company’s or its Subsidiaries’ own published or public rules, policies and procedures; (ii) Applicable Laws; (iii) binding industry standards applicable to the Company or any of its Subsidiaries, including the Payment Card Industry Data Security Standard (PCI-DSS); and (iv) Contracts into which the Company or any of its Subsidiaries has entered or by which it is otherwise legally bound.

“Proceeding” means any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), charge, complaint, hearing, audit, examination or investigation commenced, brought, conducted or heard by or before any court, tribunal or any other Governmental Authority or any public or private arbitrator or arbitration panel.

“Processing” means any operation performed on Personal Information, including the collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction of Personal Information.

“Representatives” means, with respect to any Person, the directors, officers, employees, advisors, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting solely in such capacity.

“Required Financial Information” means all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries as may be reasonably requested by Buyer (or the Debt Financing Sources) to the extent that such information is required or reasonably necessary in connection with the financing contemplated by the Debt Commitment Letter.

“Sanctioned Person” means any Person who is the target of Sanctions, including by virtue of being (a) listed on any Sanctions-related list of designated or blocked persons; (b) a Governmental Authority of, resident in, or organized under the Laws of a country or territory that is the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, and the Crimea region and so-called Donetsk People’s Republic and Luhansk People’s Republic (each a “Sanctioned Country”)); or (c) 50% or more owned or controlled by any of the foregoing.

“Sanctions” means trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures, including those administered, enacted or enforced by (a) the United States (including the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations or (d) His Majesty’s Treasury.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“Scheme Meeting” means such meeting(s) of the Company Shareholders as the Court may direct in relation to the Scheme of Arrangement.

“Scheme of Arrangement” means the proposed scheme of arrangement between the Company and the Company Shareholders under Part 26 of the Companies Act to effect the Transaction pursuant to this Agreement in all material respects in the form set out in Exhibit A, subject to any amendment thereof that the Parties agree in accordance with Section 5.04(d).

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal the Company Board or any duly authorized committee thereof determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel), taking into account such factors the Company Board considers appropriate, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal, would, (a) if consummated in accordance with its terms, result in a transaction that is more favorable from a financial point of view to the Company Shareholders than the Transaction (including any revisions to the terms of this Agreement, the Guarantee and the Financing Commitment Letters proposed by Buyer in writing prior to the time of such determination), (b) is fully financed or reasonably capable of being fully financed and (c) the conditions to the consummation of which are all reasonably capable of being satisfied; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” or “less than 80%” shall be deemed to be references to “more than 50%” or “50% or less”, respectively.

“Tax” means any tax of any kind whatsoever, together with any interest, penalty, or addition to tax.

“Tax Return” means any report, return, or form, required to be filed with a Taxing Authority, including information returns and any document accompanying payments of estimated Taxes.

“Taxing Authority” means any Governmental Authority responsible for the collection, imposition or administration of any Tax.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Buyer or any of its Affiliates or Representatives.

“Transaction Litigation” means any claim, demand or Proceeding (including any class action or derivative litigation) asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board or any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to this Agreement, the Transaction or any related transaction (including any such claim, demand or Proceeding based on allegations that the Company’s entry into this Agreement or the terms and conditions of this Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Company Board, any member of the board of directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury and the Internal Revenue Service.

“UK DB Plan” means the Luxfer Group Pension Plan and the Luxfer Group Supplementary Pension Plan.

“U.S. Employee Plan” means any Company Employee Plan that is maintained pursuant to or is subject to the laws of the United States.

“VAT” means (i) within the UK, any value added tax imposed by Value Added Tax Act 1994 and any related secondaries legislation, (ii) within the European Union, such taxation as may be levied in accordance with (but subject to derogations from) EU Directive 2006/112/EC, and

(iii) any other tax of a similar nature (including sales tax, use tax, consumption tax and goods and services tax), whether imposed in the UK or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in clauses (i) or (ii) above, or elsewhere.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Applicable Laws.

“Willful and Material Breach” means a material breach of this Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such act, or the failure to cure such breach, would cause or constitute such material breach.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Acceptable Confidentiality Agreement	Section 8.15(a)
Acquisition Proposal	Section 8.15(a)
Adverse Recommendation Change	Section 5.03(a)
Affiliate	Section 8.15(a)
Aggregate Transaction Consideration	Section 8.15(a)
Agreement	Recitals
Alternative Financing	Section 5.15(b)
Anti-Corruption Laws	Section 3.13(a)
Antitrust Laws	Section 8.15(a)
Applicable Law	Section 8.15(a)
Book-Entry Shares	Section 2.02(a)(ii)
Business Day	Section 8.15(a)
Buyer	Recitals
Buyer Benefit Plans	Section 5.07(b)
Buyer Expenses	Section 8.04(c)
Buyer Liability Limit	Section 7.02
Buyer Material Adverse Effect	Section 8.15(a)
Buyer Recovery Costs	Section 8.04(b)
Buyer Related Parties	Section 8.04(c)
Buyer Termination Payment	Section 8.15(a)
Buyer Transaction Documents	Section 4.02
Capitalization Date	Section 3.05(a)
Certificates	Section 2.02(a)(ii)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 8.15(a)
Companies Act	Section 8.15(a)
Company	Recitals
Company Articles of Association	Section 3.01
Company Balance Sheet	Section 8.15(a)
Company Balance Sheet Date	Section 8.15(a)
Company Board	Section 8.15(a)

Company Credit Facilities	Section 8.15(a)
Company Disclosure Schedule	Section 8.15(a)
Company Employee Plan	Section 8.15(a)
Company Equity Awards	Section 2.03(a)(iv)
Company EIP	Section 8.15(a)
Company ESPP	Section 8.15(a)
Company GM	Section 8.15(a)
Company Intellectual Property	Section 8.15(a)
Company Leased Real Property	Section 3.21(b)
Company LTIP	Section 8.15(a)
Company Material Adverse Effect	Section 8.15(a)
Company Ordinary Shares	Section 3.05(a)
Company PSU Award	Section 2.03(a)(iv)
Company Recommendation	Section 3.02(b)
Company Recovery Costs	Section 8.04(c)
Company Related Parties	Section 8.04(c)
Company RSU Award	Section 2.03(a)(iii)
Company SEC Documents	Section 3.07(a)
Company Securities	Section 3.05(c)
Company Share Option	Section 2.03(a)(i)
Company Share Plan	Section 8.15(a)
Company Shareholder	Section 8.15(a)
Company Shareholder Approval	Section 8.15(a)
Company Shareholder Resolutions	Section 8.15(a)
Company SIP	Section 8.15(a)
Company Termination Payment	Section 8.15(a)
Company Transaction Documents	Section 3.02(a)
Confidentiality Agreement	Section 5.16
Consideration	Section 1.01
Continuing Employee	Section 5.07(a)
Contract	Section 8.15(a)
Contracting Parties	Section 8.10(c)
Court	Section 1.03
Court Documentation	Section 5.04(a)(v)
Court Order	Section 1.03
Credit Facilities Termination	Section 5.19
Current ESPP Offering Period	Section 2.03(c)
Current Premium	Section 5.10(a)
Current SIP Accumulation Period	Section 2.03(d)
Debt Commitment Letter	Section 4.08
Debt Financing	Section 4.08
Debt Financing Documents	Section 5.15(a)
Debt Financing Sources Related Parties	Section 8.15(a)
Debt Financing Sources	Section 8.15(a)
Delaware Courts	Section 8.08
Deutsche Bank	Section 8.15(a)

Divestiture Action	Section 5.11(d)
DOJ	Section 5.11(b)
Earned RSUs	Section 2.03(a)(iv)
Earned Shares	Section 2.03(a)(ii)
Effective Time	Section 1.03
End Date	Section 7.01(b)
Enforceability Exceptions	Section 3.02(a)
Environmental Law	Section 8.15(a)
Environmental Permits	Section 8.15(a)
Equity Commitment Letter	Recitals
Equity Financing	Section 4.08
Equity Investor	Recitals
ERISA	Section 8.15(a)
ERISA Affiliate	Section 8.15(a)
Exchange Act	Section 3.03
Exchange Agent	Section 2.02(a)(i)
Exchange Agent Agreement	Section 2.02(a)(i)
Exchange Fund	Section 2.02(a)(i)
Excluded Benefits	Section 5.07(a)
Ex-Im Laws	Section 8.15(a)
Financing	Section 4.08
Financing Amounts	Section 4.08
Financing Commitment Letters	Section 4.08
Foreign Employee Plan	Section 8.15(a)
Foreign Investment Laws	Section 3.03
Forms of Proxy	Section 5.04(a)(v)
FTC	Section 5.11(b)
GAAP	Section 8.15(a)
Government Bid	Section 8.15(a)
Government Contract	Section 8.15(a)
Governmental Authority	Section 8.15(a)
Governmental Authorizations	Section 8.15(a)
Guarantee	Recitals
Guarantor	Recitals
Hazardous Substance	Section 8.15(a)
HSR Act	Section 3.03
Incidental License	Section 8.15(a)
Indebtedness	Section 8.15(a)
Indemnified Party	Section 5.10(b)
Indemnified Party Proceeding	Section 5.10(b)
Intellectual Property	Section 8.15(a)
Interested Party Transaction	Section 3.14(a)(xi)
Internal Controls	Section 3.08(b)
Intervening Event	Section 5.03(b)
IT Systems	Section 3.20(g)
Knowledge of Buyer	Section 8.15(a)

Knowledge of the Company	Section 8.15(a)
Labor Agreement	Section 3.17(b)
Law	Section 8.15(a)
Lien	Section 3.04
Made Available	Section 8.15(a)
Material Contract	Section 3.14(b)
Non-Recourse Party	Section 8.10(c)
Notice of Intervening Event	Section 5.03(b)(iii)(A)
Notice of Superior Proposal	Section 5.03(b)(ii)(A)
NYSE	Section 3.03
Option Cash Amounts	Section 2.03(a)(ii)
Order	Section 8.15(a)
Other Tail Premium	Section 5.10(a)
Owned Real Property	Section 3.21(a)
Parties	Recitals
Payoff Letters	Section 5.19
PBGC	Section 3.16(m)
Permitted Liens	Section 8.15(a)
Person	Section 8.15(a)
Personal Information	Section 8.15(a)
Privacy Requirement	Section 8.15(a)
Proceeding	Section 8.15(a)
Processing	Section 8.15(a)
Proscribed Recipient	Section 3.13(a)
Proxy Statement	Section 5.04(e)
PSU Award Payments	Section 2.03(a)(iv)
Recent SEC Reports	Article 3
Representatives	Section 8.15(a)
Required Financial Information	Section 8.15(a)
RSU Award Payments	Section 2.03(a)(iii)
RSUs	Section 2.03(a)(iii)
Sanctioned Person	Section 8.15(a)
Sanctions	Section 8.15(a)
Sanctioned Country	Section 8.15(a)
Sarbanes-Oxley Act	Section 8.15(a)
Scheme Document	Section 5.04(a)(i)
Scheme Meeting	Section 8.15(a)
Scheme of Arrangement	Section 8.15(a)
Scheme Supplemental Document	Section 5.04(a)(v)
Securities Act	Section 3.03
Solvent	Section 4.09
Specific Performance Conditions	Section 8.10(a)
Subsidiary	Section 8.15(a)
Superior Proposal	Section 8.15(a)
Tax	Section 8.15(a)
Tax Return	Section 8.15(a)

Taxing Authority	Section 8.15(a)
Termination Payment	Section 8.05(b)
Third Party	Section 8.15(a)
Time-Based Option Cash Amounts	Section 2.03(a)(i)
Transfer Taxes	Section 8.05(d)
Transaction	Recitals
Transaction Documents	Section 4.02
Transaction Litigation	Section 8.15(a)
Treasury Regulations	Section 8.15(a)
U.S. Employee Plan	Section 8.15(a)
UK DB Plan	Section 8.15(a)
VAT	Section 8.15(a)
Voting Agreements	Recitals
WARN Act	Section 8.15(a)
Willful and Material Breach	Section 8.15(a)
Wynnchurch	Section 5.16

Section 8.16 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to “executive officer” shall refer to such term as defined in Rule 3b-7 under the Exchange Act. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended from time to time. References to “$” and “dollars” are to the currency of the United States. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. Accounting terms used, but not specifically defined, in this Agreement shall be construed in accordance with GAAP as applied by the Company. The phrase “ordinary course” shall be deemed to be followed by the words “consistent with past practice.”

Section 8.17 Debt Financing Sources. Notwithstanding anything herein to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby (i) agrees that no Debt Financing Sources Related Parties shall have any liability for any obligations or liabilities of the parties hereto or for any action, cause of action, claim, cross-claim or third-party claim of any kind or description whether in law or in equity, whether in tort, contract or otherwise, based on, in respect of, or by reason of, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (subject to the last sentence of this Section 8.17), (ii) agrees that any

Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources Related Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, and such proceeding (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (iii) agrees that service of process upon such party in any such proceeding shall be effective if notice is given in accordance with this Agreement, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any proceeding brought against the Debt Financing Sources Related Parties in any way arising out of or relating to this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vi) agrees that Buyer may collaterally assign its rights and obligations hereunder (while remaining liable for its obligations hereunder) to the Debt Financing Sources Related Parties pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing and (vii) agrees that the Debt Financing Sources Related Parties are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 8.17 and such provisions and the definition of “Debt Financing Sources Related Parties” shall not be amended in any way materially adverse to the Debt Financing Sources Related Parties without the prior written consent of the Debt Financing Sources (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 8.17 shall in any way limit or modify the rights and obligations of Buyer under this Agreement or any Debt Financing Sources Related Party’s obligations under the Debt Commitment Letter, or any rights of Buyer, the Company and their respective Subsidiaries available under the Debt Commitment Letter against the Debt Financing Sources Related Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date. Notwithstanding anything to the contrary in this Section 8.17, nothing herein shall limit or restrict in any way the rights or remedies of the Company or any of its Subsidiaries under the Debt Commitment Letter against any Debt Financing Sources Related Party in the event of fraud by such Debt Financing Sources Related Party.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

LUXFER HOLDINGS PLC

By:	/s/ Andrew Butcher
Name:	Andrew Butcher
Title:	Chief Executive Officer

DOUBLE EAGLE ACQUISITION BUYER, INC.

By:	/s/ Brian Riordan
Name:	Brian Riordan
Title:	President

[Signature Page to Transaction Agreement]

EXHIBIT A

Form of Scheme of Arrangement

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE

BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES

COMPANIES COURT (ChD)

Claim No. [●]

IN THE MATTER OF LUXFER HOLDINGS PLC

-AND-

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

LUXFER HOLDINGS PLC

and

THE SCHEME SHAREHOLDERS

(as hereinafter defined)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions have the following meanings:

“Awards”	the share awards, restricted share units, conditional share awards, options, phantom options and/or phantom conditional awards granted under the Company Share Plans;

“Book-Entry Shares”	Scheme Shares represented by book-entry;

“Business Day”	any day (excluding any Saturday or Sunday or public or bank holiday) on which banks are generally open for normal banking business in New York, NY, United States and London, United Kingdom;

“Buyer”	Double Eagle Acquisition Buyer, Inc., a Delaware corporation;

“Buyer’s Group”	Buyer and its subsidiaries;

“Companies Act”	the Companies Act 2006, as amended from time to time;

“Company”	Luxfer Holdings PLC, a public limited company incorporated in England and Wales with company number 03690830;

“Company Share Plans”	each of the Luxfer Holdings PLC Long-Term Umbrella Incentive Plan (as amended and restated as of 8 June 2022), the Luxfer Holdings PLC Amended and Restated Non-Executive Directors Equity Incentive Plan (as amended and restated as of 8 June 2022), the Luxfer Share Incentive Plan (as amended);

“Company Shareholders”	holders of issued Company Shares from time to time (excluding any treasury shares);

“Company Shares”	ordinary shares of £0.50 each in the capital of the Company;

“Consideration”	the cash consideration of $17.37 per Company Share payable by the Buyer to the Scheme Shareholders (as appearing on the register of members of the Company at the Scheme Record Time) on the proposed terms under which the Scheme Shares shall be transferred to the Buyer (and/or its nominee(s));

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	such meeting(s) of the Scheme Shareholders (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme;

“Court Order”	the order of the Court sanctioning this Scheme under section 899 of the Companies Act;

“Effective Date”	the date on which this Scheme becomes effective in accordance with clause 6(a) of this Scheme;

“Effective Time”	has the meaning set out in clause 6(a) of this Scheme;

“Encumbrances”	any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, rights of pre-emption, or other restriction of similar nature (including any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) or other third-party right of any nature;

“ESOP”	the Luxfer Group Employee Share Ownership Plan 1997;

“Exchange Agent”	has the meaning set out in clause 3(a) of this Scheme;

“Exchange Fund”	has the meaning set out in clause 3(b) of this Scheme;

“Excluded Shares”	(i) any Company Shares which are registered in the name of or beneficially owned by the Buyer or any member of the Buyer’s Group and (ii) any Company Shares held in treasury by the Company;

“holder”	registered holder and includes any person entitled by transmission;

“Latest Practicable Date”	5.00 p.m. (London time) on [●], being the latest practicable date before publication of the Scheme Document;

“Permitted Dividend”	the Company’s quarterly dividend of $0.13 per Company Share payable on 5 August 2026 to Company Shareholders of record as of the close of business on 17 July 2026;

“Registrar”	Computershare Investor Services PLC, the Company’s share registrar;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition which the Company and the Buyer agree and which is approved or imposed by the Court;

“Scheme Document”	the scheme circular or other similar document containing the terms of the Scheme and the appropriate explanatory statement in compliance with section 897 of the Companies Act, sent by the Company to Company Shareholders in connection with this Scheme;

“Scheme Record Time”	6.00 p.m. (London time) on the Business Day immediately prior to the Effective Date (or such other date and/or time that the Buyer and the Company may agree) and the Court may approve or impose;

“Scheme Shareholder”	a holder of Scheme Shares;

“Scheme Shares”	the Company Shares: (i) in issue at the date of the Scheme Document; (ii) (if any) issued after the date of the Scheme Document but before the Voting Record Time; and

(iii) (if any) issued at or after the Voting Record Time and before the Scheme Record Time (including, for the avoidance of doubt, any Company Shares issued to satisfy the vesting of awards pursuant to existing incentive arrangements of the Company or any of its affiliates) on terms that the original or any subsequent holders shall be, or shall have agreed in writing by such time to be, bound by this Scheme, in each case remaining in issue at the Scheme Record Time, but not including any Excluded Shares;

“Transaction Agreement”	the transaction agreement between the Company and the Buyer, dated July 26, 2026, setting out, inter alia, the proposed terms of the Scheme entered into by the Company and the Buyer (as such agreement may be amended from time to time); and

“Voting Record Time”	6.30 p.m. (London time) on the date which is two Business Days prior to the Court Meeting or if the Court Meeting is adjourned 6.30 p.m. on the day which is two Business Days before the day of such adjourned meeting.

All references to clauses or paragraphs are to clauses or paragraphs of this Scheme.

All references to “Dollars” and “$” are to the lawful currency of the United States of America. “£” means the lawful currency of the United Kingdom.

All references to any statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

A reference to “includes” shall mean “includes without limitation”, and references to “including” and any other similar term shall be interpreted accordingly.

(B)	As at the Latest Practicable Date, the entire issued share capital of the Company consisted of [●] ordinary shares of par value £0.50 each, all of which are credited as fully paid up and [●] of which were held in treasury.

(C)	As at the Latest Practicable Date, Awards to acquire up to [●] Company Shares have been awarded and remain outstanding pursuant to the Company Share Plans and the ESOP holds in aggregate [●] Company Shares that can be used to satisfy outstanding Awards.

(D)	As at the date of the Scheme, neither the Buyer nor any member of the Buyer’s Group beneficially owns any Company Shares.

(E)	The Buyer has agreed to appear by counsel at the hearing to sanction this Scheme and to be bound by, and undertake to the Court to be bound by, the terms of this Scheme and to execute and do, or procure to be executed and done, all such documents, acts or things as may be necessary or desirable to be executed or done by or on behalf of the Buyer for the purpose of giving effect to this Scheme.

(F)	References to times are to the time in London, United Kingdom.

THE SCHEME

1.	TRANSFER OF SCHEME SHARES

(a)	On and with effect from the Effective Time, the Buyer (and/or its nominee(s)) shall acquire all legal and beneficial title to all of the Scheme Shares, fully paid-up, with full title guarantee, free from all Encumbrances (other than transfer restrictions arising under applicable securities laws) and together with all rights as at the Effective Time or thereafter attaching or accruing thereto including, without limitation, the rights to receive and retain in full all dividends and other distributions (if any) announced, authorised, declared, made, becoming payable or paid, or any other return of capital or value (whether by reduction of share capital or share premium account or otherwise) in respect of the Scheme Shares, made by reference to a record date after the Effective Date.

(b)	For such purposes, the Scheme Shares shall be transferred to the Buyer (and/or its nominee(s)) and such transfer(s) shall be effected by means of a form or forms of transfer or other instrument(s) of transfer given or executed by any person appointed by the Buyer. To give effect to such transfer(s) any person may be appointed by the Buyer as attorney and/or agent and/or otherwise on behalf of each Scheme Shareholder, and shall be authorised as such attorney and/or agent and/or otherwise on behalf of each Scheme Shareholder to execute and deliver as transferor one or more form(s) of transfer or other instrument(s) of transfer (whether as a deed or otherwise) of, or otherwise give any instructions to transfer, all of the Scheme Shares and every form of transfer or other instrument of transfer so given or executed shall be as effective as if it or they had been given or executed by the holder or holders of the Scheme Shares thereby transferred. Such forms or instruments of transfer shall be deemed to be the principal instruments of transfer and the equitable or beneficial interest in the Scheme Shares shall only be transferred to the Buyer (and/or its nominee(s)), together with the legal interest in such Scheme Shares, pursuant to such forms or instruments of transfer.

(c)	With effect from the Effective Date, each Scheme Shareholder shall cease to have any rights with respect to the Scheme Shares, except the right to receive the Consideration, and the Buyer or its agents shall be entitled to direct the exercise of any voting rights and any or all rights and privileges attaching to any Scheme Shares, and each Scheme Shareholder irrevocably:

(i)	appoints the Buyer (and/or its nominee(s)) and/or each of their agents and directors as its attorney and/or agent and/or delegate and/or otherwise to exercise or to direct the exercise on its behalf (in place of and to the exclusion of the relevant Scheme Shareholder) of: (A) any voting rights attached to its Scheme Shares (including, without limitation, in relation to any proposal to convert the Company to a private limited company); and (B) any or all rights and privileges attaching to its Scheme Shares (including, without limitation, the right to receive any distribution or other benefit accruing or payable in respect thereof and the right to requisition the convening of a general meeting of the Company or any class of its shareholders);

(ii)	appoints the Buyer (and/or its nominee(s)) and/or each of their agents and directors as its attorney and/or agent and/or delegate and/or otherwise to sign on behalf of such Scheme Shareholders such documents, and do such things, as may in the opinion of the Buyer (and/or its nominee(s)) and/or each of their respective agents and directors (in each case, acting reasonably) be necessary or desirable in connection with the exercise of any voting rights and any or all rights and privileges attaching to such Scheme Shares, including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting and to execute a form of proxy or other representative or similar document in respect of its Scheme Shares appointing any person nominated by the Buyer to attend general and separate class meetings of the Company;

(iii)	authorises the Buyer (and/or its nominee(s)) to take such action as the Buyer or its nominee(s) sees fit in relation to any dealings with or disposals of its Scheme Shares (or any interest in such Scheme Shares) and authorises the Company and/or its agents to send to the Buyer (and/or its nominee(s)) at the Buyer’s registered office any notice, circular, warrant or other document or communication which may be required to be sent to it as a member of the Company; and

(iv)	undertakes not to, without the consent of the Buyer: (A) exercise any vote or any other rights or privileges attaching to the relevant Scheme Shares; or (B) appoint a proxy or representative for, or to attend, any general meeting or separate class meeting of the Company, such that from the Effective Time, no Scheme Shareholder shall be entitled to exercise any voting rights attached to the Scheme Shares or any other rights or privileges attaching to the Scheme Shares.

(d)	The authorities granted by each Scheme Shareholder pursuant to clauses 1(b) and 1(c) shall be treated for all purposes as having been granted by deed.

2.	CONSIDERATION FOR THE TRANSFER OF SCHEME SHARES

(a)	In consideration of the transfer of Scheme Shares to the Buyer and/or its nominee(s) as provided in clauses 1(a) and 1(b), the Buyer shall pay or procure that there shall be paid, to or for the account of each Scheme Shareholder (as appearing in the register of members of the Company at the Scheme Record Time):

for each Scheme Share	$17.37 in cash

(b)	If any dividend, distribution and/or return of capital is announced, declared, made or paid in respect of any Scheme Share on or after the date of the Transaction Agreement and prior to the Effective Date, other than the Permitted Dividend, the

Buyer shall be entitled to reduce the amount of the Consideration payable for each Scheme Share by the amount of all or part of any such dividend, distribution or return of capital.

(c)	If the Buyer exercises the right referred to in clause 2(b) to reduce the consideration payable by the Buyer for each Scheme Share by all or part of the amount of a dividend, distribution or return of capital, then:

(i)	the relevant Scheme Shareholders at the relevant Scheme Record Time shall be entitled to receive and retain that dividend and/or distribution and/or return of capital (or relevant part of it) in respect of the Scheme Shares they held at such Scheme Record Time, provided that if any Scheme Shareholder shall not be entitled to such dividend, distribution or return of capital in respect of their Scheme Shares, then the Buyer shall pay the full amount of Consideration payable to such Scheme Shareholder pursuant to clause 2(a);

(ii)	any reference in this Scheme to the Consideration payable under this Scheme shall be deemed a reference to the Consideration as so reduced; and

(iii)	the exercise of such right shall not be regarded as constituting any revision or variation of the terms of this Scheme. To the extent any such dividend, distribution and/or return of capital is transferred to the Buyer on a basis which entitles the Buyer to receive and retain it, or is cancelled, the Consideration shall not be reduced in accordance with this clause.

3.	SETTLEMENT

(a)	Prior to the Effective Time, the Buyer shall (A) select a nationally recognised bank or trust company reasonably acceptable to the Company to act as exchange agent for the payment of the Consideration (the “Exchange Agent”) and (B) enter into an exchange agent agreement (“Exchange Agent Agreement”), in form and substance reasonably acceptable to the Company, with such Exchange Agent.

(b)	On or prior to the Effective Date, the Buyer shall deposit (or cause to be deposited) with the Exchange Agent, for the benefit of the Scheme Shareholders, cash in an amount equal to the aggregate Consideration. All cash deposited with the Exchange Agent pursuant to this clause 3(b) shall hereinafter be referred to as the “Exchange Fund”.

(c)	In respect of the settlement of the Consideration pursuant to this clause 3, the Buyer shall cause the Exchange Agent to, as soon as practicable after the Effective Time:

(i)	dispatch or procure to be dispatched to each holder of record of Company Shares a letter of transmittal, which shall be in such form and have such other provisions as Buyer and the Exchange Agent may reasonably specify in accordance with the provisions of clause 3(e), provided that the Exchange Agent Agreement shall require that each holder of Company Shares that have been converted into the right to receive the Consideration shall be entitled to receive the aggregate Consideration payable to that person pursuant to clause 2(a), in respect of: (x) the Scheme Shares which at the Scheme Record Time are in certificated form, as soon as practicable following delivery to the Exchange Agent any and all outstanding certificates and of a duly completed and validly executed letter of transmittal; and (y) Book-Entry Shares within two Business Days of receipt by the Exchange Agent of an “agent’s message” and, in each case, delivery to the Exchange Agent of such other documents as may be reasonably requested by the Exchange Agent, provided that payments due from the Buyer to each Scheme Shareholder shall be made in accordance with the Exchange Agent’s customary practices and the Exchange Agent Agreement (including in respect of payments to any Scheme Shareholder who is recorded by the Registrar as “gone away”), and the right of the Buyer to agree with any Scheme Shareholder to facilitate electronic payment of the consideration due to such Scheme Shareholder in lieu of a cheque; and

(ii)	in the case of Scheme Shares issued or transferred pursuant to the Company Share Plans after the making of the Court Order and prior to the Scheme Record Time, pay, or procure the payment of, the amount due in respect of such Scheme Shares to the relevant employer by such method as may be agreed with the Company, and the Company shall then procure that payments are made to the relevant Scheme Shareholders via payroll (or in the case of Scheme Shareholders who are no longer employed by the Company or its subsidiaries, into such account as they may specify) as soon as practicable, subject to the deduction of any applicable income taxes, national insurance or social security contributions or any other required withholding in any relevant jurisdiction (for the avoidance of doubt, the payment of the Consideration to the relevant Scheme Shareholder through payroll pursuant to this clause 3(c)(ii) shall be effected reasonably promptly after the Effective Date but is not required to be effected within three Business Days of the Effective Date).

(d)	Any portion of the Exchange Fund which has not been transferred to the Scheme Shareholder to which it is due within twelve (12) months of the Effective Date shall be delivered to the Buyer or its designee(s) as soon as practicable after such twelve (12) month period expires to be held by the Buyer or such person as the Buyer may nominate on behalf of such Scheme Shareholders (subject to the legal requirements of any jurisdiction relevant to such Scheme Shareholders). The Exchange Agent or such other person as the Buyer may nominate shall (subject to the legal requirements of any jurisdiction relevant to such Scheme Shareholders) hold the consideration due to such Scheme Shareholders for a period of 12 years from the Effective Date, in a separate, interest-bearing UK bank account established solely for that purpose, and such Scheme Shareholders may (subject to the legal requirements of any such jurisdiction relevant to such Scheme Shareholders) claim the consideration due to them (excluding any interest accrued on such consideration) by written notice to the Buyer in a form which the Buyer determines evidences their entitlement to such consideration at any time during the period of

12 years from the Effective Date. None of Buyer, the Company or the Exchange Agent or any of their respective affiliates or representatives or agents shall be liable to any Person in respect of any Consideration (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e)	All deliveries of notices, certificates, statements of entitlement, letters of transmittal and/or cheques required to be made under this Scheme shall be made by or on behalf of the Exchange Agent as provided for or in connection with the Transaction Agreement, to the address appearing in the register of members of the Company at the Scheme Record Time or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time.

(f)	All payments made in cash or by cheque shall be in Dollars and shall be made payable to the Scheme Shareholder concerned, or in the case of joint holders, to that joint holder whose name stands first in the register of members of the Company in respect of such joint holding at the Scheme Record Time by cheque or as the Exchange Agent shall otherwise determine and the encashment of any such cheque shall be a complete discharge to the Buyer for the moneys represented thereby.

(g)	None of the Company, the Buyer or their respective agents or nominees shall be responsible for any loss or delay in the transmission of the statements of entitlement or cheques sent to Scheme Shareholders in accordance with this clause 3, which shall be posted at the risk of the Scheme Shareholder concerned.

(h)	The preceding paragraphs of this clause 3 shall take effect subject to any prohibition or condition imposed by law.

4.	CERTIFICATES IN RESPECT OF SCHEME SHARES

With effect from and including the Effective Time:

(a)	all certificates representing Scheme Shares shall cease to be valid as documents of title to the shares represented thereby and every holder thereof shall be bound to deliver up such certificate(s) to the Exchange Agent;

(b)	in the event that any certificate(s) representing Scheme Shares have been lost, stolen or destroyed, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed certificate(s), upon the making of an affidavit of that fact by the holder thereof, the Consideration payable in respect thereof pursuant to clause 2(a); provided that the Buyer may, in its discretion and as a condition precedent to such payment, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such reasonable and customary amount as the Buyer may direct as indemnity against any claim that may be made against the Buyer, its subsidiaries or the Exchange Agent with respect to the certificate alleged to have been lost, stolen or destroyed; and

(c)	subject to the completion, delivery and, if applicable, stamping of any transfers, forms or instruments of transfer as may be required in accordance with clause 1(b) and the payment of any stamp duty thereon, the Company shall make, or procure to be made, the appropriate entries in the register of members of the Company to reflect the transfer of the Scheme Shares to the Buyer and/or its nominees in accordance with clause 1.

5.	MANDATES

All mandates relating to the payment of dividends on any Scheme Shares and other instructions (including communications preferences) given to the Company by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Time, cease to be valid.

6.	EFFECTIVE TIME

(a)	This Scheme shall become effective upon a copy of the Court Order being delivered to the Registrar of Companies in England and Wales for registration (the “Effective Time”).

(b)	Unless this Scheme has become effective on or before February 26, 2027 or such later date, if any, as the Company and the Buyer may agree and the Court may allow, this Scheme shall never become effective.

7.	MODIFICATION

The Company and the Buyer may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose. For the avoidance of doubt, no modification may be made to the Scheme under this clause 7 once the Scheme has taken effect.

8.	GOVERNING LAW

This Scheme, and all rights and obligations arising out of or in connection with it, are governed by the laws of England and Wales and are subject to the exclusive jurisdiction of the English courts.

Dated: [●] 2026